2010 Corning Annual Report


11005321


Advanced Display Technologies










CORNING


Clean Air Technologies


Drug Discovery Tools












Damage-Resistant Cover Glass






Infinite Bandwidth Capabilities





Corning is the world leader in specialty glass and ceramics, creating keystone components that enable high-technology systems for consumer electronics, mobile emissions control, telecommunications, and life sciences. Corning has been making possibilities real for 160 years.

To our shareholders:

Corning Incorporated had an outstanding year in 2010. We delivered strong financial results including record profits and earnings per share, excluding special items. We commercialized innovative new products across our diverse businesses. We captured important market opportunities in China. And we continued to advance our new business portfolio.

Corning's strong 2010 performance is the result of tremendous work by our employees, the company's participation in diversified global markets, and a clear Corporate Strategy Framework that guides us during good times and bad. That strategy is to grow through global innovation, to proactively create stability and balance, and to always live our Values.

Corning's Management Committee designed this Corporate Strategy Framework to support our mission of another 160 years of innovation and independence, and we use it as the foundation for our annual Operating Priorities.

Corning's 2010 priorities were to:

- **Protect our financial health;**
- **Improve profitability;**
- **Invest in the future; and**
- **Live our Values**

These priorities have remained consistent for the past eight years, although the focus has shifted depending on business conditions and market trends. You may recall that we entered 2010 in a position of relative strength after navigating a difficult global recession. However, the recession set us back in terms of overall growth. So we designed our 2010 operating plan with a greater emphasis on growth and revenue generation. The plan included aggressive targets for net income and free cash flow. We also increased our focus on growth opportunities that leverage Corning's core competencies in glass research, manufacturing, and engineering to solve new problems — what we refer to as "adjacent innovation."

So how did we do against these Operating Priorities?

2010 Highlights

Protect Our Financial Health

In 2010, Corning improved its already-strong financial health. We continued to strengthen the company's balance sheet, ending the year with more than $6 billion in cash and short-term investments. This exceptionally strong balance sheet gives us the flexibility to make strategic investments to improve Corning's competitive position.

Improve Profitability

We also met or exceeded targets for all our major financial metrics. Sales were up 23 percent over 2009, resulting in the second-highest annual revenues in Corning's history. Gross margin improved from 39 percent of sales in 2009 to 46 percent in 2010. We generated net income of nearly $3.6 billon and earnings per share of $2.25. And we delivered a seventh consecutive year of positive free cash flow.

Corning's results were helped by a weak dollar, but all our segments improved their performance year-over-year.

- In Display Technologies, sales increased 24 percent, thanks to an LCD glass market that grew by 28 percent.
- Environmental Technologies sales were up 38 percent, driven by a surge in worldwide auto production and improved demand for diesel engines.
- Telecommunications sales were up slightly, driven by stronger-than-expected demand for fiber-to-the-home and enterprise products.
- Life Sciences sales were up 39 percent, resulting from a combination of growth in existing businesses and the impact of acquisitions.
- Finally, sales in Specialty Materials were up a remarkable 75 percent, driven largely by the voracious appetite for Corning® Gorilla® Glass.

So, despite a still-sluggish U.S. economy, Corning's financial performance in 2010 was exceptional. Corning's ability to solve difficult problems for customers was a significant factor. We participate in markets where product innovation really matters, creating opportunities to grow faster than the general economy. China's continued growth was also a big contributor, generating strong demand for optical fiber, emissions-control products, and LCD TVs.

Our results demonstrate the value of Corning's innovation focus and the vital role that product and geographic diversity play in creating stability, balance, and growth.

Invest in the Future

Corning is home to one of the world's most productive research and development organizations, which delivers new products for existing businesses as well as innovations for entirely new businesses. Thanks to outstanding collaboration between our R&D organization and business segments, we made significant progress on our Invest in the Future initiatives in 2010.

Here are some highlights:

- In Display Technologies, we launched EAGLE XG® Slim glass, which enables slimmer, more lightweight electronic devices. Corning is now producing LCD glass for handheld and IT applications that is a remarkable 0.4 millimeters "thin," and LCD glass for television applications that is only 0.5 millimeters thick. That means we are providing our customers with sheets of glass that are as large as a king-size mattress and about four times the width of a human hair.
- In Telecommunications, demand for Corning's Pretium EDGE™ solution exceeded our expectations. Pretium EDGE builds on ClearCurve® fiber technology to simplify optical network installations in data centers. Customer pull was so strong that conversion from our standard product offering to Pretium EDGE occurred faster than anticipated and Corning strengthened its market position.
- In Specialty Materials, Corning® Gorilla® Glass more than tripled sales over 2009 and has become one of Corning's fastest-growing products ever. Adoption is occurring so quickly, our data points are out of date almost as soon as we report them. But at the end of 2010, Corning Gorilla Glass was designed into approximately 300 product models by 27 major brands — up from 70 product models and 15 brands at the end of 2009. That translates into hundreds of millions of devices worldwide featuring Corning Gorilla Glass — which means there's a good chance you own at least one.

The potential for even wider adoption and new applications for Corning Gorilla Glass prompted us to launch Corning's first major consumer marketing campaign in more than a decade. We think we have the opportunity to make Corning Gorilla Glass synonymous with beautiful, tough cover glass, and we've "employed" a tech-savvy urban gorilla to help spread the word. The first ads began appearing in magazines and online in December 2010, and you'll see them throughout the year.

We also advanced our adjacent innovation efforts. We expanded Gorilla Glass into the TV cover glass market, and we've identified potential opportunities in architecture, appliances, and automotive applications. Another promising initiative is our photovoltaics program, which leverages Corning's flat-glass expertise for solar-energy applications. We have shown that our specialty glass for thin-film photovoltaics can convert sunlight to energy more efficiently than the glass currently used. Last fall, we reached a major milestone when we achieved a record-breaking conversion rate of 11.9 percent in lab trials on thin-film technology known as silicon tandem. So we are very excited by the potential of this opportunity.

Live Our Values

Of course, how we do things is as important as what we achieve, so I'm especially proud of how we have continued to live our Values: *Quality, Integrity, Performance, Leadership, Innovation, Independence,* and *The Individual.* As we expand Corning's global operations, we devote significant resources to educating employees about our Corporate Values to ensure that we live all seven, all the time, all around the world.

We have been extremely pleased with how Corning's Values resonate with our Asian employees, and the critical role they have played in attracting and retaining talent. Thanks to our distinctive culture and strong set of Corporate Values, Corning's attrition rate for salaried employees is less than half that of other companies operating in Asia.

One key Values focus area in 2010 was talent development, which is part of our commitment to honoring The Individual. We introduced new tools to empower employees to take more control over their own professional development, and we launched a concerted talent development effort in Asia to support Corning's growth in the region.

When we say our people are our greatest asset, it's not a cliché. We know we need the right people to succeed in today's global economy, so the Management Committee will continue to devote a lot of attention to talent management moving forward.

Challenges and Choices

Of course, not everything in 2010 went our way. A correction in the LCD supply chain negatively impacted our results in the second half of the year. And although we were pleased by the uptick in demand for diesel filters, we faced manufacturing challenges as we quickly ramped up to supply our customers. Finally, we had to make tough choices about pacing and prioritizing our innovation pipeline, including the decision to discontinue our synthetic green laser program. We believe that advancements with native green lasers in the past year have limited the market opportunity for synthetic green lasers. Therefore, we are redeploying the resources to other areas of our technology portfolio.

Corning will always face challenges and tough choices, but our track record gives us confidence in our ability to make good decisions and handle any surprises that come our way.

Looking Ahead: $10B in Sales

As we look ahead, Corning's future is very bright. Market trends are creating new opportunities for Corning's innovations, and we believe we are in the right place, at the right time, with the right products.

The desire for more portable devices and sophisticated touch technology is generating strong customer pull for Corning's thin, tough cover glass. The demand for more sophisticated viewing experiences is driving the need for Corning's industry-leading display glass. The push for a cleaner environment is creating demand for Corning's emissions-control technologies. The need for fast, reliable access to large volumes of information requires high-speed networks powered by Corning's telecom products. Moreover, emerging global markets are generating demand for products that cannot be met by domestic producers alone.

In 2010, we announced a number of strategic investments to capitalize on these opportunities. Many of these investments are already underway. They include:

- Expanding manufacturing capacity for fusion-formed glass in Taichung, Taiwan and Harrodsburg, Kentucky
- Adding LCD glass melting in Beijing
- Expanding our automotive substrate plant in Shanghai
- Expanding light-duty diesel manufacturing in South Africa and Germany
- Investing in a new life sciences manufacturing and distribution facility in China
- Acquiring a life sciences business in France

From this list, you can see that we are investing across diverse businesses and geographies to build a bigger, more balanced company. We believe Corning has the potential to generate $10 billion in annual sales within a few years, and we have a path to get there.

The majority of Corning's growth will be organic, with strong sales expected from our existing businesses. We will also continue to expand Corning's geographic reach to capture growth in emerging markets. Lastly, we will consider selective mergers and acquisitions to supplement this growth. Any mergers and acquisitions will be consistent with our Corporate Strategy — we'll look for companies or technologies that complement Corning's existing business portfolio and technologies, or that provide us strategic access into key markets.

And that is a fitting note on which to end. As we look to 2011 and beyond, you can expect a lot of consistency from us. We will stick with our Corporate Strategy Framework and our Operating Priorities because they work. And we will grow the company in a way that ensures we always live our Values and stay focused on our goal of another 160 years of innovation and independence.

Sincerely,

Wendell P. Weeks

Wendell P. Weeks
Chairman of the Board, Chief Executive Officer & President

Financial Highlights: (in millions, except per share amounts)

	2010	2009	2008	2007	2006
Net Sales	**$ 6,632**	$ 5,395	$ 5,948	$ 5,860	$ 5,174
Net income attributable to Corning Incorporated	**3,558**	2,008	5,257	2,150	1,855
Diluted earnings per common share attributable to Corning Incorporated	**$ 2.25**	$ 1.28	$ 3.32	$ 1.34	$ 1.16

Corning Incorporated
2010 Annual Report
Index

	Page
Business Description	1
Executive Officers	7
Risk Factors	8
Legal Proceedings	14
Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	17
Selected Financial Data	20
Management's Discussion and Analysis of Financial Condition and Results of Operations	21
Quantitative and Qualitative Disclosures About Market Risks	47
Management's Annual Report on Internal Control Over Financial Reporting	48
Report of Independent Registered Public Accounting Firm	49
Consolidated Statements of Income	50
Consolidated Balance Sheets	51
Consolidated Statements of Cash Flows	52
Consolidated Statements of Changes in Shareholders' Equity	53
Notes to Consolidated Financial Statements	
1. Summary of Significant Accounting Policies	54
2. Restructuring, Impairment and Other (Credits) and Charges	61
3. Available-for-Sale Investments	63
4. Significant Customers	65
5. Inventories	65
6. Income Taxes	65
7. Investments	69
8. Acquisition	75
9. Property, Net of Accumulated Depreciation	75
10. Goodwill and Other Intangible Assets	76
11. Other Liabilities	77
12 Debt	78
13. Employee Retirement Plans	79
14. Commitments, Contingencies, and Guarantees	85
15. Hedging Activities	87
16. Fair Value Measurements	89
17. Shareholders' Equity	90
18. Earnings Per Common Share	92
19. Share-based Compensation	92
20. Operating Segments	96
Valuation Accounts and Reserves	100
Quarterly Operating Results	101

Corning Incorporated and its consolidated subsidiaries are hereinafter sometimes referred to as the "Company," the "Registrant," "Corning," or "we."

This report contains forward-looking statements that involve a number of risks and uncertainties. These statements relate to our future plans, objectives, expectations and estimates and may contain words such as "believes," "expects," "anticipates," "estimates," "forecasts," or similar expressions. Our actual results could differ materially from what is expressed or forecasted in our forward-looking statements. Some of the factors that could contribute to these differences include those discussed under "Forward-Looking Statements," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this report.

Business Description

General

Corning traces its origins to a glass business established in 1851. The present corporation was incorporated in the State of New York in December 1936. The Company's name was changed from Corning Glass Works to Corning Incorporated on April 28, 1989.

Corning is a global, technology-based corporation that operates in five reportable business segments: Display Technologies, Telecommunications, Environmental Technologies, Specialty Materials and Life Sciences. Corning manufactures and processes products at approximately 60 plants in 14 countries.

Display Technologies Segment

Corning's Display Technologies segment manufactures glass substrates for active matrix liquid crystal displays (LCDs), that are used primarily in notebook computers, flat panel desktop monitors, and LCD televisions. Corning's facilities in Kentucky, Japan, Taiwan, and China and those of Samsung Corning Precision Materials Co., Ltd. (Samsung Corning Precision) in Korea develop, manufacture and supply high quality glass substrates using a proprietary fusion manufacturing process and technology expertise. Corning owns 50% of Samsung Corning Precision, Samsung Electronics Co., Ltd. owns 43% and three other shareholders own the remaining 7%. Samsung Corning Precision sells LCD glass to panel manufacturers in Korea, while panel manufacturers located in Japan, Taiwan, Singapore and China and other leading LCD-producing areas of the world are supplied by Corning. Samsung Corning Precision's financial statements are attached in Item 15, Exhibits and Financial Statement Schedules.

Corning is a technology leader in this market introducing new large-sized glass substrates used by our customers in the production of larger LCDs for monitors and television. We are recognized for providing product innovations that help our customers produce larger, lighter, thinner and higher-resolution displays more affordably. In industry language, glass sizes advance in what are called generations. Glass substrates are currently available from Corning in sizes up to Generation 10 (2,850mm x 3,050mm). Generation 10 glass substrates are produced at our newest manufacturing facility, which opened in October 2009. This advanced facility, located at Sharp Corporation's industrial complex in Sakai City, Japan, eliminates the need for traditional packaging, shipping, and delivery methods. Large substrates (Generation 5 and higher) allow LCD manufacturers to produce larger and a greater number of panels from each substrate. The larger size leads to economies of scale for LCD manufacturers.

Corning invented its proprietary fusion manufacturing process, which is the cornerstone of the Company's technology leadership in the LCD industry. The automated process yields high quality glass substrates with excellent dimensional stability and uniformity - essential attributes for the production of increasingly larger, high performance active matrix LCDs. Corning's fusion process is scalable and is thought to be the most effective process in producing large size substrates. In 2006, Corning launched EAGLE XG®, the industry's first environmentally-friendly LCD glass substrate that is free of heavy metals. In 2010, leveraging the EAGLE XG® composition, Corning introduced EAGLE XG® Slim glass, a new line of slim glass substrates which enables lighter-weight portable devices and thinner televisions and monitors.

LCD glass manufacturing is a highly capital intensive business. Corning has made significant investments to expand its LCD glass facilities in response to customer demand. The environment is very competitive. Important attributes for success include efficient manufacturing, access to capital, technology know-how, and patents.

Patent protection and proprietary trade secrets are important to this segment's operations. Corning has a growing portfolio of patents relating to its products, technologies and manufacturing processes. Corning licenses certain of its patents to Samsung Corning Precision and other third parties and generates royalty income from these licenses. Refer to the material under the heading "Patents and Trademarks" for information relating to patents and trademarks.

The Display Technologies segment represented 45% of Corning's sales for 2010.

Telecommunications Segment

The Telecommunications segment produces optical fiber and cable, and hardware and equipment products for the worldwide telecommunications industry. Corning invented the world's first low-loss optical fiber approximately 40 years ago and now offers a range of optical fiber technology products and enhancements for a variety of applications, including premises, fiber-to-the-home access, metropolitan, long-haul and submarine networks. Corning makes and sells InfiniCor® fibers for local area networks, data centers and central offices; SMF-28e+™ single-mode optical fiber that provides additional transmission wavelengths in metropolitan and access networks; SMF-28® ULL fiber; LEAF® optical fiber for long-haul, regional and metropolitan networks; ClearCurve® ultra-bendable single-mode fiber for use in multiple dwelling units and fiber-to-the-home applications; ClearCurve® ultra-bendable multimode fiber for data centers and other enterprise networks; and Vascade® submarine optical fibers for use in submarine networks. Corning has two optical fiber manufacturing facilities in North Carolina and another facility in China.

A significant portion of Corning's optical fiber is sold to subsidiaries such as Corning Cable Systems LLC, Beijing CCS Optical Fiber Cable Co., Ltd., Chengdu CCS Optical Fiber Cable Co., Ltd. and Corning Cable Systems Polska Sp. Z o.o. Optical fiber is cabled prior to being sold to end users in cabled form. Corning's remaining fiber production is sold directly to end users or third party cablers around the world. Corning's cabling operations include facilities in North Carolina, Poland, China, Germany and smaller regional locations and equity affiliates.

Corning's hardware and equipment products include cable assemblies, fiber optic hardware, fiber optic connectors, optical components and couplers, closures and pedestals, splice and test equipment and other accessories for optical connectivity. For copper connectivity, Corning's products include subscriber demarcation, connection and protection devices, xDSL (different variations of digital subscriber lines) passive solutions and outside plant enclosures. Each of the product lines may be combined in Corning's fiber-to-the-premises solutions. Corning has manufacturing operations for hardware and equipment products in North Carolina, Arizona, and Texas, as well as Europe, Mexico, and China. In addition, Corning offers products for the cable television industry, including coaxial connectors and associated tools.

Patent protection is important to the segment's operations. The segment has an extensive portfolio of patents relating to its products, technologies and manufacturing processes. The segment licenses certain of its patents to third parties and generates revenue from these licenses, although the royalty income is not currently material to this segment's operating results. Corning is licensed to use certain patents owned by others, which are considered important to the segment's operations. Refer to the material under the heading "Patents and Trademarks" for information relating to the Company's patents and trademarks.

The Telecommunications segment represented 26% of Corning's sales for 2010.

Environmental Technologies Segment

Corning's Environmental Technologies segment manufactures ceramic substrates and filter products for emissions control in mobile and stationary applications around the world. In the early 1970's, Corning developed an economical, high-performance cellular ceramic substrate that is now the standard for catalytic converters in vehicles worldwide. As global emissions control regulations tighten, Corning has continued to develop more effective and durable ceramic substrate and filter products for gasoline and diesel applications. Corning manufactures substrate and filter products in New York, Virginia, China, Germany and South Africa. Corning sells its ceramic substrate and filter products worldwide to manufacturers of emission control systems who then sell to automotive and diesel vehicle or engine manufacturers. Although most sales are made to the emission control systems manufacturers, the use of Corning substrates and filters is generally required by the specifications of the automotive and diesel vehicle or engine manufacturers.

Patent protection is important to the segment's operations. The segment has an extensive portfolio of patents relating to its products, technologies and manufacturing processes. Corning is licensed to use certain patents owned by others, which are considered important to the segment's operations. Refer to the material under the heading "Patents and Trademarks" for information relating to the Company's patents and trademarks.

The Environmental Technologies segment represented 12% of Corning's sales for 2010.

Specialty Materials Segment

The Specialty Materials segment manufactures products that provide more than 150 material formulations for glass, glass ceramics and fluoride crystals to meet demand for unique customer needs. Consequently, this segment operates in a wide variety of commercial and industrial markets that include display optics and components, semiconductor optics components, aerospace and defense, astronomy, ophthalmic products, telecommunications components and protective cover glass that is optimized for portable display devices and televisions. Semiconductor optics manufactured by Corning includes high-performance optical material products, optical-based metrology instruments, and optical assemblies for applications in the global semiconductor industry. Corning's semiconductor optics products are manufactured in New York. Our protective cover glass, known as Corning® Gorilla® glass, is an environmentally friendly thin sheet glass designed specifically to function as a protective cover glass for display devices such as notebook PCs, televisions and mobile phones. Corning Gorilla glass is manufactured in Kentucky, Japan and Taiwan. Other specialty glass products include glass lens and window components and assemblies and are made in New York, New Hampshire, Kentucky and France or sourced from China.

The Specialty Materials segment represented approximately 9% of Corning's sales for 2010.

Life Sciences Segment

As a leading developer, manufacturer and global supplier of scientific laboratory products for more than 90 years, Corning's Life Sciences segment collaborates with researchers seeking new approaches to increase efficiencies, reduce costs and compress timelines in the drug discovery process. Using unique expertise in the fields of materials science, surfaces, and biology, the segment provides innovative solutions that improve productivity and enable breakthrough discoveries.

Life Sciences laboratory products include general labware and equipment as well as tools for cell culture and bioprocess, genomics and proteomics, and high-throughput screening. Corning manufactures these products in Maine, New York, New Jersey, California, Utah, Mexico, France, Poland, and China. The products are marketed worldwide, primarily through distributors, to pharmaceutical and biotechnology companies, academic institutions, hospitals, government entities, and other research facilities. In addition to being a global leader in consumable glass and plastic laboratory tools for life science research, Corning continues to be a leader with the development and production of unique technologies such as the Corning® HYPERFlask® Cell Culture Vessel for increased cell yields, and novel surfaces, such as the Corning® CellBIND® Surface and the Corning® Osteo-Assay surface.

In September 2009, Corning acquired Axygen BioScience, Inc. and its subsidiaries (Axygen). Axygen is a leading manufacturer and distributor of high quality plastic consumables, liquid handling products and bench-top laboratory equipment. The acquisition of Axygen, which was integrated into Corning's Life Sciences segment, supports Corning's strategy to expand its portfolio of life sciences products and enhance global customer access in this business. In addition to its existing Corning, Costar and Pyrex brands, Corning now sells life science products under the Axygen, Sorenson BioScience, Labnet, HTL, Gosselin and ALP brands.

Patent protection is important to the segment's operations. The segment has a growing portfolio of patents relating to its products, technologies and manufacturing processes. Brand recognition, through some well known trademarks, is important to the segment. Refer to the material under the heading "Patents and Trademarks" for information relating to the Company's patents and trademarks.

The Life Sciences segment represented approximately 8% of Corning's sales for 2010.

All Other

Other products primarily include development projects and new product lines, certain corporate investments, Samsung Corning Precision's non-LCD business, and Corning's Eurokera and Keraglass equity affiliates with Saint Gobain Vitrage S.A. of France, which manufacture smooth cooktop glass/ceramic products in France, China, and South Carolina. Development projects and new product lines involve the use of various technologies for new products such as advanced flow reactors, thin-film photovoltaics and adjacency businesses in pursuit of thin, strong glass applications. In 2006, Corning announced the commercial launch of the Epic™ system, a high-throughput label-free screening platform based on optical biosensor technology. The system offers drug developers the ability to evaluate promising new drug targets through both biochemical and cell-based drug discovery applications. In September 2009, Corning and Samsung Corning Precision formed Corsam Technologies LLC (Corsam), a new equity affiliate established to provide glass technology research for future product applications. Corning and Samsung Corning Precision each own 50% of the common stock of Corsam and Corning has agreed to provide research and development services to Corsam.

Until December 31, 2007, Corning had a 50% interest in Samsung Corning Company, Ltd. (Samsung Corning), a producer of glass panels and funnels for cathode ray tubes for televisions and computer monitors, which had manufacturing facilities in Korea, Germany, China and Malaysia. Samsung Electronics Company, Ltd. and affiliates owned the remaining 50% interest in Samsung Corning. On December 31, 2007, Samsung Corning Precision acquired all of the outstanding shares of Samsung Corning. After the transaction, Corning retained its 50% interest in Samsung Corning Precision. As noted above, equity earnings from the non-LCD business of Samsung Corning Precision are included in the All Other category.

All Other products represented less than 1% of Corning's sales for 2010.

Additional explanation regarding Corning and its five segments is presented in Management's Discussion and Analysis of Financial Condition under Operating Review and Results of Operations and Note 20 (Operating Segments) to the Consolidated Financial Statements.

Corporate Investments

Corning and The Dow Chemical Company (Dow Chemical) each own half of Dow Corning Corporation (Dow Corning), an equity company headquartered in Michigan that manufactures silicone products worldwide. Dow Corning is a leader in silicon-based technology and innovation, offering more than 7,000 products and services. Dow Corning is the majority-owner of Hemlock Semiconductor, a market leader in the production of high purity polycrystalline for the semiconductor and solar energy industries. Dow Corning's sales were $6.0 billion in 2010. Additional discussion about Dow Corning appears in the Legal Proceedings section. Dow Corning's financial statements are attached in Item 15, Exhibits and Financial Statement Schedules.

Corning and PPG Industries, Inc. each own half of Pittsburgh Corning Corporation (PCC), an equity company in Pennsylvania that manufactures glass products for architectural and industrial uses. PCC filed for Chapter 11 bankruptcy reorganization in April 2000. Corning also owns half of Pittsburgh Corning Europe N.V. (PCE), a Belgian corporation that manufactures glass products for industrial uses primarily in Europe. Additional discussion about PCC and PCE appears in the Legal Proceedings section.

Additional information about corporate investments is presented in Note 7 (Investments) to the Consolidated Financial Statements.

Competition

Corning competes across all of its product lines with many large and varied manufacturers, both domestic and foreign. Some of these competitors are larger than Corning, and some have broader product lines. Corning strives to maintain its position through technology and product innovation. For the future, Corning believes its competitive advantage lies in its commitment to research and development, and its commitment to quality. There is no assurance that Corning will be able to maintain its market position or competitive advantage.

Display Technologies Segment

Corning, including Samsung Corning Precision, is the largest worldwide producer of glass substrates for active matrix LCD displays. In 2010, Corning remained in a strong competitive position following improvements in economic conditions. Corning believes it has sustained its competitive advantages in LCD glass substrate products by investing in new technologies, providing a consistent and reliable supply and using its proprietary fusion manufacturing process. This process allows us to deliver glass that is larger, thinner and lighter, with exceptional surface quality and without heavy metals. Asahi Glass, Nippon Electric Glass and Avan Strate, Inc. (formerly NH Techno) are Corning's principal competitors in display glass substrates.

Telecommunications Segment

Competition within the telecommunications equipment industry is intense among several significant companies. Corning is a leading competitor in the segment's principal product lines, which include optical fiber and cable and hardware and equipment. Price and new product innovations are significant competitive factors. The competitive landscape includes increasing competition, causing price pressure in all regions. These competitive conditions are likely to persist.

Corning is the largest producer of optical fiber and cable products, but faces significant competition due to continued excess manufacturing capacity in the market, price pressure and new product innovations. Corning believes its large scale manufacturing experience, fiber process, technology leadership and intellectual property assets yield cost advantages relative to several of its competitors. The primary competing producers of optical fiber and cable products are Furukawa Electric/OFS, Fujikura Ltd., Sumitomo Electric, Prysmian Cables & Systems and Draka Comteq.

For hardware and equipment products, significant competitors are 3M Company (3M), Tyco Electronics, Furukawa OFS and CommScope.

Environmental Technologies Segment

For worldwide automotive ceramic substrate products, Corning has a leading market position that has remained relatively stable over the past year. Corning has also established a strong presence in the heavy duty and light duty diesel vehicle market and believes its competitive advantage in automotive ceramic substrate products for catalytic converters is based upon global presence, customer service, engineering design services and product innovation. Corning's Environmental Technologies products face principal competition from NGK, Denso, and Ibiden.

Specialty Materials Segment

Corning is one of very few manufacturers with deep capabilities in materials science, optical design, shaping, coating, finishing, metrology, and system assembly. Additionally, we are addressing emerging needs of the consumer electronics industry with the development of chemically strengthened glass. Corning's Gorilla glass is an environmentally friendly thin-sheet glass that is better able to survive events that most commonly cause glass failure. Its advanced composition allows a deeper layer of chemical strengthening than is possible with most other chemically strengthened glasses, making it both durable and damage resistant. Our products and capabilities in this segment position the Company to meet the needs of a broad array of markets including aerospace/defense, display, semiconductor, astronomy, vision care, industrial/commercial, and telecommunications. For this segment, Schott, Shin-Etsu Quartz Products, Asahi Fine Glass, Carl Zeiss, Nikon, NEG, Transitions Optical, Oerlikon, Hoya and Heraeus are the main competitors.

Life Sciences Segment

Corning is a leading supplier of glass and plastic laboratory products, with a growing plastics products market presence in North America and Europe, and a solid laboratory glass products market presence. Corning seeks to maintain competitive advantages by emphasizing product quality, product availability, supply chain efficiency, a wide product line and superior product attributes. For laboratory products, Greiner, Becton Dickinson, Kimble-Chase, and Duran are the principal worldwide competitors. Corning also faces increasing competition from two large distributors that have pursued backward integration or introduced private label products.

Raw Materials

Corning's production of specialty glasses, ceramics, and related materials requires significant quantities of energy, uninterrupted power sources, certain precious metals, and various batch materials.

Although energy shortages have not been a problem recently, the cost of energy remains volatile. Corning has achieved flexibility through important engineering changes to take advantage of low-cost energy sources in most significant processes. Specifically, many of Corning's principal manufacturing processes can be operated with natural gas, propane, oil or electricity, or a combination of these energy sources.

Availability of resources (ores, minerals, polymers, and processed chemicals) required in manufacturing operations, appears to be adequate. Corning's suppliers, from time to time, may experience capacity limitations in their own operations, or may eliminate certain product lines. Corning believes it has adequate programs to ensure a reliable supply of batch materials and precious metals. For many products, Corning has alternate glass compositions that would allow operations to continue without interruption in the event of specific materials shortages.

Certain key materials and proprietary equipment used in the manufacturing of products are currently sole-sourced or available only from a limited number of suppliers. Any future difficulty in obtaining sufficient and timely delivery of components could result in lost sales due to delays or reductions in product shipments, or reductions in Corning's gross margins.

Patents and Trademarks

Inventions by members of Corning's research and engineering staff have been, and continue to be, important to the Company's growth. Patents have been granted on many of these inventions in the United States and other countries. Some of these patents have been licensed to other manufacturers, including companies in which Corning has equity investments. Many of our earlier patents have now expired, but Corning continues to seek and obtain patents protecting its innovations. In 2010, Corning was granted over 250 patents in the U.S. and over 325 patents in countries outside the U.S.

Each business segment possesses its own patent portfolio that provides certain competitive advantages in protecting Corning's innovations. Corning has historically enforced, and will continue to enforce, its intellectual property rights. At the end of 2010, Corning and its wholly-owned subsidiaries owned over 4,300 unexpired patents in various countries of which about 2,300 were U.S. patents. Between 2011 and 2013, approximately 11% of these patents will expire, while at the same time Corning intends to seek patents protecting its newer innovations. Worldwide, Corning has over 6,750 patent applications in process, with about 1,900 in process in the U.S. Corning believes that its patent portfolio will continue to provide a competitive advantage in protecting Corning's innovation, although Corning's competitors in each of its businesses are actively seeking patent protection as well.

The Display Technologies segment has over 375 patents in various countries, of which over 150 are U.S. patents. No one patent is considered material to this business segment. Some of the important U.S.-issued patents in this segment include patents relating to glass compositions and methods for the use and manufacture of glass substrates for display applications. There is no group of important Display Technology segment patents set to expire between 2011 and 2013.

The Telecommunications segment has over 1,700 patents in various countries, of which over 900 are U.S. patents. No one patent is considered material to this business segment. Some of the important U.S.-issued patents in this segment include: (i) patents relating to optical fiber products including dispersion compensating fiber, low loss optical fiber and high data rate optical fiber and processes and equipment for manufacturing optical fiber, including methods for making optical fiber preforms and methods for drawing, cooling and winding optical fiber; (ii) patents relating to optical fiber ribbons and methods for making such ribbon, fiber optic cable designs and methods for installing optical fiber cable; and (iii) patents relating to optical fiber connectors, termination and storage and associated methods of manufacture. A few patents relating to optical fiber manufacturing and dispersion compensating fiber will expire between 2011 and 2013.

The Environmental Technologies segment has over 395 patents in various countries of which over 200 are U.S. patents. No one patent is considered material to this business segment. Some of the important U.S.-issued patents in this segment include patents relating to cellular ceramic honeycomb products, together with ceramic batch and binder system compositions, honeycomb extrusion and firing processes, and honeycomb extrusion dies and equipment for the high-volume, low-cost manufacture of such products. There is no group of important Environmental Technologies patents set to expire between 2011 and 2013.

The Specialty Materials segment has over 450 patents in various countries of which over 275 are U.S. patents. No one patent is considered material to this business segment. Some of the important U.S.-issued patents in this segment include patents relating to ophthalmics, LCD imagemask and semiconductor/microlithography optics and blanks, metrology instrumentation and laser/precision optics, protective cover glass, glass polarizers, specialty fiber, and refractories. There is no group of important Specialty Materials patents set to expire between 2011 and 2013.

The Life Sciences segment has over 200 patents in various countries of which over 100 are U.S. patents. No one patent is considered material to this business segment. Some of the important U.S.-issued patents in this segment include patents relating to methods and apparatus for the manufacture and use of scientific laboratory equipment including nucleic acid arrays, multiwell plates, and cell culture products as well as equipment and processes for label independent drug discovery. There is no group of important Life Sciences patents set to expire between 2011 and 2013.

Products reported in All Other include development projects, new product lines, and other businesses or investments that do not meet the threshold for separate reporting.

Many of the Company's patents are used in operations or are licensed for use by others, and Corning is licensed to use patents owned by others. Corning has entered into cross licensing arrangements with some major competitors, but the scope of such licenses has been limited to specific product areas or technologies.

Corning's principal trademarks include the following: Corning, Celcor, DuraTrap, EagleXG, Epic, Evolant, HPFS, Lanscape, Pyrex, ClearCurve, SMF-28e, Gorilla, and Jade.

Protection of the Environment

Corning has a program to ensure that its facilities are in compliance with state, federal and foreign pollution-control regulations. This program has resulted in capital and operating expenditures during the past several years. In order to maintain compliance with such regulations, capital expenditures for pollution control in continuing operations were approximately $5 million in 2010 and are estimated to be $10 million in 2011.

Corning's 2010 consolidated operating results were charged with approximately $38 million for depreciation, maintenance, waste disposal and other operating expenses associated with pollution control. Corning believes that its compliance program will not place it at a competitive disadvantage.

Employees

At December 31, 2010, Corning had approximately 26,200 full-time employees, including approximately 10,600 employees in the United States. From time to time, Corning also retains consultants, independent contractors, temporary and part-time workers. Unions are certified as bargaining agents for approximately 29% of Corning's United States employees.

Executive Officers

Wendell P. Weeks *Chairman, Chief Executive Officer and President*
Mr. Weeks joined Corning in 1983 and was named a vice president and deputy general manager of the Telecommunications Products division in 1995, vice president and general manager in 1996, senior vice president in 1997, senior vice president of Opto-Electronics in 1998, executive vice president in 1999, president, Corning Optical Communications in 2001, president and chief operating officer of Corning in 2002, and president and chief executive officer in 2005. Mr. Weeks became chairman and chief executive officer on April 26, 2007, and president on December 31, 2010. Mr. Weeks is a director of Merck & Co. Inc. Mr. Weeks has been a member of Corning's Board of Directors since 2000. Age 51.

James B. Flaws *Vice Chairman and Chief Financial Officer*
Mr. Flaws joined Corning in 1973 and served in a variety of controller and business management positions. Mr. Flaws was elected assistant treasurer of Corning in 1993, vice president and controller in 1997 and vice president of finance and treasurer in May 1997, senior vice president and chief financial officer in December 1997, executive vice president and chief financial officer in 1999 and to his current position in 2002. Mr. Flaws is a director of Dow Corning Corporation. Mr. Flaws has been a member of Corning's Board of Directors since 2000. Age 62.

Kirk P. Gregg *Executive Vice President and Chief Administrative Officer*
Mr. Gregg joined Corning in 1993 as director of Executive Compensation. He was named vice president of Executive Resources and Employee Benefits in 1994, senior vice president, Administration in December 1997 and to his current position in 2002. He is responsible for Human Resources, Information Technology, Procurement and Transportation, Aviation, Community Affairs, Government Affairs, Business Services and Corporate Security. Prior to joining Corning, Mr. Gregg was with General Dynamics Corporation as corporate director, Key Management Programs, and was responsible for executive compensation and benefits, executive development and recruiting. Age 51.

Lawrence D. McRae *Executive Vice President, Strategy and Corporate Development*
Mr. McRae joined Corning in 1985 and served in various financial, sales and marketing positions. He was elected vice president Corporate Development in 2000, senior vice president Corporate Development in 2003, and senior vice president Strategy and Corporate Development in October 2005. He was elected to his present position in October 2010. Mr. McRae is on the board of directors of Dow Corning Corporation, and Samsung Corning Precision Materials Co., Ltd. Age 52.

Joseph A. Miller *Executive Vice President and Chief Technology Officer*
Dr. Miller joined Corning in 2001 as senior vice president and chief technology officer. He was elected to his current position in 2002. Prior to joining Corning, Dr. Miller was with E.I. DuPont de Nemours, Inc., where he served as chief technology officer and senior vice president for research and development since 1994. He began his career with DuPont in 1966. Dr. Miller is a director of Greatbatch, Inc. and Dow Corning Corporation. Age 69.

Pamela C. Schneider *Executive Vice President and Operations Chief of Staff*
Ms. Schneider joined Corning in 1986 as senior financial analyst in the Controllers Division. In 1988 she became manager of internal audit. In 1990 she was named controller and in 1991 chief financial officer of Corning Asahi Video Products Company. In January 1993, she was appointed vice president and chief financial officer for Corning Consumer Products Company, and in 1995 vice president Finance and Administration. In 1997, she was named vice president and in 1999 senior vice president, Human Resources and diversity officer for Corning Incorporated. Ms. Schneider was elected senior vice president and Operations chief of staff in April 2002, and to her present position in October 2010. Age 56.

R. Tony Tripeny *Senior Vice President, Corporate Controller and Principal Accounting Officer*
Mr. Tripeny joined Corning in 1985 as the corporate accounting manager of Corning Cable Systems, and became the Keller facility's plant controller in 1989. In 1993, he was appointed equipment division controller of Corning Cable Systems and, in 1996 corporate controller. Mr. Tripeny was appointed chief financial officer of Corning Cable Systems in July 2000. In 2003, he took on the additional role of group controller, Telecommunications, Corning Incorporated. He was appointed division vice president, operations controller in August 2004, and vice president, corporate controller in October 2005. Mr. Tripeny was elected to his current position in April 2009. Age 51.

Vincent P. Hatton *Senior Vice President and General Counsel*
Mr. Hatton joined Corning in 1981 as an assistant corporate counsel and became a division counsel in 1984. Mr. Hatton was named assistant general counsel, Specialty Materials in May 1993, and director of the Legal Department in 1995. Mr. Hatton was elected vice president in 1998 and senior vice president in 2003. Mr. Hatton was elected to his current position on March 1, 2007. Age 60.

Document Availability

A copy of Corning's 2010 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available upon written request to Ms. Denise A. Hauselt, Vice President, Secretary and Assistant General Counsel, Corning Incorporated, HQ-E2-10, Corning, NY 14831. The Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 and other filings are available as soon as reasonably practicable after such material is electronically filed or furnished to the SEC, and can be accessed electronically free of charge, through the Investor Relations line on Corning's web site at www.corning.com. The information contained on the Company's website is not included in, or incorporated by reference into, this Annual Report on Form 10-K.

Risk Factors

Set forth below are some of the principal risks and uncertainties that could cause our actual business results to differ materially from any forward-looking statements contained in this Annual Report or otherwise have a detrimental affect on the Company. These risks should be considered in making any investment decisions in Corning. Future results could be affected materially by general industry and market conditions, changes in laws or accounting rules, general economic and political conditions, including a global economic slowdown, fluctuation of interest rates or currency exchange rates, terrorism, political unrest or international conflicts, political instability or major health concerns, natural disasters or other disruptions of expected business conditions. These risk factors should be considered in addition to our cautionary comments concerning forward-looking statements in this Annual Report. Other risks not described above, or unknown to us, may also adversely affect Corning or its results.

As a result of ongoing volatility in the economies of the United States and many other countries, a number of the risks we normally face may increase in both our consolidated operations and at our equity method investments. These include:

- Reduced consumer demand for the products our customers manufacture, notably automobiles and heavy duty trucks, LCD televisions and computer monitors resulting in lowering demand for the products we sell.
- Increased price competition resulting in lower sales, profitability and cash flow.
- Deterioration in the financial condition of our customers resulting in reduced sales, an inability to collect receivables, payment delays or potentially their bankruptcy or insolvency.
- Increased risk of insolvency of financial institutions, which may limit Corning's liquidity in the future or adversely affect its ability to use its revolving credit facility, or result in losses from hedged transactions or from counterparty risk on various financial transactions.
- Increased turmoil in the financial markets may limit Corning's, its customers' or suppliers' ability to access the capital markets or may result in terms and conditions for such access that are more restrictive and costly than in the past.
- Declines in our businesses that could result in material charges for restructuring or asset impairments.
- Increased risk that financial investments by our customers, suppliers or equity companies may not achieve historical levels of liquidity.

Our sales could be negatively impacted by the actions or circumstances of one or more key customers leading to the substantial reduction in orders for our products

In 2010, Corning's ten largest customers accounted for 55% of our sales.

In addition, a relatively small number of customers accounted for a high percentage of net sales in our reportable operating segments. For 2010, three customers of the Display Technologies segment accounted for 72% of total segment net sales when combined. In the Telecommunications segment, one customer accounted for 15% of segment net sales. In the Environmental Technologies segment, three customers accounted for 86% of total segment sales in aggregate. In the Specialty Materials segment, three customers accounted for 43% of segment sales in 2010. In the Life Sciences segment, two distributors accounted for 37% of segment sales in 2010. As a result of mergers and consolidations between customers, Corning's customer base could become more concentrated.

Samsung Corning Precision's sales were also concentrated in 2010, with sales to two LCD panel makers located in South Korea accounting for approximately 93% of total Samsung Corning Precision sales.

The sale of LCD glass substrates in 2010 and previous years provide no assurance that positive trends will continue. Our customers are LCD panel and color filter makers. As they switch to larger size glass, the pace of their orders may be uneven while they adjust their manufacturing processes and facilities. Additionally, consumer preferences for panels of differing sizes, designs, price, or other seasonal factors, may lead to pauses in market growth from time to time. Our customers may not be able to maintain their profitability or access sufficient capital to fund routine maintenance and operations or planned expansions which may limit their pace of orders to us. Emerging material technologies could replace our glass substrates for certain applications resulting in a decline in demand for our LCD products. Technologies for displays in competition with LCD panels may reduce or eliminate the need for our glass substrates. These technologies may include organic light emitting diodes and plasma display panels. New process technologies developed by our competitors may also place us at a cost or quality disadvantage. Our inability to manufacture glass substrates in the sizes and quantities needed by our customers may result in loss of revenue, margins and profits or liabilities for failure to supply. A scarcity of resources, limitations on technology, personnel or other factors resulting in a failure to produce commercial quantities of very large-size glass substrates, particularly from facilities at a major customer in Japan, could have adverse financial consequences to us.

Our Telecommunications segment customers' purchases of our products are affected by their capital expansion plans, general market and economic uncertainty and regulatory changes, including broadband policy. Sales in the Telecommunications segment are expected to be impacted by the pace of fiber-to-the-premises deployments by our customers such as Bell Canada, Bell Aliant, NBN Co., and Verizon Communications Inc. Our sales will be dependent on planned targets for homes passed and connected. Changes in our customers' deployment plans could adversely affect future sales in any quarter or for the full year.

In the Environmental Technologies segment, sales of our ceramic substrate and filter products for automotive and diesel emissions are expected to fluctuate with vehicle production. Changes in governmental laws and regulations for air quality and emission controls may also influence future sales. Sales in our Environmental Technologies segment are mainly to three catalyzers and emission system control manufacturers. Our customers sell these systems to automobile and diesel engine original equipment manufacturers. Sales in this segment may be affected by adverse developments in the global vehicle or freight hauling industries or by such factors as higher fuel prices that may affect vehicle sales or downturns in freight traffic.

Certain sales in our Specialty Materials segment track worldwide economic cycles and our customers' responses to that cycle. In addition, sales of strengthened glass for personal handheld devices and LCD television cover glass may fail to materialize. We may experience losses relating to our inability to supply contracted quantities of this glass and new processes currently planned to produce this glass may not be successful.

Sales in our Life Sciences segment are through two large distributors, and the remaining balance is to a variety of government entities, pharmaceutical and biotechnology companies, hospitals, universities and other research facilities. In 2010, our two largest distributors accounted for 37% of Life Sciences' segment sales. Changes in our distribution arrangements in this segment may adversely affect this segment's financial results.

If the markets for our products do not develop and expand as we anticipate, demand for our products may decline, which would negatively impact our results of operations and financial performance

The markets for our products are characterized by rapidly changing technologies, evolving industry or government standards and new product introductions. Our success is expected to depend, in substantial part, on the successful introduction of new products, or upgrades of current products, and our ability to compete with new technologies. The following factors related to our products and markets, if not achieved, could have an adverse impact on our results of operations:

- our ability to introduce leading products such as glass substrates for liquid crystal displays, optical fiber and cable and hardware and equipment, and environmental substrate and filter products at competitive prices;
- our ability to manufacture adequate quantities of increasingly larger glass substrates and strengthened glass for handheld devices, to satisfy our customers technical requirements and our contractual obligations;
- continued strong demand for notebook computers and LCD monitors;
- growth in purchases of LCD televisions to replace other technologies;
- screen size of LCD televisions, which affects glass demand;
- our ability to develop new products in response to government regulations and laws, particularly diesel filter products in the Environmental Technologies segment;
- growth of the fiber-to-the-premises build-out in North America, western Europe and Australia; and
- growth in emerging markets in other geographic regions.

We face pricing pressures in each of our leading businesses that could adversely affect our financial performance

We face pricing pressure in each of our leading businesses as a result of intense competition, emerging new technologies, or over-capacity. While we work consistently toward reducing our costs to offset pricing pressures, we may not be able to achieve proportionate reductions in costs or sustain our current rate of cost reduction. We anticipate pricing pressures will continue into 2011 and beyond in all our businesses.

We face risks related to our international operations and sales

We have customers and significant operations, including manufacturing and sales, located outside the U.S. We have large manufacturing operations for liquid crystal display glass substrates in Taiwan, Japan and Korea, including an equity investment in Samsung Corning Precision operating in South Korea that makes glass substrates for the Korean LCD market. All of our Display segment customers are located in the Asia-Pacific region. As a result of these and other international operations, we face a number of risks, including:

- geographical concentration of our factories and operations and regional shifts in our customer base;
- periodic health epidemic concerns;
- complexity of managing global operations;
- difficulty in protecting intellectual property or sensitive commercial and operations data or information technology systems generally;
- tariffs, duties and other trade barriers including anti-dumping duties;
- differing legal systems;
- natural disasters such as floods and earthquakes;
- potential power disruption or loss affecting glass production and equipment damage;
- political and economic instability in foreign markets; and
- foreign currency risk.

Any of these items could cause our sales or profitability to be significantly reduced.

Additionally, a significant amount of the specialized manufacturing capacity for our Display Technologies segment is concentrated in three overseas countries and it is reasonably possible that the operations of one or more such facilities could be disrupted. Due to the specialized nature of the assets and the customers' locations, it may not be possible to find replacement capacity quickly or substitute production from facilities in other countries. Accordingly, loss of these facilities could produce a near-term severe impact on our display business and the Company as a whole.

We face risks due to foreign currency fluctuations

Because we have significant customers and operations outside the U.S., fluctuations in foreign currencies, especially the Japanese yen, New Taiwan dollar, Korean won, and euro, affect our sales and profit levels. Foreign exchange rates may make our products less competitive in countries where local currencies decline in value relative to the U.S. dollar and Japanese yen. Sales in our Display Technologies segment, representing 45% of Corning's sales in 2010, are denominated in Japanese yen. If sales grow in our Display Technologies segment, our exposure to currency fluctuations will increase. Corning hedges significant transaction and balance sheet currency exposures and uses derivatives instruments to limit exposure to foreign currency fluctuations associated with certain monetary assets and liabilities as well as operating results. Although we selectively hedge these items, changes in exchange rates (especially the Japanese yen to U.S. dollar) will significantly impact our reported revenues and profits.

If the financial condition of our customers declines, our credit risks could increase

Although we have a rigorous process to administer credit and believe our allowance is adequate, we have experienced, and in the future may experience, losses as a result of our inability to collect our accounts receivable. If our customers or our indirect customers fail to meet their payment obligations for our products, we could experience reduced cash flows and losses in excess of amounts reserved. Some customers of our Display Technologies segment are thinly capitalized and/or marginally profitable. In our Environmental Technologies segment, the U.S. auto makers and certain of their suppliers have encountered credit downgrades or have filed for bankruptcy protection. These factors may result in an inability to collect receivables or a possible loss in business.

If we do not successfully adjust our manufacturing volumes and fixed cost structure, or achieve manufacturing yields or sufficient product reliability, our operating results and cash flow could suffer, and we may not achieve anticipated profitability levels

Investments in additional manufacturing capacity of certain businesses, including liquid crystal display glass and diesel emission substrates and filters present challenges. We may face technical and process issues in moving to commercial production and there can be no assurance that Corning will be able to pace its capacity expansion to the actual demand. Economic results may adversely affect our ability to complete planned capacity expansion and products. It is possible that manufacturing capacity may exceed or lag customer demand during certain periods.

The manufacturing of our products involves highly complex and precise processes, requiring production in highly controlled and dust-free environments. Changes in our manufacturing processes could significantly reduce our manufacturing yields and product reliability. In some cases, existing manufacturing may be insufficient to achieve the requirements of our customers. We will need to develop new manufacturing processes and techniques to achieve targeted volume, pricing and cost levels that will permit profitable operations. While we continue to fund projects to improve our manufacturing techniques and processes, we may not achieve satisfactory cost levels in our manufacturing activities that will fully satisfy our profitability targets.

Our future financial performance depends on our ability to purchase a sufficient amount of materials, precious metals, parts, and manufacturing equipment components to meet the demands of our customers

Our ability to meet customer demand depends, in part, on our ability to obtain timely and adequate delivery of materials, precious metals, parts and components from our suppliers. We may experience shortages that could adversely affect our operations. Although we work closely with our suppliers to avoid shortages, there can be no assurances that we will not encounter these problems in the future. Furthermore, certain manufacturing equipment, raw materials or components are available only from a single source or limited sources. We may not be able to find alternate sources in a timely manner. A reduction, interruption or delay of supply, or a significant increase in the price for supplies, such as manufacturing equipment, precious metals, raw materials or energy, could have a material adverse effect on our businesses.

We have incurred, and may in the future incur, restructuring and other charges, the amounts of which are difficult to predict accurately

We have recorded several charges for restructuring, impairment of assets, and the write-off of cost and equity-based investments in the past. Certain of our equity affiliates have also recorded restructuring charges. We and our affiliates may have additional actions that result in restructuring charges in the future.

We have incurred, and may in the future incur, goodwill and other intangible asset impairment charges

At December 31, 2010, Corning had goodwill and other intangible assets of $716 million. While we believe the estimates and judgments about future cash flows used in the goodwill impairment tests are reasonable, we cannot provide assurance that future impairment charges will not be required if the expected cash flow estimates as projected by management do not occur, especially if an economic recession occurs and continues for a lengthy period or becomes severe, or if acquisitions made by the Company fail to achieve expected returns.

If our products, including materials purchased from our suppliers, experience performance issues, our business will suffer

Our business depends on the production of products of consistently high quality. Our products, components and materials purchased from our suppliers, are typically tested for quality. These testing procedures are limited to evaluating our products under likely and foreseeable failure scenarios. For various reasons, our products, including materials purchased from our suppliers, may fail to perform as expected. In some cases, product redesigns or additional expense may be required to correct a defect. A significant or systemic product failure could result in customer relations problems, lost sales, and financial damages.

We face competition in most of our businesses

We expect that we will face continuous competition from existing competitors, low cost manufacturers and new entrants. We must invest in research and development, expand our engineering, manufacturing and marketing capabilities, and continue to improve customer service and support in order to remain competitive. We cannot provide assurance that we will be able to maintain or improve our competitive position.

Changes in our effective tax rate or tax liability may have an adverse effect on our results of operations

Our effective tax rate could be adversely impacted by several factors, some of which are outside of our control, including:

- changes in the relative amounts of income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;
- changes in tax laws and the interpretation of those tax laws;
- changes to our assessments about the realizability of our deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies, and the economic environments in which we do business;
- the outcome of current and future tax audits, examinations, or administrative appeals;
- changes in generally accepted accounting principles that affect the accounting for taxes; and
- limitations or adverse findings regarding our ability to do business in some jurisdictions.

In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Significant judgment is required in determining our worldwide provision for income taxes. Although we believe our tax estimates are reasonable, the final determination could be materially different from our historical tax provisions and accruals.

Accounting and disclosure rules may affect financial results

Generally accepted accounting principles and accompanying accounting pronouncements, implementation guidelines, and interpretations for many areas of our business, such as revenue recognition, accounting for investments, fair value estimates and accounting for stock options, are very complex and involve significant and sometimes subjective judgments. Changes in these rules or their interpretation could significantly impact our reported earnings and operating income and could add significant volatility to those measures in the future, without a corresponding change in our cash flows.

We rely on key personnel and the loss of their services or the inability to attract and retain them may negatively affect our businesses

Our ability to attract, retain and motivate qualified research and development, engineering and operating personnel, generally and during periods of rapid growth, especially in those of our businesses focused on new products and advanced manufacturing processes, is essential to our business success. We also depend on the services of experienced key senior management.

The loss of the services of any of our key research and development, engineering or operational personnel or senior management without adequate replacement, or the inability to attract new qualified personnel, could have a material adverse effect on our operations and financial performance.

We are subject to strict environmental regulations and regulatory changes that could result in fines or restrictions that interrupt our operations

Our manufacturing process generates chemical waste, waste water and other industrial waste and green-house gases at various stages in the manufacturing process, and we are currently or may be in the future subject to numerous laws and regulations relating to the use, storage, discharge and disposal of such substances. We have installed anti-pollution equipment for the treatment of chemical waste and waste water at our facilities. We have taken steps to affect the amount of greenhouse gases created by our manufacturing operations. However, we cannot provide assurance that environmental claims will not be brought against us or that government regulators will not take steps toward adopting more stringent environment standards.

Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, or the suspension/cessation of production or operations. In addition, environmental regulations could require us to acquire costly equipment, incur other significant compliance expenses or limit or restrict production or operations and thus materially and negatively affect our financial condition and results of operations.

Changes in regulations and the regulatory environment in the U.S. and other countries, such as those resulting from the regulation and impact of global warming and CO_2 abatement, may affect our businesses and their results in adverse ways by, among other things, substantially increasing manufacturing costs, limiting availability of scarce resources, especially energy, or requiring limitations on production and sale of our products or those of our customers.

We may experience difficulties in enforcing our intellectual property rights and we may be subject to claims of infringement of the intellectual property rights of others

We may encounter difficulties in protecting our intellectual property rights or obtaining rights to additional intellectual property necessary to permit us to continue or expand our businesses. We cannot assure you that the patents that we hold or may obtain will provide meaningful protection against our competitors. Changes in or enforcement of laws concerning intellectual property may affect our ability to protect our intellectual property. Litigation may be necessary to enforce our intellectual property rights. Litigation is inherently uncertain and the outcome is often unpredictable. Other companies hold patents on technologies used in our industries and are aggressively seeking to expand, enforce and license their patent portfolios.

The intellectual property rights of others could inhibit our ability to introduce new products. We are, and may in the future be, subject to claims of intellectual property infringement or misappropriation that may result in loss of revenue, require us to incur substantial costs, or lead to monetary damages or injunctive relief against us. We cannot assure you as to the outcome of any such claims.

Current or future litigation may harm our financial condition or results of operations

Pending, threatened or future litigation is subject to inherent uncertainties. Our financial condition or results of operations may be adversely affected by unfavorable outcomes, expenses and costs exceeding amounts estimated or insured. In particular, we have been named as a defendant in numerous lawsuits alleging personal injury from exposure to asbestos, and adverse rulings in such lawsuits or the inability to successfully resolve such matters may adversely affect the Company. As described in Legal Proceedings, a new PCC Plan of Reorganization was filed with the Bankruptcy Court on January 29, 2009 proposing a resolution of PCC asbestos claims. It remains reasonably possible that changes to this new PCC Plan may be negotiated, and the elements of the plan and its approval are subject to a number of contingencies before the resolution outlined in that Plan becomes final.

We face risks through our equity method investments in companies that we do not control

Corning's net income includes significant equity in earnings of associated companies. For the year ended December 31, 2010, we recognized $2.0 billion of equity earnings, of which 98% came from our two largest investments: Dow Corning (which makes silicone and high purity polycrystalline products) and Samsung Corning Precision (which primarily makes liquid crystal display glass). Samsung Corning Precision is located in the Asia-Pacific region and is subject to political and geographic risks mentioned above, as well as business and other risks within the Display Technologies segment. Our equity investments may not continue to perform at the same levels as in recent years. In 2007, we recognized equity losses associated with Samsung Corning Co., Ltd. (a 50% equity method investment that made glass panels and funnels for conventional televisions), which recorded fixed asset and other impairment charges. Dow Corning emerged from Chapter 11 bankruptcy in 2004 and has certain obligations under its Plan of Reorganization to resolve and fund claims of its creditors and personal injury claimants. Dow Corning may incur further bankruptcy charges in the future, which may adversely affect its operations or assets.

We may not have adequate insurance coverage for claims against us

We face the risk of loss resulting from product liability, securities, fiduciary liability, intellectual property, antitrust, contractual, warranty, environmental, fraud and other lawsuits, whether or not such claims are valid. In addition, our product liability, fiduciary, directors and officers, property including business interruption, natural catastrophe and comprehensive general liability insurance may not be adequate to cover such claims or may not be available to the extent we expect in the future. Our insurance costs can be volatile and, at any time, can increase given changes in market supply and demand and our claim history. We may not be able to obtain adequate insurance coverage in the future at acceptable costs. A successful claim that exceeds or is not covered by our policies could require us to pay substantial sums. Some of the carriers in our primary and excess insurance programs are in liquidation and may not be able to respond if we should have claims reaching their policies. The financial health of other insurers may deteriorate. Several of our insurance carriers are litigating with us the extent, if any, of their obligation to provide insurance coverage for asbestos liabilities asserted against us. The results of that litigation may adversely affect our insurance coverage for those risks. In addition, we may not be able to obtain adequate insurance coverage for certain types of risk such as political risks, terrorism or war.

Our businesses may be subject to increased regulatory enforcement

Some of our business segments operate in industries with a concentrated number of competitors and customers, both foreign and domestic. While we have adopted a corporate-wide compliance program, we may become the subject of antitrust or other governmental investigations from many jurisdictions that may adversely impact our reputation or our ability to make and sell products in the future.

The acquisition of businesses by the Company may create liabilities or otherwise prove unsuccessful

Acquisition of businesses by the Company may result in losses arising from undisclosed or unanticipated liabilities of such businesses, or from the failure of such business to achieve the financial results anticipated at the time of their acquisition.

Legal Proceedings

Environmental Litigation. Corning has been named by the Environmental Protection Agency (the Agency) under the Superfund Act, or by state governments under similar state laws, as a potentially responsible party for 20 active hazardous waste sites. Under the Superfund Act, all parties who may have contributed any waste to a hazardous waste site, identified by such Agency, are jointly and severally liable for the cost of cleanup unless the Agency agrees otherwise. It is Corning's policy to accrue for its estimated liability related to Superfund sites and other environmental liabilities related to property owned by Corning based on expert analysis and continual monitoring by both internal and external consultants. At December 31, 2010, Corning had accrued approximately $30 million (undiscounted) for its estimated liability for environmental cleanup and related litigation. Based upon the information developed to date, management believes that the accrued reserve is a reasonable estimate of the Company's liability and that the risk of an additional loss in an amount materially higher than that accrued is remote.

Dow Corning Bankruptcy. Corning and Dow Chemical each own 50% of the common stock of Dow Corning. In May 1995, Dow Corning filed for bankruptcy protection to address pending and claimed liabilities arising from many thousands of breast implant product lawsuits. On June 1, 2004, Dow Corning emerged from Chapter 11 with a Plan of Reorganization (the Plan), which provided for the settlement or other resolution of implant claims. The Plan also includes releases for Corning and Dow Chemical as shareholders in exchange for contributions to the Plan.

Under the terms of the Plan, Dow Corning has established and is funding a Settlement Trust and a Litigation Facility to provide a means for tort claimants to settle or litigate their claims. Inclusive of insurance, Dow Corning has paid approximately $1.7 billion to the Settlement Trust. As of December 31, 2010, Dow Corning had recorded a reserve for breast implant litigation of $1.6 billion and anticipates insurance receivables of $3 million. As a separate matter arising from the bankruptcy proceedings, Dow Corning is defending claims asserted by a number of commercial creditors who claim additional interest at default rates and enforcement costs, during the period from May 1995 through June 2004. As of December 31, 2010, Dow Corning has estimated the liability to commercial creditors to be within the range of $81 million to $267 million. As Dow Corning management believes no single amount within the range appears to be a better estimate than any other amount within the range, Dow Corning has recorded the minimum liability within the range. Should Dow Corning not prevail in this matter, Corning's equity earnings would be reduced by its 50% share of the amount in excess of $81 million, net of applicable tax benefits. In addition, the London Market Insurers (the LMI Claimants) have claimed a reimbursement right with respect to a portion of insurance proceeds previously paid by the LMI Claimants to Dow Corning. This claim is based on a theory that the LMI Claimants overestimated Dow Corning's liability for the resolution of implant claims pursuant to the Plan. The LMI Claimants offered two calculations of their claim amount: $54 million and $93 million, plus minimum interest of $67 million and $116 million, respectively. These estimates were explicitly characterized as preliminary and subject to change. Litigation regarding this claim is in the discovery stage. Dow Corning disputes the claim. Based on settlement negotiations, Dow Corning has estimated that the most likely outcome will result in payment to the LMI Claimants in a range of $10 million to $20 million. Dow Corning has recorded a liability for an amount within this range as of December 31, 2010. There are a number of other claims in the bankruptcy proceedings against Dow Corning awaiting resolution by the U.S. District Court, and it is reasonably possible that Dow Corning may record bankruptcy-related charges in the future. The remaining tort claims against Corning relating to breast implant products are expected to be channeled by the Plan into facilities established by the Plan or otherwise defended by the Litigation Facility.

Pittsburgh Corning Corporation. Corning and PPG Industries, Inc. (PPG) each own 50% of the capital stock of Pittsburgh Corning Corporation (PCC). Over a period of more than two decades, PCC and several other defendants have been named in numerous lawsuits involving claims alleging personal injury from exposure to asbestos. On April 16, 2000, PCC filed for Chapter 11 reorganization in the U.S. Bankruptcy Court for the Western District of Pennsylvania. At the time PCC filed for bankruptcy protection, there were approximately 11,800 claims pending against Corning in state court lawsuits alleging various theories of liability based on exposure to PCC's asbestos products and typically requesting monetary damages in excess of one million dollars per claim. Corning has defended those claims on the basis of the separate corporate status of PCC and the absence of any facts supporting claims of direct liability arising from PCC's asbestos products. Corning is also currently involved in approximately 10,300 other cases (approximately 38,700 claims) alleging injuries from asbestos and similar amounts of monetary damages per case. Those cases have been covered by insurance without material impact to Corning to date. As described below, several of Corning's insurance carriers have filed a legal proceeding concerning the extent of any insurance coverage for these claims. Asbestos litigation is inherently difficult, and past trends in resolving these claims may not be indicators of future outcomes.

On March 28, 2003, Corning announced that it had reached agreement with the representatives of asbestos claimants for the resolution of all current and future asbestos claims against it and PCC, which might arise from PCC products or operations (the 2003 Plan). The 2003 Plan would have required Corning to relinquish its equity interest in PCC, contribute its equity interest in Pittsburgh Corning Europe N.V. (PCE), a Belgian corporation, contribute 25 million shares of Corning common stock, and pay a total of $140 million in six annual installments (present value $131 million at March 2003), beginning one year after the plan's effective date, with 5.5 percent interest from June 2004. In addition, the 2003 Plan provided that Corning would assign certain insurance policy proceeds from its primary insurance and a portion of its excess insurance.

On December 21, 2006, the Bankruptcy Court issued an order denying confirmation of the 2003 Plan for reasons it set out in a memorandum opinion. Several parties, including Corning, filed motions for reconsideration. These motions were argued on March 5, 2007, and the Bankruptcy Court reserved decision. On January 29, 2009, a proposed plan of reorganization (the Amended PCC Plan) resolving issues raised by the Court in denying confirmation of the 2003 Plan was filed with the Bankruptcy Court.

As a result, Corning believes the Amended PCC Plan, modified as indicated below, now represents the most probable outcome of this matter and expects that the Amended PCC Plan will be confirmed by the Court. At the same time, Corning believes the 2003 Plan no longer serves as the basis for the Company's best estimate of liability. Key provisions of the Amended PCC Plan address the concerns expressed by the Bankruptcy Court. Accordingly, in the first quarter of 2008, Corning adjusted its asbestos litigation liability to reflect components of the Amended PCC Plan. The proposed resolution of PCC asbestos claims under the Amended PCC Plan requires Corning to contribute its equity interests in PCC and PCE and to contribute a fixed series of payments, recorded at present value. Corning will have the option to use its shares rather than cash to make these payments, but the liability is fixed by dollar value and not the number of shares. The Amended PCC Plan originally required Corning to make (1) one payment of $100 million one year from the date the Amended PCC Plan becomes effective and certain conditions are met and (2) five additional payments of $50 million, on each of the five subsequent anniversaries of the first payment, the final payment of which is subject to reduction based on the application of credits under certain circumstances. Documents were filed with the Bankruptcy Court further modifying the Amended PCC Plan by reducing Corning's initial payment by $30 million and reducing its second and fourth payments by $15 million each. In return, Corning will relinquish its claim for reimbursement of its payments and contributions under the Amended PCC Plan from the insurance carriers involved in the bankruptcy proceeding with certain exceptions. These modifications are expected to resolve objections to the Amended PCC Plan filed by some of the insurance carriers. Confirmation hearings on the Amended PCC Plan were held in June 2010 and briefs discussing the legal issues have been filed. The Bankruptcy Court opinion on the Amended PCC Plan is pending.

The Amended PCC Plan does not include certain non-PCC asbestos claims that may be or have been raised against Corning. Corning has recorded an additional $150 million for such claims in its estimated asbestos litigation liability. The liability for non-PCC claims was estimated based upon industry data for asbestos claims since Corning does not have recent claim history due to the injunction issued by the Bankruptcy Court. The estimated liability represents the undiscounted projection of claims and related legal fees over the next 20 years. The amount may need to be adjusted in future periods as more data becomes available.

The Amended PCC Plan is subject to a number of contingencies. Payment of the amounts required to fund the Amended PCC Plan from insurance and other sources are subject to a number of conditions that may not be achieved. The approval of the Amended PCC Plan by the Bankruptcy Court is not certain and faces remaining objections by some parties. Any approval of the Amended PCC Plan by the Bankruptcy Court is subject to appeal. For these and other reasons, Corning's liability for these asbestos matters may be subject to changes in subsequent quarters. The estimate of the cost of resolving the non-PCC asbestos claims may also be subject to change as developments occur. Management continues to believe that the likelihood of the uncertainties surrounding these proceedings causing a material adverse impact to Corning's financial statements is remote.

Several of Corning's insurers have commenced litigation in state courts for a declaration of the rights and obligations of the parties under insurance policies, including rights that may be affected by the potential resolutions described above. Corning is vigorously contesting these cases. Management is unable to predict the outcome of this insurance litigation and therefore cannot estimate the range of any possible loss.

Seoul Guarantee Insurance Co. and other creditors against Samsung Group and affiliates. Prior to their merger, Samsung Corning Precision Materials Co., Ltd. (Samsung Corning Precision) and Samsung Corning Co. Ltd. (Samsung Corning) were two of approximately thirty co-defendants in a lawsuit filed by Seoul Guarantee Insurance Co. and thirteen other creditors (SGI and Creditors) for alleged breach of an agreement that approximately twenty-eight affiliates of the Samsung group (Samsung Affiliates) entered into with SGI and Creditors on August 24, 1999 (the Agreement). The lawsuit is pending in the courts of South Korea. Under the Agreement it is alleged that the Samsung Affiliates agreed to sell certain shares of Samsung Life Insurance Co., Ltd. (SLI), which had been transferred to SGI and Creditors in connection with the petition for court receivership of Samsung Motors Inc. In the lawsuit, SGI and Creditors allege a breach of the Agreement by the Samsung Affiliates and are seeking the loss of principal (approximately $1.95 billion) for loans extended to Samsung Motors Inc., default interest and a separate amount for breach. On January 31, 2008, the Seoul District Court ordered the Samsung Affiliates: to pay approximately $1.3 billion by disposing of 2,334,045 shares of SLI less 1,165,955 shares of SLI previously sold by SGI and Creditors and paying the proceeds to SGI and Creditors; to satisfy any shortfall by participating in the purchase of equity or subordinate debentures issued by them; and pay default interest of 6% per annum. The ruling has been appealed. On November 10, 2009, the Appellate Court directed the parties to attempt to resolve this matter through mediation. The parties agreed not to accept the court's attempt at mediation. A portion of an escrow account established upon completion of SLI's initial public offering ("IPO") on May 7, 2010 was used to pay court ordered interest for the delay of the IPO. Samsung Corning Precision has concluded that no provision for loss should be reflected in its financial statements. Possible appeals are being considered. Other than as described above, no claim in these matters has been asserted against Corning or any of its affiliates.

Ellsworth Industrial Park, Downers Grove, IL Environmental Litigation. Corning has settled claims for contribution for personal injury and property damage arising from the alleged release of solvents from the operations of several corporate defendants at the Ellsworth Industrial Park into soil and groundwater. Corning has also settled a cost-recovery action by the State of Illinois against a number of corporate defendants as a result of an alleged groundwater contamination at this industrial park site. Two additional corporate defendants have made claims for contribution for property damage and cost recovery for remediations at this industrial park site, one of which has been voluntarily dismissed as to Corning. The second case was dismissed by the Court on August 12, 2009. On November 17, 2009, the Court denied plaintiff's request to file an amended complaint. On December 14, 2009, plaintiff gave notice of its appeal of the District Court's opinion and order dismissing its case to the U.S. Court of Appeals for the Seventh Circuit. On November 10, 2010, the Court of Appeals reversed the District Court and reinstated the case.

Commission of European Communities Competition Investigation. In connection with an investigation by the Commission of the European Communities, Competition DG, of alleged anticompetitive behavior relating to the worldwide production of LCD glass, Corning and Samsung Corning Precision received a request from the Competition DG on March 30, 2009 for certain information. Corning and Samsung Corning Precision have responded to those requests for information. On October 9, 2009, in connection with its investigation, the Competition DG made a further request for information from both Corning and Samsung Corning Precision to which each party has responded. Samsung Corning Precision has also responded to the Competition DG and authorities in other jurisdictions, including the United States in connection with similar investigations of alleged anticompetitive behavior relating to worldwide production of cathode ray tube glass.

Supply Disputes. In February 2010, Corning received notification from one of the indirect customers for products sold by the Environmental Technologies segment seeking reassurance from Corning that Corning would honor certain supply obligations regarding the supply of catalytic converter substrates and objecting to a proposed allocation of such products that might affect that customer. Corning has discussed these issues with this and other indirect and direct customers of its Environmental Technologies segment and believes these matters have been successfully resolved.

Chinese Antidumping Investigation. On April 22, 2010, the Chinese Ministry of Commerce initiated an antidumping investigation against manufacturers of optical fiber based in the U.S. and the European Union, alleging that standard single-mode optical fiber was sold in China at lower prices than in the respective home country. This matter does not present a claim for damages, but the Ministry may prospectively impose additional duties on imported fiber products. Corning is defending this matter vigorously. Corning management is not able to estimate the impact of this proceeding upon its export business to China pending a final determination or to express assurances regarding the likelihood that an additional duty may or may not be imposed.

Demodulation, Inc. On January 18, 2011, Demodulation, Inc. filed a complaint in the U.S. District Court for the District of New Jersey against Applied DNA Sciences, Inc., Corning Incorporated, Alfred University, Alfred Technology Resources, Inc., and John and Jane Does 1-10. The complaint alleges a conspiracy by the defendants to steal Demodulation's alleged trade secrets and other intellectual property related to glass covered amorphous metal microwires and seeks damages for breach of contract, defamation, conspiracy and misappropriation of trade secrets from Corning and others. The complaint has not yet been served on Corning. Corning does not believe the allegations in the complaint have merit and intends to defend the case vigorously. Recognizing that the outcome of litigation is uncertain, management believes that the likelihood of a materially adverse impact to Corning's financial statements is remote.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

(a) Corning Incorporated common stock is listed on the New York Stock Exchange. In addition, it is traded on the Boston, Midwest, Pacific and Philadelphia stock exchanges. Common stock options are traded on the Chicago Board Options Exchange. The ticker symbol for Corning Incorporated is "GLW."

The following table sets forth the high and low sales price of Corning's common stock as reported on the Composite Tape.

	First quarter	Second quarter	Third quarter	Fourth quarter
2010				
Price range				
High	**$20.85**	**$21.10**	**$19.39**	**$19.69**
Low	**$16.75**	**$15.51**	**$15.45**	**$17.15**
2009				
Price range				
High	$14.44	$16.54	$17.20	$19.55
Low	$ 8.97	$13.20	$13.98	$14.14

As of December 31, 2010, there were approximately 21,740 record holders of common stock and approximately 586,800 beneficial shareholders.

Between July 1, 2007 and December 31, 2010, Corning paid a quarterly cash dividend of $0.05 per share on the Company's common stock.

Equity Compensation Plan Information

The following table shows the total number of outstanding options and shares available for other future issuances of options under all of our existing equity compensation plans, including our 2005 Employee Equity Participation Program, our 2003 Equity Plan for Non-Employee Directors, our 2002 Worldwide Employee Share Purchase Plan and 2010 Equity Plan for Non-Employee Directors, as of December 31, 2010.

	A	B	C
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
Equity compensation plans approved by security holders (1)	72,461,000	16.22	54,608,468
Equity compensation plans not approved by security holders	0	0	0
Total	72,461,000	16.22	54,608,468

(1) Shares indicated are total grants under the most recent shareholder approved plans as well as any shares remaining outstanding from any prior shareholder approved plans.

Performance Graph

The following graph illustrates the cumulative total shareholder return over the last five years of Corning's Common Stock, the S&P 500 and the S&P Communications Equipment Companies (in which Corning is currently included). The graph includes the capital weighted performance results of those companies in the communications equipment companies classification that are also included in the S&P 500.



Comparison of Five-Year Cumulative Total Return Among
Corning Incorporated, S&P 500 and S&P Communications Equipment
(Fiscal Years Ended December 31)
Indexed to 100
140
120
100
80
60
40
20
0
Corning Incorporated
S&P 500
S&P Communications Equipment
2005
2006
2007
2008
2009
2010

(b) Not applicable.

(c) The following table provides information about our purchases of our common stock during the fiscal fourth quarter of 2010:

Issuer Purchases of Equity Securities

Period	Total number of shares purchased (1)	Average price paid per share (1)	Total number of shares purchased as part of publicly announced plans or programs (2)	Approximate dollar value of shares that may yet be purchased under the plans or programs (2)
October 1-31, 2010	36,952	$18.17	0	$0
November 1-30, 2010	121	$18.98	0	$0
December 1-31, 2010	24,603	$18.70	0	$0
Total	61,676	$18.38	0	$0

(1) This column reflects the following transactions during the fiscal fourth quarter of 2010: (i) the deemed surrender to us of 288 shares of common stock to pay the exercise price and to satisfy tax withholding obligations in connection with the exercise of employee stock options, and (ii) the surrender to us of 61,388 shares of common stock to satisfy tax withholding obligations in connection with the vesting of restricted stock issued to employees.

(2) During the quarter ended December 31, 2010, we did not have a publicly announced program for repurchase of shares of our common stock and did not repurchase our common stock in open-market transactions outside of such a program.

Selected Financial Data (Unaudited)

(In millions, except per share amounts and number of employees)

	Years ended December 31,				
	2010	2009	2008	2007	2006
Results of operations					
Net sales	**$ 6,632**	$ 5,395	$ 5,948	$ 5,860	$ 5,174
Research, development and engineering expenses	**$ 603**	$ 563	$ 627	$ 565	$ 517
Equity in earnings of affiliated companies	**$ 1,958**	$ 1,435	$ 1,358	$ 983	$ 989
Net income attributable to Corning Incorporated	**$ 3,558**	$ 2,008	$ 5,257	$ 2,150	$ 1,855
Earnings per common share attributable to Corning Incorporated:					
Basic	**$ 2.28**	$ 1.30	$ 3.37	$ 1.37	$ 1.20
Diluted	**$ 2.25**	$ 1.28	$ 3.32	$ 1.34	$ 1.16
Cash dividends declared per common share	**$ 0.20**	$ 0.20	$ 0.20	$ 0.10	
Shares used in computing per share amounts:					
Basic earnings per common share	**1,558**	1,550	1,560	1,566	1,550
Diluted earnings per common share	**1,581**	1,568	1,584	1,603	1,594
Financial position					
Working capital	**$ 6,873**	$ 3,982	$ 2,567	$ 2,782	$ 2,479
Total assets	**$25,833**	$21,295	$19,256	$15,215	$13,065
Long-term debt	**$ 2,262**	$ 1,930	$ 1,527	$ 1,514	$ 1,696
Total Corning Incorporated shareholders' equity	**$19,375**	$15,543	$13,443	$ 9,496	$ 7,246
Selected data					
Capital expenditures	**$ 1,007**	$ 890	$ 1,921	$ 1,262	$ 1,182
Depreciation and amortization	**$ 854**	$ 792	$ 695	$ 607	$ 591
Number of employees	**26,200**	23,500	27,000	24,800	24,500

Reference should be made to the Notes to the Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Organization of Information

Management's Discussion and Analysis provides a historical and prospective narrative on the Company's financial condition and results of operations. This discussion includes the following sections:

- Overview
- Results of Operations
- Operating Segments
- Liquidity and Capital Resources
- Environment
- Critical Accounting Estimates
- New Accounting Standards
- Forward-Looking Statements

OVERVIEW

Operating results improved in all of our operating segments in 2010 when compared to last year. Despite supply chain variability in the LCD market, operating results in our Display Technologies segment were up significantly in 2010 compared to 2009, due to robust retail demand for LCD products. Strength in enterprise network products sales, coupled with cost reduction efforts, drove higher results in our Telecommunications segment in 2010 when compared to last year. In addition, sales increased in 2010 in our Environmental Technologies segment reflecting improvements in the global automotive market and in the truck market in the United States. Results in our Specialty Materials segment were significantly higher in 2010 compared to 2009, driven by strong demand for Corning Gorilla glass and our display optics and components products. Results in the Life Sciences segment were higher due primarily to the impact of acquisitions completed at the end of the third quarter of 2009 and in the fourth quarter of 2010. Earnings comparisons to last year also benefited from certain non-operating items that are described in our discussion of profitability below.

Corning remains committed to a strategy of growing through global innovation while preserving our financial independence. This strategy has served us well. Our key priorities for 2010 were similar to those of the previous four years: protect our financial health and invest in the future. During 2010, we made the following progress on these priorities:

Financial Health

Despite the uncertainty in the global economic environment, our financial position remained sound and we delivered strong cash flows from operating activities. Significant items in 2010 included the following:

- Our debt to capital ratio at 11% was unchanged from December 31, 2009.
- Operating cash flow for the year was $3.8 billion.
- We ended the year with over $6.3 billion of cash and short-term investments, which was approximately $2.8 billion higher than last year.

Profitability

For the year ended December 31, 2010, we generated net income of $3.6 billion or $2.25 per share compared to net income of $2.0 billion or $1.28 per share for 2009. When compared to last year, the increase in net income was due largely to the following items:

- Higher net income in the Display Technologies segment reflected strong demand for LCD glass at both our wholly-owned business and our equity affiliate Samsung Corning Precision, offset somewhat by lower prices.
- Higher net income in the Environmental Technologies segment reflected higher volumes in both automotive and diesel products, as well as improved manufacturing efficiency and cost reduction efforts.
- A tax benefit in the amount of $265 million for excess foreign tax credits from repatriation of current year earnings of certain foreign subsidiaries.
- An increase of $157 million or 55% in equity earnings from our equity affiliate Dow Corning resulting from improved volume at Hemlock Semiconductor Corporation (Hemlock), Dow Corning's consolidated subsidiary that makes high purity polycrystalline silicon for the semiconductor and solar industries, and non-recurring favorable tax items in the amount of $63 million.

- Settlement of business interruption and property damage insurance claims impacting our Display Technologies segment in the amount of $324 million (pre-tax), coupled with the absence of related costs in the amount of $30 million for accelerated depreciation charges and asset write-offs recorded in 2009.
- The absence of restructuring charges in 2009 totaling $228 million for costs associated with workforce reductions in all of our operating segments.

The increase in net income in 2010 was favorably impacted by $226 million from the impact of movements in foreign exchange rates.

Investing in our future

We continue to focus on the future and on what we do best - creating and making keystone components that enable high-technology systems. We remain committed to investing in research, development, and engineering to drive innovation. We continue to work on technologies for glass substrates for active matrix LCDs, diesel filters and substrates in response to tightening emissions control standards, and the optical fiber and cable and hardware and equipment that enable fiber-to-the-premises. In 2010, we broadened our innovation strategy to include a focus on opportunities that are adjacent or closely related to our existing capabilities. These opportunities, which include products such as Corning Gorilla glass for consumer products and thin-film photovoltaics for solar applications, leverage existing materials or manufacturing processes with slight modifications. While we continued to make investments in these promising technologies in 2010, we decided to discontinue our development and commercialization of synthetic green laser technologies in the fourth quarter. In 2011, our innovation strategy will continue to focus on opportunities that are adjacent or closely related to our existing capabilities.

Our research, development and engineering expenditures increased by $40 million in 2010 when compared to 2009, but declined slightly as a percentage of net sales. We believe our spending levels are adequate to support our technology and innovation strategies.

In the third quarter of 2010, we announced multi-year investment plans for additional manufacturing capacity that will benefit a number of our segments. The plans include $800 million for spending associated with a new LCD glass substrate facility in the People's Republic of China to meet expected growing demand for our LCD glass. Spending for this facility began in September of 2010 and we expect production to begin in 2012. Additional investments will include construction projects in other regions to expand capacity for Eagle XG® LCD glass substrates and will benefit our Specialty Materials segment by providing capacity for increased demand of Corning Gorilla glass. The plans also include spending in the Environmental Technologies segment to expand its existing automotive substrate facilities in Shanghai, China and Kaiserslautern, Germany. Additionally, the plans establish a Life Sciences manufacturing and distribution facility in WuJiang, China. These facilities are expected to be operational in 2011 and 2012. Total capital expenditures for 2010 were $1.0 billion. Approximately $500 million was directed toward our Display Technologies segment in 2010. Approximately $140 million in 2010 was invested in our Specialty Materials segment.

We expect our 2011 capital spending to be about $2.4 billion to $2.7 billion. Approximately $1.2 billion to $1.5 billion will be directed toward our Display Technologies segment.

Corporate Outlook

Corning expects significant sales growth in 2011, led by strong demand for our Corning Gorilla glass products. We believe worldwide demand for LCD glass in 2011 will increase from 3.15 billion square feet to approximately 3.6 to 3.8 billion square feet when compared to 2010, driven by continued strength in demand for LCD televisions, computer notebooks, and desktop monitors. Earnings will be negatively impacted by higher taxes due to the absence of the 2010 tax benefits resulting from our repatriation actions, increased income in higher tax rate jurisdictions and tax holiday expirations. Equity earnings from Samsung Corning will also be impacted by higher taxes in 2011. Cash flow from operations may decline as we expect lower dividends from equity affiliates. We will also use more cash for investing activities as we expand our capacity to meet growing demand. We may take advantage of acquisition opportunities that support the long-term strategies of our businesses. We remain confident that our strategy to grow through global innovation, while preserving our financial stability, will enable our continued long-term success.

RESULTS OF OPERATIONS

Selected highlights from our continuing operations follow (dollars in millions):

	2010	2009	2008	% change 10 vs. 09	% change 09 vs. 08
Net sales	**$6,632**	$5,395	$5,948	23	(9)
Gross margin	**$3,049**	$2,093	$2,738	46	(24)
(gross margin %)	**46%**	39%	46%		
Selling, general and administrative expense	**$1,015**	$ 881	$ 901	15	(2)
(as a % of net sales)	**15%**	16%	15%		
Research, development and engineering expenses	**$ 603**	$ 563	$ 627	7	(10)
(as a % of net sales)	**9%**	10%	11%		
Restructuring, impairment and other (credits) and charges	**$ (329)**	$ 228	$ 19	*	*
(as a % of net sales)	**(5)%**	4%	0%		
Asbestos litigation (credit) charge	**$ (49)**	$ 20	$ (340)	*	*
(as a % of net sales)	**(1)%**	0%	(6)%		
Equity in earnings of affiliated companies	**$1,958**	$1,435	$1,358	36	6
(as a % of net sales)	**30%**	27%	23%		
Income before income taxes	**$3,845**	$1,934	$2,882	99	(33)
(as a % of net sales)	**58%**	36%	48%		
(Provision) benefit for income taxes	**$ (287)**	$ 74	$2,375	(488)	(97)
(as a % of net sales)	**(4)%**	1%	40%		
Net income attributable to Corning Incorporated	**$3,558**	$2,008	$5,257	77	(62)
(as a % of net sales)	**54%**	37%	88%		

* The percentage change calculation is not meaningful.

Net Sales

Net sales in 2010 increased 23% due to higher sales in all of our segments when compared to 2009, driven by volume growth in all of our segments and from the net positive impact of movements in foreign exchange rates. We saw demand increase for all of our LCD products, led by strong growth of LCD televisions outside of the United States. Sales in our Specialty Materials segment in 2010 increased 75% when compared to 2009, due to strong demand for Corning Gorilla glass products, our thin sheet glass designed to function as a protective cover glass on display devices. Sales were also strong in both our Environmental Technologies and Life Sciences segments, up 38% and 39%, respectively.

Net sales in 2009 decreased 9% due to lower sales in the majority of our segments when compared to 2008, driven primarily by volume and price declines in the Display Technologies segment offset somewhat by $194 million from the positive impact of movements in foreign exchange rates. The largest portion of the net sales decline occurred in the first quarter of 2009 as LCD glass demand fell rapidly in response to worsening economic conditions. Over the remainder of 2009, we saw demand levels for LCD glass increase in comparison to first quarter levels and, we believe, a corresponding expansion in the LCD industry supply chain as demand for LCD televisions improved. In the fourth quarter of 2009, net sales increased 41% when compared to 2008 and 4% when compared to the third quarter of 2009, driven by increased net sales in the Display Technologies segment. For the full year of 2009, lower volume in the Environmental Technologies and Telecommunications segments also contributed to the decline in net sales as demand for automotive products declined and spending for telecommunications networks contracted.

In 2010, net sales into international markets accounted for 74% of net sales. For 2009 and 2008, net sales into international markets accounted for 76% and 74%, respectively, of net sales.

Cost of Sales

The types of expenses included in the cost of sales line item are: raw materials consumption, including direct and indirect materials; salaries, wages and benefits; depreciation and amortization; production utilities; production-related purchasing; warehousing (including receiving and inspection); repairs and maintenance; inter-location inventory transfer costs; production and warehousing facility property insurance; rent for production facilities; and other production overhead.

Gross Margin

For 2010, gross margin in dollars and as a percentage of net sales increased significantly when compared to 2009, due primarily to the impact of volume increases in the Display Technologies segment, offset somewhat by price declines. Improvements were also driven by strong sales in the Environmental Technologies and Specialty Materials segments, as well as cost reduction efforts and manufacturing efficiency improvements.

For 2009, gross margin in dollars and as a percentage of net sales declined when compared to 2008, due primarily to the impact of price declines in the Display Technologies segment and reduced volume in the Environmental Technologies and Telecommunications segments. As a percentage of net sales, gross margin of 27% in the first quarter of 2009 reflected the sharp decline in net sales as first quarter LCD glass demand continued to fall in response to worsening economic conditions. As a percentage of net sales, gross margin approximated 41% in the second, third, and fourth quarters of 2009 and reflected improved demand in a number of our businesses.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses for 2010 were up when compared to 2009, due primarily to higher compensation-related costs and the costs of integrating our new businesses, offset by the impact of restructuring actions completed in 2009. As a percentage of net sales, selling, general, and administrative expenses in 2010 were down slightly when compared to 2009, because the rate of increase in sales exceeded the rate of increase in spending for selling, general, and administrative costs.

The slight decrease in selling, general and administrative expenses for 2009 when compared to 2008, in dollars, were due primarily to the favorable impact of cost reduction efforts and restructuring actions in 2009, offset somewhat by an increase in performance-based compensation costs.

The types of expenses included in the selling, general and administrative expenses line item are: salaries, wages and benefits; travel; sales commissions; professional fees; and depreciation and amortization, utilities, and rent for administrative facilities.

Research, Development, and Engineering Expenses

Research, development, and engineering expenses for 2010 increased by $40 million to $603 million in 2010 when compared to 2009, but declined slightly as a percentage of net sales. Corning's research, development and engineering expenses are currently focused on our Display Technologies, Environmental Technologies and Telecommunications segments as we strive to capitalize on growth opportunities in those segments. Excluding these segments, the largest driver of spending continues to be for adjacent products such as Corning Gorilla glass, and research for new business development. We believe our spending levels are adequate to support our technology and innovation strategies.

Research, development, and engineering expenses decreased by $64 million in 2009 when compared to 2008, but remained fairly constant as a percentage of net sales. Reduced spending in 2009 was driven primarily by the impact of restructuring actions and cost reduction efforts.

Restructuring, Impairment, and Other Charges and (Credits)

Corning recorded restructuring, impairment, and other charges and credits in 2010, 2009 and 2008, which affect the comparability of our results for the periods presented. A description of those charges and credits follows:

2010 Activity

During 2009, we had two events which impacted production at several of our LCD glass manufacturing facilities. In August 2009, an earthquake halted production at one of our LCD glass manufacturing facilities in Japan and in October 2009, production at our facility in Taichung, Taiwan was impacted by a power disruption. In the fourth quarter of 2010, we recorded $324 million in other credits as settlement of business interruption and property damage insurance claims resulting from these events, of which $259 million was received in cash through December 31, 2010.

2009 Activity

In response to anticipated lower sales in 2009, we recorded charges of $228 million in 2009 primarily for a corporate-wide restructuring plan to reduce our global workforce. The charges included costs for severance, special termination benefits, outplacement services, and the impact of a $32 million curtailment loss for postretirement benefits in 2009. Total cash expenditures associated with these actions are expected to be approximately $150 million, with the majority of spending completed by 2010. We estimate annualized savings from these actions will be about $224 million and will be reflected largely in cost of sales and selling, general, and administrative expenses.

2008 Activity

In the fourth quarter of 2008, we recorded $22 million of severance costs primarily for a restructuring plan in the Telecommunications segment.

Asbestos Litigation

In 2010, we recorded a decrease to our asbestos litigation liability of $49 million compared to a net increase of $20 million in 2009. The net decrease in 2010 was due primarily to a $54 million decrease to our estimated liability for asbestos litigation that was recorded in the first quarter of 2010, as a result of the change in terms of the proposed settlement of the PCC asbestos claims. For the remainder of 2010, we recorded net credit adjustments to our asbestos litigation liability of $5 million to reflect the change in value of the estimated settlement liability.

In 2009, we recorded an increase to our asbestos litigation liability of $20 million compared to a net decrease of $340 million in 2008. The net decrease in 2008 was due primarily to a $327 million reduction to our estimated liability for asbestos litigation that was recorded in the first quarter of 2008, as a result of the increase in the likelihood of a settlement under more recently proposed terms and a corresponding decrease in the likelihood of a settlement under terms that had been established in 2003. For the remainder of 2008, we recorded net credit adjustments of $13 million to reflect the change in value of the estimated settlement liability.

Our asbestos litigation liability was estimated to be $633 million at December 31, 2010, compared with an estimate of $682 million at December 31, 2009. The entire obligation is classified as a non-current liability as installment payments for the cash portion of the obligation are not planned to commence until more than 12 months after the proposed plan is ultimately effective, and a portion of the obligation fulfilled through the direct contribution of Corning's investment in PCE (currently recorded as a non-current other equity method investment).

See Legal Proceedings for additional information about this matter.

Equity in Earnings of Affiliated Companies, Net of Impairments

The following provides a summary of equity earnings of affiliated companies, net of impairments (in millions):

	Years ended December 31,		
	2010	2009	2008
Samsung Corning Precision	**$1,473**	$1,115	$ 927
Dow Corning	**444**	287	369
All other	**41**	33	62
Total equity earnings	**$1,958**	$1,435	$1,358

The increase in equity earnings of affiliated companies in 2010 reflected strong sales and earnings performance at Samsung Corning Precision and at Dow Corning when compared to last year. Equity earnings at Samsung Corning Precision reflected the positive impact of increased volume, a non-recurring tax benefit and movements in foreign exchange rates, offset somewhat by price declines, when compared to 2009.

The increase in equity earnings of affiliated companies in 2009 was driven by Samsung Corning Precision when compared to the same period last year. Equity earnings at Samsung Corning Precision reflected increased volume, manufacturing efficiency gains, and the positive impact from movements in foreign exchange rates, offset somewhat by lower pricing when compared to 2008.

The change in equity earnings from Samsung Corning Precision is explained more fully in the discussion of the performance of the Display Technologies segment and in All Other.

The increase in equity earnings from Dow Corning in 2010 when compared to 2009 was primarily due to the following items:

- An increase in sales of 18%, resulting from strength in Dow Corning's traditional silicone products and improved volume at Hemlock Semiconductor Corporation (Hemlock), Dow Corning's consolidated subsidiary that makes high purity polycrystalline silicon for the semiconductor and solar industries;
- The positive impact of advanced energy manufacturing tax credits approved by the U.S. government for Dow Corning's manufacturing expansion projects that support the solar industry. Corning's share of these credits was $21 million;
- The release of valuation allowances on foreign deferred tax assets. The impact to Corning was $26 million; and
- The absence of restructuring charges in the amount of $29 million recorded in 2009 for our share of costs associated with Dow Corning's global workforce reduction.

The decline in equity earnings from Dow Corning in 2009 was primarily due to lower sales and restructuring charges at Dow Corning, offset somewhat by the impact of excess foreign tax credits on foreign dividends when compared to the previous year. Sales at Dow Corning declined 7% in 2009 when compared to 2008 and included volume declines in Dow Corning's traditional silicone businesses that were offset somewhat by an increase in volume at Hemlock. Sales of Dow Corning's traditional silicone businesses reflected the impact of the economic downturn in 2009. Sales at Hemlock increased in 2009, driven by improvements in sales for solar applications when compared to 2008. Movements in foreign exchange rates did not significantly impact equity earnings from Dow Corning.

Sales at Dow Corning in 2011 are expected to increase when compared to 2010, driven by higher sales of silicone products and an increase in sales at Hemlock. In the first quarter of 2011, equity earnings from Dow Corning are expected to be up slightly when compared to the fourth quarter of 2010.

Other Income (Expense), Net

"Other income (expense), net" in Corning's consolidated statements of income includes the following (in millions):

	Years ended December 31,		
	2010	2009	2008
Royalty income from Samsung Corning Precision	**$265**	$232	$ 184
Foreign currency transaction and hedge (losses) / gains	**(22)**	(54)	(112)
Loss on retirement of debt	**(30)**		
Net realized losses of available-for-sale securities	**(2)**	(2)	(53)
Loss on sale of Steuben glass business			(14)
Net loss (income) attributable to noncontrolling interests	**2**	(6)	1
Other, net	**(29)**	1	(28)
Total	**$184**	$171	$ (22)

Income Before Income Taxes

In addition to the items identified under Gross margin, Restructuring, impairment and other (credits) and charges, Asbestos litigation (credit) charge, and Other income (expense), net, movements in foreign exchange rates also impacted results for the years presented. In 2010, Income before income taxes included $229 million from the positive impact of movements in foreign exchange rates when compared to 2009. In 2009, Income before income taxes included $414 million for the positive impact of movements in foreign exchange rates when compared to the previous year.

(Provision) Benefit for Income Taxes

Our (provision) benefit for income taxes and the related effective income tax rates were as follows (in millions):

	Years ended December 31,		
	2010	2009	2008
(Provision) benefit for income taxes	**$(287)**	$ 74	$2,375
Effective tax rate	**(7.5)%**	3.8%	82.4%

The effective income tax rate for 2010 differed from the U.S. statutory rate of 35% primarily due to the following items:

- Rate differences on income/(losses) of consolidated foreign companies;
- The impact of equity in earnings of affiliated companies;
- The benefit of tax holidays and investment credits in foreign jurisdictions;
- The benefit of excess foreign tax credits from repatriation of current year earnings of certain foreign subsidiaries; and
- The impact of the reversal of the deferred tax assets associated with a tax exempt subsidy attributable to our OPEB liability.

The effective income tax rate for 2009 differed from the U.S. statutory rate of 35% primarily due to the following items:

- Rate differences on income/(losses) of consolidated foreign companies;
- The impact of equity in earnings of affiliated companies;
- The benefit of tax holidays and investment credits in foreign jurisdictions;
- The benefit of the U.S. Research and Experimentation tax credit for years 2005-2009;
- The benefit of recording additional deferred tax assets for a tax exempt subsidy attributable to our OPEB liability; and
- The impact of the net increase in valuation allowances due to changes in judgment on the realizability of certain state and foreign deferred tax assets.

The effective income tax (benefit) rate for 2008 differed from the U.S. statutory rate of 35% primarily due to the following items:

- The release of $2.5 billion of valuation allowances attributable to a change in judgment about the realizability of U.S. deferred tax assets in future years, described below;
- The impact of not recording net tax expense on income generated in the U.S.;
- The impact of equity in earnings of affiliated companies;
- The benefit of tax holidays and investment and other credits in foreign jurisdictions; and
- A $40 million benefit related to a favorable tax settlement with the Canadian Revenue Agency.

As more fully described in Note 6 (Income Taxes) to the Consolidated Financial Statements, all of our U.S. deferred tax assets had full valuation allowances until the second quarter of 2008. At that time, we concluded that it was more likely than not that we would realize substantially all of our U.S. deferred tax assets because we expect to generate sufficient levels of income in the U.S. As a result, we released $2.4 billion of valuation allowances on our U.S. deferred tax assets in the second quarter of 2008. We considered all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance was needed.

The evaluation of the realizability of deferred tax assets is inherently subjective. Following are the key items that provided positive evidence to support the release of the valuation allowance for a large portion of our deferred tax assets in the second quarter of 2008:

- Positive pre-tax income in the U.S. for the first half of 2008 and the preceding year;
- The impact of positive results in the Display Technologies operating segment and the royalty income generated from the foreign locations in this segment;
- The number of years remaining to utilize our net operating loss carryforwards; and
- Increased confidence in our longer-term forecasted income levels, which were supported by detailed sensitivity analyses.

At June 30, 2008, the following items were considered as negative evidence in our valuation allowance assessment, but were less heavily weighted than our positive evidence:

- Uncertainty of future taxable earnings;
- Historical utilization of deferred tax assets caused largely by non-recurring items; and
- Economic and consumer demand uncertainty.

Deferred tax liabilities totaled $26 million at December 31, 2008, and therefore, were not a significant factor in our assessment of the realizability of deferred tax assets.

In 2008, we generated income from continuing operations in the U.S. The tax expense on such income was fully offset by the tax benefit of releasing a portion of our existing valuation allowance to reflect the realization of deferred taxes resulting from the generation of U.S. income. The impact of the release of the valuation allowances, and thus not recording tax expense on income generated in the U.S., was a reduction in our effective tax rate of 8.6 percentage points for 2008.

Certain shorter-lived deferred tax assets such as those represented by capital loss carry forwards and state tax net operating loss carry forwards, as well as other federal and state tax credits, will remain with a valuation allowance recorded against them as of December 31, 2010, because we cannot conclude that it is more likely than not that we will earn income of the character required to utilize these assets before they expire. U.S. profits of approximately $8.3 billion will be required to fully realize the deferred tax assets as of December 31, 2010. Of that amount, $4.9 billion of U.S. profits will be required over the next 15 years to fully realize the deferred tax assets associated with federal net operating loss carry forwards. The remaining deferred tax assets will be realized as the underlying temporary differences reverse over an extended period. The amount of U.S. and foreign deferred tax assets that had valuation allowances at December 31, 2010 and 2009 was $214 million and $245 million, respectively.

We currently provide income taxes on the earnings of foreign subsidiaries and affiliated companies to the extent these earnings are currently taxable or expected to be remitted. As of December 31, 2010, taxes have not been provided on approximately $8.9 billion of accumulated foreign unremitted earnings that are expected to remain invested indefinitely. It is not practical to calculate the unrecognized deferred tax liability on those earnings.

Certain foreign subsidiaries in China and Taiwan are operating under tax holiday arrangements. The nature and extent of such arrangements vary, and the benefits of such arrangements phase out through 2014 according to the specific terms and schedules of the relevant taxing jurisdictions. The impact of the tax holidays on our effective rate is a reduction in the rate of 3.1, 7.3 and 5.3 percentage points for 2010, 2009 and 2008, respectively.

While we expect the amount of unrecognized tax benefits to change in the next 12 months, we do not expect the change to have a significant impact on the results of operations or our financial position.

See Note 6 to the Consolidated Financial Statements for further details regarding income tax matters.

Net Income Attributable to Corning Incorporated

As a result of the items discussed above, net income and per share data was as follows (in millions, except per share amounts):

	Years ended December 31,		
	2010	2009	2008
Net income attributable to Corning Incorporated	**$3,558**	$2,008	$5,257
Basic earnings per common share	**$ 2.28**	$ 1.30	$ 3.37
Diluted earnings per common share	**$ 2.25**	$ 1.28	$ 3.32
Shares used in computing per share amounts			
Basic earnings per common share	**1,558**	1,550	1,560
Diluted earnings per common share	**1,581**	1,568	1,584

OPERATING SEGMENTS

Our reportable operating segments are as follows:

- Display Technologies - manufactures liquid crystal display glass for flat panel displays.
- Telecommunications - manufactures optical fiber and cable and hardware and equipment components for the telecommunications industry.
- Environmental Technologies - manufactures ceramic substrates and filters for automotive and diesel applications. This reportable operating segment is an aggregation of our Automotive and Diesel operating segments as these two segments share similar economic characteristics, products, customer types, production processes and distribution methods.
- Specialty Materials - manufactures products that provide more than 150 material formulations for glass, glass ceramics and fluoride crystals to meet demand for unique customer needs.
- Life Sciences - manufactures glass and plastic consumables for scientific applications.

All other operating segments that do not meet the quantitative threshold for separate reporting have been grouped as "All Other." This group is primarily comprised of development projects and results for new product lines.

We prepared the financial results for our reportable segments on a basis that is consistent with the manner in which we internally disaggregate financial information to assist in making internal operating decisions. We included the earnings of equity affiliates that are closely associated with our operating segments in the respective segment's net income. We have allocated certain common expenses among segments differently than we would for stand-alone financial information. Segment net income may not be consistent with measures used by other companies. The accounting policies of our reportable segments are the same as those applied in the consolidated financial statements.

Effective January 1, 2009, we began providing U.S. income tax expense (or benefit) on U.S. earnings (losses) due to the change in our conclusion about the realizability of our U.S. deferred tax assets in 2008. As a result of the change in our tax position, we adjusted the allocation of taxes to our operating segments in 2009 to reflect this difference. The impact of changing our allocation methodology was not significant.

Display Technologies

(dollars in millions):

				% change	
	2010	2009	2008	10 vs. 09	09 vs. 08
Net sales	**$3,011**	$2,426	$2,724	24	(11)
Equity earnings of affiliated companies	**$1,452**	$1,102	$ 916	32	20
Net income	**$2,990**	$1,992	$2,221	50	(10)

2010 vs. 2009

The increase in net sales in 2010 when compared to 2009 reflected an increase in volume of more than 25% (measured in square feet of glass sold) and the positive impact of $179 million from movements in foreign exchange rates, offset by price declines of 8%. Net sales of this segment are denominated in Japanese yen and, as a result, are susceptible to movements in the U.S. dollar-Japanese yen exchange rate. Volume gains in 2010 were led by strong growth in demand for LCD televisions outside of the United States, coupled with a replenishment of this industry's supply chain.

Equity earnings of Samsung Corning Precision in 2010 increased by 32% when compared to 2009 due to volume gains of almost 20%, improved manufacturing performance, and by the positive impact of $90 million from movements in foreign exchange rates, offset somewhat by price declines of 7%. Equity earnings of Samsung Corning Precision are impacted by movements in both the U.S. dollar - Japanese yen and U.S. dollar - Korean won exchange rates. Equity earnings were also positively impacted by a $61 million credit for our share of a revised Samsung Corning Precision tax holiday calculation agreed to by the Korean National Tax service.

When compared to last year, the increase in net income in 2010 primarily reflects the impact of the volume increases described above at both our wholly-owned business and Samsung Corning Precision and the impact of an insurance settlement for business interruption and property damage insurance claims, partially offset by price declines. The insurance settlement relates to two events in 2009 which impacted production at our LCD glass manufacturing facilities. In August 2009, an earthquake halted production at one of our LCD glass manufacturing facilities in Japan and in October 2009, production at our facility in Taichung, Taiwan was impacted by a power disruption. We recorded a pre-tax credit in 2010 in the amount of $324 million as settlement of business interruption and property damage insurance claims related to these two events. Results also improved due to the absence of $31 million of restructuring charges impacting 2009 net income. Net income included royalty income from Samsung Corning Precision that was higher in 2010 when compared to last year, reflecting the improvements in sales volume at Samsung Corning Precision. A number of Corning's patents and know-how are licensed to Samsung Corning Precision, as well as to third parties, generating royalty income. Refer to Note 7 (Investments) to the consolidated financial statements for more information about related party transactions. Net income in 2010 includes the favorable impact of $182 million from movements in foreign exchange rates when compared to last year.

2009 vs. 2008

The decrease in net sales in 2009 reflected price declines of 19% and a decline in volume of 2% (measured in square feet of glass sold), offset somewhat by the positive impact of $228 million from movements in foreign exchange rates. Net sales of this segment are denominated in Japanese yen and, as a result, are susceptible to movements in the U.S. dollar-Japanese yen exchange rate. When compared to 2008, the volume decline in 2009 occurred largely in the first quarter of 2009 and reflected a number of industry dynamics. Because Corning sells to panel makers and not to end market consumers, supply chain expansion and contraction for this industry is a key factor in Corning's volume. During the second half of 2008, the LCD market experienced a supply chain contraction that worsened as global economic conditions deteriorated and demand rapidly declined. We believe the industry supply chain contraction ended in the first quarter of 2009, followed by replenishment in the second quarter. Over the remainder of 2009, we saw demand levels for LCD glass increase in comparison to first quarter levels. In the fourth quarter of 2009, net sales increased 84% when compared to the same period in 2008 and 6% when compared to the third quarter of 2009. With increasing demand over the course of 2009, we strategically restarted some capacity that had been temporarily idled towards the end of 2008.

As described above, in 2009, an earthquake in Shizuoka, Japan halted production at the Company's LCD glass manufacturing facility and production at the Company's LCD glass manufacturing facility in Taichung, Taiwan was impacted by a power disruption. Incremental production capacity and the ability to resume some manufacturing in our affected facilities helped to ease the impact of both disruptions and support LCD glass shipments. We believe our market share was negatively impacted because our capacity was lower during a period when demand remained robust. The Company incurred approximately $30 million of costs for accelerated depreciation charges and asset write-offs from these events.

In 2009, equity earnings of Samsung Corning Precision reflected the positive impact of $187 million from movements in foreign exchange rates and an increase in volume of 35% offset somewhat by price declines of 20% when compared to the same period in 2008. Equity earnings from Samsung Corning Precision are impacted by movements in both the U.S. dollar - Japanese yen and U.S. dollar - Korean won exchange rates. Results of Samsung Corning Precision reflected improvements in the overall LCD glass market, which grew approximately 20% in 2009 when compared to 2008. The economic recession had a greater impact on our wholly-owned business in Taiwan than on Samsung Corning Precision. Since Taiwanese panel makers do not have strong brand recognition, they are the first to experience supply chain corrections and slower to benefit from improvements in demand.

When compared to 2008, the decline in net income in 2009 was primarily due to the impact of volume and price declines, costs associated with the earthquake in Japan, and restructuring charges in the first quarter of 2009. These items were offset somewhat by $342 million from the positive impact of movements in foreign exchange rates and stronger equity earnings. Net income of this segment in 2009 included $31 million of restructuring charges associated with the Company's corporate-wide restructuring plan to reduce its global workforce in response to anticipated lower sales in 2009. Net income also includes royalty income from Samsung Corning Precision, which was higher in 2009 when compared to 2008 reflecting the improvements in sales volume at Samsung Corning Precision. Corning licenses certain of its patents and know-how to Samsung Corning Precision, as well as to third parties, which generate royalty income. Refer to Note 7 (Investments) to the Consolidated Financial Statements for more information about related party transactions.

Other Information

The Display Technologies segment has a concentrated customer base comprised of LCD panel and color filter makers primarily located in Japan and Taiwan. For 2010 and 2009, three customers of the Display Technologies segment, which individually accounted for more than 10% of segment net sales, accounted for 72% and 62%, respectively, of total segment sales when combined. Our customers face the same global economic dynamics as we do in this market. While we are not aware of any significant customer credit issues, our near-term sales and profitability would be impacted if any individual customers were unable to continue to purchase our products.

In addition, Samsung Corning Precision's sales are concentrated across a small number of its customers. In 2010 and 2009, sales to two LCD panel makers located in Korea accounted for approximately 93% of Samsung Corning Precision sales in each of those two years.

Corning has invested heavily to expand capacity to meet the demand for LCD glass substrates. In 2010, 2009 and 2008, capital spending in this segment was $497 million, $552 million, and $1.4 billion, respectively. We expect capital spending for 2011 to be approximately $1.2 to $1.5 billion.

In 2005 and 2004, several of Corning's customers entered into long-term purchase and supply agreements in which Corning's Display Technologies segment would supply large-size glass substrates to these customers over periods of up to six years. As part of the agreements, these customers agreed to advance cash deposits to Corning for a portion of the contracted glass to be purchased. We received our last deposit of $105 million in July 2007 and do not expect to receive additional deposits related to these agreements. During 2010, 2009 and 2008, we issued $83 million, $253 million, and $266 million, respectively, in credits that were applied to customer receivable balances when payments were due. In the event customers do not purchase the agreed upon quantities of product, subject to specific conditions outlined in the agreements, Corning may retain certain amounts of the customer deposits. If Corning does not deliver agreed upon product quantities, subject to specific conditions outlined in the agreements, Corning may be required to return certain amounts of our customers' deposits. Refer to Note 11 (Other Liabilities) to the Consolidated Financial Statements for additional information.

Outlook:

We expect the overall LCD glass market in 2011 to be approximately 3.6 to 3.8 billion square feet. This is an increase over 2010, which was 3.15 billion square feet. Demand will be driven by continued growth of LCD televisions, particularly in emerging regions such as China. We expect industry glass supply and demand to be relatively in balance and quarterly sequential glass price declines to be moderate. We believe that the long-term drivers of the LCD market will be LCD television growth, driven by increased demand in emerging regions and a faster replacement cycle, as well as continued growth in the personal computer market.

In the first quarter of 2011, we expect volume at our wholly-owned business and at Samsung Corning Precision to increase by the mid-single digits when compared to the fourth quarter of 2010. We expect sequential price declines in the first quarter of 2011 to be more moderate than those in the fourth quarter of 2010.

The end market demand for LCD televisions, monitors and notebooks is dependent on consumer retail spending, among other things. We are cautious about the potential negative impacts that economic conditions, particularly the global economic recession, and world political tensions could have on consumer demand. While the industry has grown rapidly in recent years, economic volatility along with consumer preferences for panels of differing sizes, prices, or other factors may lead to pauses in market growth. Therefore, it is possible that glass manufacturing capacity may exceed demand from time to time. We may incur further charges in this segment to reduce our workforce and consolidate capacity. In addition, changes in foreign exchange rates, principally the Japanese yen, will continue to impact the sales and profitability of this segment.

Telecommunications

(dollars in millions):

	2010	2009	2008	% change 10 vs. 09	% change 09 vs. 08
Net sales:					
Optical fiber and cable	$ 878	$ 909	$ 920	(3)	(1)
Hardware and equipment	834	768	879	9	(13)
Total net sales	$1,712	$1,677	$1,799	2	(7)
Net income	$ 97	$ 19	$ 45	411	(58)

2010 vs. 2009

Net sales for the segment were up when compared to 2009. Higher sales of enterprise network products and optical fiber and cable in North America and Europe were offset somewhat by lower sales of fiber-to-the-premises products and optical fiber and cable products in Asia, as well as the absence of sales from two businesses sold last year. Sales from the two businesses sold totaled $49 million in 2009. Net sales in 2010 were negatively impacted by $11 million from movements in foreign exchange rates, when compared to last year.

The increase in net income in 2010 reflected the absence of restructuring charges from last year, volume strength in enterprise network products, and the impact of improved manufacturing efficiency and cost reduction efforts. Net income of this segment in 2009 included $42 million of restructuring charges associated with the Company's corporate-wide restructuring plan to reduce its global workforce. Net income in 2010 includes the favorable impact of $10 million from movements in foreign exchange rates, when compared to last year.

The Telecommunications segment has a concentrated customer base. In 2010, one customer of the Telecommunications segment accounted for 15% of total segment net sales. In 2009, one customer of the Telecommunications segment accounted for 12% of total segment net sales. In 2008, two customers of the Telecommunications segment, which individually accounted for more than 10% of total segment net sales, collectively accounted for 24%, of total segment sales when combined.

2009 vs. 2008

In 2009, net sales of this segment decreased when compared to the same period in 2008 and reflected declines across all of our businesses. When compared to 2008, lower volumes in both North America and Europe were offset somewhat by higher net sales for optical fiber and cable in China as the country continued to expand its telecommunications infrastructure. Volume in North America and Europe reflected the continuing impact of the economic recession. In addition, net sales of this segment were negatively impacted by $23 million from movements in foreign exchange rates.

For 2009, the decline in net income reflected the volume impacts as described above and the impact of restructuring charges, offset somewhat by lower operating expenses resulting from restructuring actions when compared to 2008. Net income of this segment included the impact of $42 million of restructuring charges in 2009 associated with the Company's corporate-wide restructuring plan. Actions in this segment included workforce reductions, the consolidation of manufacturing operations that resulted in the closure of two plants and the exit of some minor businesses. Movements in foreign exchange rates did not have a significant impact on the comparability of net income for the periods presented.

Outlook:

We expect net sales of the Telecommunications segment to be up approximately 15% in 2011, driven by an increase in global demand for our fiber-to-the-premises products and enterprise network products, as well as from the impact of a small acquisition completed in the first quarter of 2011. In the first quarter of 2011, we expect net sales of this segment to be consistent with the fourth quarter of 2010.

Changes in our customers' expected deployment plans, or additional reductions in their inventory levels of fiber-to-the-premises products, could also affect sales levels. Should these plans not occur at the pace anticipated, our sales and earnings would be adversely affected.

Environmental Technologies

(dollars in millions):

	2010	2009	2008	% change 10 vs. 09	% change 09 vs. 08
Net sales:					
Automotive	**$462**	$360	$458	28	(21)
Diesel	**354**	230	253	54	(9)
Total net sales	**$816**	$590	$711	38	(17)
Net income (loss)	**$ 42**	$ (42)	$ 33	*	*

* The percentage change calculation is not meaningful.

2010 vs. 2009

Net sales for the Environmental Technologies segment in 2010 were up 38% when compared to the previous year and reflected higher volumes of both automotive and diesel products, offset somewhat by unfavorable foreign exchange rate movements. In 2009, automotive vehicle sales declined with the worldwide recession and production was significantly below vehicle sales volumes as manufacturers and dealers decreased inventories. In 2010, as automotive markets in the United States and Europe improved and China continued to expand, manufacturers and dealers increased inventories and production levels, resulting in a 25% increase in automotive production when compared to 2009. Diesel product sales increased 54% reflecting an improvement in the truck market in the United States and implementation of governmental regulations in Europe. Net sales of this segment in 2010 were negatively impacted by $11 million due to movements in foreign exchange rates when compared to the prior year.

Net income in 2010 increased due to higher sales volumes and improvements in manufacturing performance, offset somewhat by higher freight costs, when compared to last year. Net income in 2010 also reflected the absence of restructuring charges in comparison to the same period last year. In 2009, net loss of this segment included $28 million of restructuring charges associated with the Company's corporate-wide restructuring plan to reduce its global workforce in response to anticipated lower sales last year. Net income in 2010 included the negative impact of $9 million from movements in foreign exchange rates when compared to the same periods last year.

The Environmental Technologies segment sells to a concentrated customer base of catalyzer and emission control systems manufacturers, who then sell to automotive and diesel engine manufacturers. Although our sales are to the emission control systems manufacturers, the use of our substrates and filters is generally required by the specifications of the automotive and diesel vehicle or engine manufacturers. For 2010, three customers of the Environmental Technologies segment, which individually accounted for more than 10% of segment sales, accounted for 86% of total segment sales. For 2009 and 2008, net sales to those same three customers accounted for 85% and 81%, respectively, of total segment sales. While we are not aware of any significant customer credit issues with our direct customers, our near-term sales and profitability would be impacted if any individual customers were unable to continue to purchase our products.

2009 vs. 2008

When compared to 2008, net sales for 2009 were negatively impacted by lower automotive production caused by the global recession and subsequent inventory reductions at automotive manufacturers and dealers. In the first quarter of 2009, U.S. automotive builds were at their lowest levels since Corning entered this business. In the first half of 2009, net sales of this segment declined 40% when compared to the first half of 2008. In the second half of 2009, year-over-year net sales were up 14% when compared to the same period last year due to government incentives in China, Europe and the U.S. In addition, we believe inventories at automotive manufacturers and dealers returned to more normalized levels in the fourth quarter of 2009, which also caused increased demand. Diesel product sales in 2009 reflected the impact of the recession-driven weak freight industry in the U.S. This was offset somewhat by improved demand in the second half of 2009 as engine manufacturers prepared for stricter heavy duty diesel emission standards in 2010. Net sales in 2009 were negatively impacted by $9 million due to movements in foreign exchange rates when compared to the same period in 2008.

Net loss in 2009 reflected lower sales and manufacturing volume of both automotive and diesel products, offset somewhat by lower operating expenses, when compared to net income 2008. In addition, net loss of this segment in 2009 included the impact of restructuring charges. Restructuring charges for this segment totaled $28 million for the Company's corporate-wide restructuring plan to reduce its global workforce in response to lower sales in 2009. Movements in foreign exchange rates did not significantly impact the results of this operating segment.

Outlook:
We expect net sales of this segment to improve by approximately 10% in 2011 due to strong growth in demand for diesel products driven by recovery in the United States freight market and related truck production, full implementation of governmental regulations on light duty diesel vehicles in Europe and the start of non-road regulation implementation in the United States. In the first quarter of 2011, we expect net sales of this segment to be consistent with the fourth quarter of 2010.

Specialty Materials

(dollars in millions):

				% change	
	2010	2009	2008	10 vs. 09	09 vs. 08
Net sales	**$578**	$331	$372	75	(11)
Net loss	**$(27)**	$(54)	$ (7)	*	*

* The percentage change calculation is not meaningful.

2010 vs. 2009
The Specialty Materials segment manufactures products that provide more than 150 material formulations for glass, glass ceramics and fluoride crystals to meet demand for unique customer needs. Consequently, this segment operates in a wide variety of commercial and industrial markets that include display optics and components, semiconductor optics components, aerospace and defense, astronomy, ophthalmic products, telecommunications components and a protective cover glass that is optimized for portable display devices and televisions.

Net sales increased in 2010 due to higher sales of Corning Gorilla glass and an increase in sales of display components and semiconductor optics and components when compared to last year. Sales of Corning Gorilla glass have continued to increase as the Company moves to capitalize on market opportunities for this product. The lower net loss in 2010 was driven by higher sales of our Corning Gorilla glass products and the absence of restructuring charges, offset somewhat by the costs associated with adding capacity. The net loss in 2009 included $17 million of restructuring charges for the Company's corporate-wide restructuring plan to reduce its global workforce. In 2010, movements in foreign exchange rates did not significantly impact net sales or net income of this segment.

For 2010, three customers of the Specialty Materials segment, which individually accounted for more than 10% of segment sales, accounted for 43% of total segment sales.

2009 vs. 2008
Net sales decreased in 2009 when compared to the prior year due primarily to lower sales of semiconductor optics and components as a result of the significant market downturn, offset somewhat by an increase in sales of Corning Gorilla glass. The net loss for 2009 resulted from the decline in net sales along with manufacturing development costs for Corning Gorilla glass when compared to 2008. The net loss in 2009 also included $17 million of restructuring charges for the Company's corporate-wide restructuring plan to reduce its global workforce in response to anticipated lower sales in 2009, and costs associated with closing one of this segment's manufacturing facilities. In 2009, movements in foreign exchange rates did not significantly impact the profitability of this segment.

Outlook:
For 2011, we expect sales of this segment to increase significantly driven by increased sales of Corning Gorilla glass when compared to 2010. We expect a modest increase in sales of semiconductor products as the semiconductor industry begins to improve. In the first quarter of 2011, we expect net sales to be up 20% to 25%, when compared to the fourth quarter of 2010 due to strong demand for Corning Gorilla glass.

Life Sciences

(dollars in millions):

	2010	2009	2008	% change 10 vs. 09	% change 09 vs. 08
Net sales	**$508**	$366	$326	39	12
Net income	**$ 60**	$ 39	$ 53	54	(26)

2010 vs. 2009
The increase in net sales in 2010 was driven primarily by the acquisition of Axygen, which was completed in the third quarter of 2009, and a small acquisition completed in the fourth quarter of 2010. These acquisitions supported the Company's strategy to expand Corning's portfolio of life sciences products and enhance global customer access in this business, and accounted for $117 million of the increase in sales in 2010 when compared to 2009. The segment's existing products lines also showed strong sales growth in 2010, improving $25 million when compared to 2009. The improvement in net income in 2010 reflected the sales increases as described above, offset somewhat by higher cost of materials and expenses associated with the integration of Axygen. Net income for 2010 also reflected the absence of restructuring charges when compared to last year. For 2009, net income of this segment included $8 million of restructuring charges associated with the Company's corporate-wide restructuring plan. Movements in foreign exchange rates did not significantly impact the net sales or net income for this operating segment.

2009 vs. 2008
For 2009, the increase in net sales of this segment reflected sales from the acquisition of Axygen, which was completed in the third quarter of 2009, offset somewhat by volume declines in the Company's existing life sciences products. Sales of Axygen products were approximately $36 million in the fourth quarter of 2009. For 2009, the decline in net income resulted primarily from acquisition-related costs and the impact of $8 million of restructuring charges associated with the Company's corporate-wide restructuring plan, when compared to the 2008. Movements in foreign exchange rates did not significantly impact net sales or net income of this operating segment in 2009.

For 2010, two customers in the Life Sciences segment which individually accounted for more than 10% of total segment net sales collectively accounted for 37% of total segment sales. For 2009, two customers in the Life Sciences segment which individually accounted for more than 10% of total segment net sales collectively accounted for 45% of total segment sales. For 2008, one customer accounted for 45%, of total segment sales.

Outlook:
Sales of the Life Sciences segment for 2011 are expected to be up approximately 15% when compared to 2010, primarily due to the impact of the acquisition completed in the fourth quarter of 2010. In the first quarter of 2011, we expect net sales to be up slightly when compared to the fourth quarter of 2010.

All Other

(dollars in millions):

	2010	2009	2008	% change 10 vs. 09	% change 09 vs. 08
Net sales	**$ 7**	$ 5	$ 16	40	(69)
Research, development and engineering expenses	**$114**	$125	$ 163	(9)	(23)
Equity earnings (loss) of affiliated companies	**$ 45**	$ 32	$ 56	41	(43)
Net loss	**$ (75)**	$ (80)	$(168)	*	*

* The percentage change calculation is not meaningful.

2010 vs. 2009
All Other includes all other operating segments that do not meet the quantitative threshold for separate reporting. This group is primarily comprised of development projects that involve the use of various technologies for new products such as advanced flow reactors, thin-film photovoltaics and adjacency businesses in pursuit of thin, strong glass. This segment also includes results for certain corporate investments such as Samsung Corning Precision's non-LCD glass businesses, Eurokera and Keraglass equity affiliates, which manufacture smooth cooktop glass/ceramic products, and Corsam Technologies LLC (Corsam), an equity affiliate established between Corning and Samsung Corning Precision to provide glass technology research. Refer to Note 7 (Investments) for additional information about Samsung Corning Precision and related party transactions.

The decrease in the net loss in this segment for 2010 is primarily due to improved equity earnings from corporate investments and lower operating costs, offset by the costs of exiting our synthetic green laser program and the start-up costs for new business development projects.

2009 vs. 2008

The decrease in this segment's net loss for 2009 resulted primarily from lower operating expenses as a result of restructuring actions in the first quarter of 2009, cost reduction efforts, and the impact of the change in the Company's tax position. Net loss of this segment for 2009 included $4 million of restructuring charges associated with the Company's corporate-wide restructuring plan.

LIQUIDITY AND CAPITAL RESOURCES

Financing and Capital Structure

The following items impacted Corning's financing and capital structure during 2010 and 2009:

- In the fourth quarter of 2010, we completed the following debt-related transactions:
  - We borrowed $1.1 billion under our revolving credit facility. Corning used the funds in connection with our previously announced plan to repatriate approximately $1.1 billion to the United States. The borrowing was repaid in full on December 16, 2010.
  - We exercised our option to repurchase $100 million of 6.05% senior unsecured notes due June 15, 2015 at par. The net carrying amount of the debt repurchased was $100 million.
- In the fourth quarter of 2010, we received a special dividend of almost $900 million, net of applicable withholding taxes, from our equity affiliate Samsung Corning Precision.
- In the third quarter of 2010, we completed the following debt-related transactions:
  - We issued $400 million of 5.75% senior unsecured notes that mature on August 15, 2040 and $300 million of 4.25% senior unsecured notes that mature on August 15, 2020. The net proceeds of $689 million from the offering were used to fund the repurchase of debt securities and for general corporate purposes.
  - We repurchased $126 million of our 6.2% senior unsecured notes due 2016 and $100 million of our 5.9% senior unsecured notes due 2014 and recognized a pre-tax loss of $30 million upon the early redemption of these notes.
- In the first quarter of 2010, we repaid $58 million of debt, which included the redemption of $48 million principal amount of our 6.25% notes due February 18, 2010.
- In the second quarter of 2009, we issued $250 million of 6.625% senior unsecured notes and $100 million of 7% senior unsecured notes that mature on May 15, 2019, and May 15, 2024, respectively. The net proceeds of $346 million were used for general corporate purposes.
- In the first quarter of 2009, we recorded the impact of a capital lease obligation for a manufacturing facility associated with our Display Technologies segment.

In December 2010, we amended and restated our revolving credit facility to provide a $1.0 billion committed, unsecured multi-currency revolving line of credit through December 2015. The facility includes two financial covenants: a leverage ratio and an interest coverage ratio. At December 31, 2010, we were in compliance with both financial covenants.

Capital Spending

Capital spending totaled $1.0 billion, $0.9 billion and $1.9 billion in 2010, 2009 and 2008, respectively. Capital spending in 2010 and 2009 was driven primarily by projects to expand our LCD glass capacity in our Display Technologies segment. Capital spending in 2008 primarily included expansion of LCD glass capacity in the Display Technologies segment and new capacity for diesel products in the Environmental Technologies segment. Our 2011 capital spending program is expected to be approximately $2.4 billion to $2.7 billion. Approximately $1.2 billion to $1.5 billion will be directed toward our Display Technologies segment.

In the third quarter of 2010, we announced multi-year investment plans for additional manufacturing capacity that will benefit a number of our segments. The plans include $800 million for spending associated with a new LCD glass substrate facility in the People's Republic of China to meet expected growing demand for our LCD glass. Spending for this facility began in September of this year and we expect production to begin in 2012. Additional investments will include construction projects in other regions to expand capacity for Eagle XG® LCD glass substrates and will benefit our Specialty Materials segment by providing capacity for increased demand of Corning Gorilla glass. The plans also include spending in the Environmental Technologies segment to expand its existing automotive substrate facilities in Shanghai, China and Kaiserslautern, Germany. Additionally, the plans establish a Life Sciences manufacturing and distribution facility in WuJiang, China. These facilities are expected to be operational in 2011 and 2012.

Cash Flows

Summary of cash flow data (in millions):

	Years ended December 31,		
	2010	2009	2008
Net cash provided by operating activities	**$ 3,835**	$ 2,077	$ 2,128
Net cash used in investing activities	**$(1,769)**	$(1,370)	$(1,699)
Net cash used in financing activities	**$ (2)**	$ (15)	$ (798)

2010 vs. 2009

Operating cash flow increased significantly in 2010 when compared to 2009, driven largely by a special dividend of almost $900 million received from Samsung Corning Precision. We also recorded a credit in the amount of $324 million as settlement of business interruption and property damage insurance claims, and received cash totaling $259 million from our panel of insurance carriers representing a partial payment of this settlement. Additionally, we issued less credits against customer deposits in 2010 when compared to 2009. These positive events were partially offset by higher contributions to our defined benefit pension plan in 2010 and the decrease in cash from changes in working capital.

Net cash used in investing activities was higher in 2010 when compared to 2009 due to an increase in short-term investment purchases and higher capital expenditures, offset by lower costs for the acquisition of businesses.

Net cash provided by financing activities increased in 2010 primarily due to the increase in proceeds received from the exercise of stock options, offset somewhat by the net cash impact of financing activities.

2009 vs. 2008

Although 2009 net income decreased significantly from 2008, operating cash flow declined only slightly. The decrease in net income resulted primarily from two non-recurring, non-cash items: the release of $2.5 billion of deferred tax asset valuation allowances and a $340 million reduction in asbestos related liabilities. When compared to 2008, operating cash flow in 2009 reflected higher pension contributions and restructuring payments, offset somewhat by an increase in cash from changes in working capital and higher dividends from equity affiliates.

Net cash used in investing activities was lower in 2009 when compared to 2008 due to lower capital expenditures in our Display Technologies segment, offset partially by the acquisition of Axygen.

Net cash used in financing activities also decreased in 2009 when compared to the prior year due to the issuance of long-term debt and the discontinuation of common stock repurchases.

Defined Benefit Pension Plans

We have defined benefit pension plans covering certain domestic and international employees. Our largest single pension plan is Corning's U.S. qualified plan. At December 31, 2010, this plan accounted for 81% of our consolidated defined benefit pension plans' projected benefit obligation and 91% of the related plans' assets.

We have historically contributed to the U.S. qualified pension plan on an annual basis in excess of the IRS minimum requirements, and as a result, mandatory contributions are not expected to be required for this plan until some time after 2012. In 2010, we made voluntary cash contributions of $350 million to our domestic defined benefit pension plan and $5 million to our international pension plans. In 2009, we made voluntary cash contributions of $75 million to our domestic defined benefit pension plan and $5 million to our international pension plans.

In 2008, we experienced significant negative returns on our pension assets for our primary defined benefit plan as a result of deteriorating financial market conditions which increased pension expense for 2009 by $33 million. In 2009 and 2010, actual investment experience on the pension assets of our primary defined benefit plan was favorable driven by the performance of public equity markets, commodities and long duration fixed income securities.

Although we will not be subject to any mandatory contributions in 2011, we anticipate making voluntary cash contributions of up to $30 million to our international pension plans in 2011. We do not plan to contribute to our domestic pension plan in 2011, which is sufficiently funded.

Refer to Note 13 (Employee Retirement Plans) to the Consolidated Financial Statements for additional information.

Customer Deposits

Certain customers of our Display Technologies segment have entered into long-term supply agreements and have agreed to make advance cash deposits to secure supply of large-size glass substrates. The deposits will be reduced through future product purchases, thus reducing operating cash flows in later periods as credits are applied for cash deposits received in earlier periods.

Between 2004 and 2007, we received a total of $937 million for customer deposit agreements. We received our last deposit of $105 million in 2007 and do not expect to receive additional deposits related to these agreements.

In 2010, 2009 and 2008, we issued credit memoranda which totaled $83 million, $253 million, and $266 million, respectively. These credit amounts were applied to customer receivable balances when payments were due. Customer deposit liabilities were $27 million and $104 million at December 31, 2010 and 2009, respectively. In 2011, we expect to issue approximately $27 million in credit memoranda.

Restructuring

In 2009, we recorded charges of $228 million associated with a corporate-wide restructuring plan to reduce our global workforce in response to anticipated lower sales in 2009. The charge included costs for severance, special termination benefits, outplacement services, asset write-offs, and the impact of a curtailment loss for postretirement benefits. Total cash expenditures associated with these actions are expected to be approximately $150 million primarily related to termination benefits.

During 2010, 2009 and 2008, we made payments of $66 million, $89 million, and $17 million, respectively, related to employee severance and other exit costs resulting from restructuring actions. Refer to Note 2 (Restructuring, Impairment and Other (Credits) and Charges) to the Consolidated Financial Statements for additional information.

Key Balance Sheet Data

Balance sheet and working capital measures are provided in the following table (dollars in millions):

	December 31,	
	2010	2009
Working capital	**$6,873**	$3,982
Working capital, excluding cash, cash equivalents, and short-term investments	**$ 523**	$ 399
Current ratio	**4.5:1**	3.6:1
Trade accounts receivable, net of allowances	**$ 973**	$ 753
Days sales outstanding	**50**	44
Inventories	**$ 738**	$ 579
Inventory turns	**5.4**	5.1
Days payable outstanding (1)	**42**	36
Long-term debt	**$2,262**	$1,930
Total debt to total capital	**11%**	11%

(1) Includes trade payables only.

Credit Ratings

As of February 10, 2011, our credit ratings were as follows:

RATING AGENCY	Rating long-term debt	Outlook last update
Fitch	BBB+	Positive May 17, 2010
Standard & Poor's	BBB+	Stable July 2, 2007
Moody's	Baa1	Stable February 19, 2010

Management Assessment of Liquidity

We ended the fourth quarter of 2010 with over $6.3 billion of cash, cash equivalents and short-term investments. The Company has adequate sources of liquidity and we are confident in our ability to generate cash to meet existing or reasonably likely future cash requirements. Our cash, cash equivalents, and short-term investments are held in various locations throughout the world and are generally unrestricted. At December 31, 2010 slightly less than half of the consolidated amount was held outside of the U.S. Almost all of the amounts held outside of the U.S. are available for repatriation, subject to relevant tax consequences. We utilize a variety of tax planning and financing strategies to ensure that our worldwide cash is available in the locations in which it is needed. During the fourth quarter of 2010, we repatriated to the U.S. approximately $1.1 billion of current year earnings from certain foreign subsidiaries. In conjunction with the repatriation of cash to the U.S., we temporarily borrowed against our unsecured committed revolving line of credit in the fourth quarter of 2010. All amounts borrowed were repaid on December 16, 2010. We expect that we will meet additional U.S. liquidity needs through future cash flows, use of U.S. cash balances, external borrowings, or some combination of these sources.

Realized gains and losses on available-for-sale securities were not significant in 2010 or 2009. In 2008, we recorded $53 million of net realized losses on short-term investments which represented less than 6% of our total holdings of available-for-sale securities at that time. Refer to Note 3 (Available-for-Sale Investments) to the Consolidated Financial Statements for additional information.

During 2008, we repurchased 29.5 million shares of common stock for $625 million as part of repurchase programs announced in July 2007 and July 2008. There were no repurchases in 2009 or 2010.

We complete comprehensive reviews of our significant customers and their creditworthiness by analyzing their financial statements at least annually or more frequently for customers where we have identified a measure of increased risk. We closely monitor payments and developments which may signal possible customer credit issues. We currently have not identified any potential material impact on our liquidity resulting from customer credit issues.

Our major source of funding for 2011 and beyond will be our operating cash flow and our existing balances of cash, cash equivalents, and short term investments. We believe we have sufficient liquidity for the next several years to fund operations, the asbestos litigation, research and development, capital expenditures, scheduled debt repayments, and dividend payments. Corning also has access to a $1.0 billion unsecured committed revolving line of credit through December 2015. The credit agreement includes two financial covenants: a leverage ratio and an interest coverage ratio. At December 31, 2010, we were in compliance with both financial covenants.

The required leverage ratio, which measures debt to total capital, is a maximum of 50%. Our leverage ratio using this measure was 11% at December 31, 2010 and 2009. The required interest coverage ratio, which is an adjusted earnings measure as defined by our facility, compared to interest expense, is a ratio of at least 3.5 times. At December 31, 2010 and 2009, our interest coverage ratio using this measure was 40.2 times and 30.3 times, respectively.

Our debt instruments contain customary event of default provisions, which allow the lenders the option of accelerating all obligations upon the occurrence of certain events. In addition, the majority of our debt instruments contain a cross default provision, whereby a default on one debt obligation of the Company in excess of a specified amount, also would be considered a default under the terms of another debt instrument. As of December 31, 2010, we were in compliance with all such provisions.

Other than the 2011 capital spending plan, management is not aware of any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in a material increase or decrease in our liquidity. In addition, other than items discussed, there are no known material trends, favorable or unfavorable, in our capital resources and no expected material changes in the mix and relative cost of such resources.

Off Balance Sheet Arrangements

Off balance sheet arrangements are transactions, agreements, or other contractual arrangements with an unconsolidated entity for which Corning has an obligation to the entity that is not recorded in our consolidated financial statements.

Corning's off balance sheet arrangements include the following:

- Guarantee contracts; and
- Variable interests held in certain unconsolidated entities.

At the time a guarantee is issued, the Company is required to recognize a liability for the fair value or market value of the obligation it assumes. In the normal course of our business, we do not routinely provide significant third-party guarantees. Generally, third-party guarantees provided by Corning are limited to certain financial guarantees, including stand-by letters of credit and performance bonds, and the incurrence of contingent liabilities in the form of purchase price adjustments related to attainment of milestones. These guarantees have various terms, and none of these guarantees are individually significant.

Refer to Note 14 (Commitments, Contingencies, and Guarantees) to the Consolidated Financial Statements for additional information.

Corning leases certain transportation equipment from three Trusts that qualify as variable interest entities. The sole purpose of these entities is to lease transportation equipment to Corning.

For variable interest entities, we assess the terms of our interest in each entity to determine if we are the primary beneficiary. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity that change with changes in the fair value of the entity's net assets excluding variable interests.

Corning has identified three entities that qualify as variable interest entities. None of these entities is considered to be significant to Corning's consolidated statements of position.

Corning does not have retained interests in assets transferred to an unconsolidated entity that serve as credit, liquidity or market risk support to that entity.

Contractual Obligations

The amounts of our obligations follow (in millions):

		Amount of commitment and contingency expiration per period				
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	5 years and thereafter
Performance bonds and guarantees	$ 64	$ 35	$ 5	$ 3		$ 21
Credit facilities for equity companies	100	25	25	25	$ 25	
Stand-by letters of credit (1)	58	58				
Loan guarantees	8					8
Subtotal of commitment expirations per period	$ 230	$118	$ 30	$ 28	$ 25	$ 29
Purchase obligations	$ 408	$238	$144	$ 17	$ 6	$ 3
Capital expenditure obligations (2)	382	382				
Total debt (3)	2,021	25	25	126	124	1,721
Minimum rental commitments	223	46	40	33	27	77
Capital leases (3)(4)	421	46	15	14	13	333
Interest on long-term debt (5)	1,938	124	123	123	112	1,456
Uncertain tax positions (6)	7	3	4			
Subtotal of contractual obligation payments due by period	5,400	864	351	313	282	3,590
Total commitments and contingencies	**$5,630**	**$982**	**$381**	**$341**	**$307**	**$3,619**

(1) At December 31, 2010, $42 million of the $58 million was included in other accrued liabilities on our consolidated balance sheets.
(2) Capital expenditure obligations primarily reflect amounts associated with our capital expansion activities.
(3) At December 31, 2010, $2.3 billion was included on our balance sheet. Total debt above is stated at maturity value.
(4) At December 31, 2010, $167 million of the $421 million represents imputed interest.
(5) The estimate of interest payments assumes interest is paid through the date of maturity or expiration of the related debt, based upon stated rates in the respective debt instruments.
(6) At December 31, 2010, $13 million was included on our balance sheet related to uncertain tax positions. Of this amount, we are unable to estimate when $6 million of that amount will become payable.

We are required, at the time a guarantee is issued, to recognize a liability for the fair value or market value of the obligation it assumes. In the normal course of our business, we do not routinely provide significant third-party guarantees. Generally, third-party guarantees provided by Corning are limited to certain financial guarantees, including stand-by letters of credit and performance bonds, and the incurrence of contingent liabilities in the form of purchase price adjustments related to attainment of milestones. These guarantees have various terms, and none of these guarantees are individually significant.

We have agreed to provide a credit facility related to Dow Corning. The funding of the Dow Corning credit facility will be required only if Dow Corning is not otherwise able to meet its scheduled funding obligations in its confirmed Bankruptcy Plan. The purchase obligations primarily represent raw material and energy-related take-or-pay contracts. We believe a significant majority of these guarantees and contingent liabilities will expire without being funded.

ENVIRONMENT

Corning has been named by the Environmental Protection Agency (the Agency) under the Superfund Act, or by state governments under similar state laws, as a potentially responsible party for 20 active hazardous waste sites. Under the Superfund Act, all parties who may have contributed any waste to a hazardous waste site, identified by the Agency, are jointly and severally liable for the cost of cleanup unless the Agency agrees otherwise. It is Corning's policy to accrue for its estimated liability related to Superfund sites and other environmental liabilities related to property owned by Corning based on expert analysis and continual monitoring by both internal and external consultants. At December 31, 2010 and 2009, Corning had accrued approximately $30 million (undiscounted) and $26 million (undiscounted), respectively, for its estimated liability for environmental cleanup and related litigation. Based upon the information developed to date, management believes that the accrued reserve is a reasonable estimate of the Company's liability and that the risk of an additional loss in an amount materially higher than that accrued is remote.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires us to make estimates and assumptions that affect amounts reported therein. The estimates that required us to make difficult, subjective or complex judgments, including future projections of performance and relevant discount rates, follow.

Impairment of assets held for use

We are required to assess the recoverability of the carrying value of long-lived assets when an indicator of impairment has been identified. We review our long-lived assets in each quarter to assess whether impairment indicators are present. We must exercise judgment in assessing whether an event of impairment has occurred.

Manufacturing equipment includes certain components of production equipment that are constructed of precious metals, primarily platinum and rhodium. These metals are not depreciated because they have very low physical losses and are repeatedly reclaimed and reused in our manufacturing process over a very long useful life. Precious metals are reviewed for impairment as part of our assessment of long-lived assets. This review considers all of the Company's precious metals that are either in place in the production process; in reclamation, fabrication, or refinement in anticipation of re-use; or awaiting use to support increased capacity. Precious metals are only acquired to support our operations and are not held for trading or other purposes.

Examples of events or circumstances that may be indicative of impairments include:

- A significant decrease in the market price of an asset;
- A significant change in the extent or manner in which a long-lived asset is being used or in its physical condition;
- A significant adverse change in legal factors or in the business climate that could affect the value of the asset, including an adverse action or assessment by a regulator;
- An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of an asset;
- A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of an asset; and
- A current expectation that, more likely than not, an asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets is grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. We must exercise judgment in assessing the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the majority of our reporting segments, we concluded that locations or businesses which share production along the supply chain must be combined in order to appropriately identify cash flows that are largely independent of the cash flows of other assets and liabilities.

For long-lived assets, when impairment indicators are present, we compare estimated undiscounted future cash flows, including the eventual disposition of the asset group at market value, to the assets' carrying value to determine if the asset group is recoverable. This assessment requires the exercise of judgment in assessing the future use of and projected value to be derived from the assets to be held and used. Assessments also consider changes in asset utilization, including the temporary idling of capacity and the expected timing for placing this capacity back into production. If there is an impairment, a loss is recorded to reflect the difference between the assets' fair value and carrying value. This may require judgment in estimating future cash flows and relevant discount rates and residual values in estimating the current fair value of the impaired assets to be held and used.

The fair value of long-lived assets is determined using an "income approach" that starts with the forecast of all the expected future net cash flows including the eventual disposition at market value of long-lived assets, and also considers the fair market value of all precious metals. Some of the more significant estimates and assumptions in our analysis include: market size and growth, market share, projected selling prices, manufacturing cost and discount rate. Our estimates are based upon our historical experience, our commercial relationships, and available external information about future trends. We believe fair value assessments are most sensitive to market growth and the corresponding impact on volume and selling prices and that these are also more subjective than manufacturing cost and other assumptions. The Company believes its current assumptions and estimates are reasonable and appropriate.

As of December 31, 2010 and 2009, we have not identified any instances where the carrying values of our long-lived assets were not recoverable. At December 31, 2010, the fair market value of precious metals was higher than our carrying value by $415 million. At December 31, 2009, the fair market value of precious metals was higher than our carrying value by $193 million. Currently these precious metal assets, primarily in the Display Technologies segment, are recoverable as part of their asset groupings. There is the potential for impairment in the future if negative events significantly decrease the cash flow of our segments. Such events include, but are not limited to, a significant decrease in demand for products of our Display Technologies segment or a significant decrease in its profitability.

Variable Interest Entities

The Company has interests in certain unconsolidated entities. These investments are evaluated periodically to determine if they qualify as variable interest entities and whether Corning is a primary beneficiary for any of those qualifying interests. A variable interest entity (VIE) is an entity that lacks sufficient equity investment or in which the equity investors do not have certain characteristics of a controlling financial interest. A company that absorbs a majority of the expected losses or receives a majority of the expected returns of a VIE is considered to be a primary beneficiary and must consolidate the VIE. The determination of whether an entity is a VIE and if a company is the primary beneficiary of a VIE are complex areas that require judgments about items such as the sufficiency of the equity at risk, the evaluation of contractual arrangements, and assessments about forecasted information. While management believes the assumptions used are appropriate, changes in these judgments or estimates could affect Corning's results.

Effective January 1, 2010, the Company adopted required changes to consolidation guidance for variable interest entities that require an enterprise to perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has (1) the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (2) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity, or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. In addition, the required changes provide guidance on shared power and joint venture relationships, remove the scope exemption for qualified special purpose entities, revise the definition of a variable interest entity, and require additional disclosures. The adoption of this standard was not material to Corning's consolidated results of operations or financial condition.

For variable interest entities, we routinely assess the terms of our interest in each entity to determine if we are the primary beneficiary. Corning leases certain transportation equipment from three Trusts that qualify as variable interest entities. The sole purpose of these entities is to lease transportation equipment to Corning. None of these entities is considered significant to Corning's consolidated financial statements.

Impairment of goodwill

We are required to make certain subjective and complex judgments on a number of matters, including assumptions and estimates used to determine the fair value of our reporting units.

As disclosed in Note 10 (Goodwill and Other Intangible Assets) to the Consolidated Financial Statements, Corning's goodwill relates primarily to the Telecommunications, Specialty Materials and Life Sciences operating segments. Our annual goodwill recoverability assessment is completed in the fourth quarter, as it is traditionally based on our annual strategic planning process. This process includes an extensive review of expectations for the long-term growth of our businesses and forecasting future cash flows. Our valuation method is an "income approach" using a discounted cash flow model in which cash flows anticipated over several periods, plus a terminal value at the end of that time horizon, are discounted to their present value using an appropriate rate of return. Our estimates are based upon our historical experience, our current knowledge from our commercial relationships, and available external information about future trends. Periodically, the detailed determination of fair value is carried forward from one year to the next if certain criteria are met. In 2010, an assessment of all of the reporting units was performed and it was determined the criteria to carry forward the detailed determination of fair value were met, as follows:

- Assets and liabilities that make up the Telecommunications, Specialty Materials and Life Sciences reporting units did not change significantly from the fourth quarter of 2009;
- The fair value determination completed in the fourth quarter of 2009 for all reporting units resulted in amounts that exceeded the carrying amount by a substantial margin; and
- The likelihood that a current fair value determination would be less than the carrying amount of the reporting units is remote based on analysis of events that have occurred since the fair value assessment was completed in 2009.

Telecommunications

Goodwill for the Telecommunications segment is tested at the operating segment level. We have aggregated the Telecommunications operating segment businesses into a single reporting unit for goodwill impairment reviews based on the manner in which we operate our businesses; the vertically integrated nature of these operations; shared assets, operating and finance resources, and management; the nature of production processes and the regulatory environment; and the shared support and benefit from common research and development activity.

Results for the Telecommunications segment in 2010 were up when compared with 2009. We anticipate higher sales in 2011 as demand increases for fiber-to-the-home products and outside plant cable products. In 2010, the results of our review of the Telecommunications segment was in line with our expectations for the long-term growth of this business as compared with our 2009 evaluation, which indicated that the fair value of the reporting unit exceed its book value by a significant amount. A discount rate of 9% was used in 2009. A range of 7% to 11% would not have changed our conclusion.

Specialty Materials

Goodwill for the Specialty Materials segment is tested at the component level, which is one level below an operating segment, because the goodwill is the result of transactions associated with certain businesses in this operating segment. Although the Specialty Materials segment had small reported losses in 2010 and 2009, we anticipate growth in new products will improve longer-term profitability. In 2010, the results of our review of the Specialty Materials segment was in line with our expectations for the long-term growth of this business as compared with our 2009 evaluation, which indicated that the fair value of the reporting unit exceed its book value by a significant amount. A discount rate of 9% was used in 2009. A range of 7% to 11% would not have changed our conclusion.

Life Sciences

Goodwill for the Life Sciences segment is tested at the operating segment level. We have aggregated the Life Sciences operating segment businesses into a single reporting unit for goodwill impairment testing based on the manner in which we operate our businesses.

Results in the Life Sciences segment in 2010 were up when compared to 2009, reflecting the positive impact of Axygen, an acquisition which was completed in the third quarter of 2009. In 2010, the results of our review of the Life Sciences segment was in line with our expectations for the long-term growth of this business as compared with our 2009 evaluation, which indicated that the fair value of the reporting unit exceed its book value by a significant amount. A discount rate of 8% was used in 2009. A range of 6% to 10% would not have changed our conclusion.

Restructuring charges and impairments resulting from restructuring actions

We are required to assess whether and when a restructuring event has occurred and in which periods charges related to such events should be recognized. We must estimate costs of plans to restructure including, for example, employee termination costs. Restructuring charges require us to exercise judgment about the expected future of our businesses, of portions thereof, their profitability, cash flows and in certain instances eventual outcome. The judgment involved can be difficult, subjective and complex in a number of areas, including assumptions and estimates used in estimating the future profitability and cash flows of our businesses.

Restructuring events often give rise to decisions to dispose of or abandon certain assets or asset groups which, as a result, require impairment. We are required to carry assets to be sold or abandoned at the lower of cost or fair value. We must exercise judgment in assessing the fair value of the assets to be sold or abandoned.

Income taxes

We are required to exercise judgment about our future results in assessing the realizability of our deferred tax assets. Inherent in this estimation process is the requirement for us to estimate future book taxable income and possible tax planning strategies. These estimates require us to exercise judgment about our future results, the prudence and feasibility of possible tax planning strategies, and the economic environments in which we do business. It is possible that actual results will differ from assumptions and require adjustments to allowances.

In the second quarter of 2008, we released $2.4 billion of valuation allowances because we believe it is more likely than not that we will be able to generate sufficient levels of profitability in the U.S. to realize substantially all of our U.S. deferred tax assets. A key trend included in our projections was the rate of penetration of LCD televisions driven by an increase in televisions per household, faster LCD television replacement rates, the continued decline of cathode ray tube products, and growth in emerging markets such as China. Another key trend included global demand improvements for diesel products based on the timing of new government regulations and economic growth. In the third and fourth quarters of 2008, we released an additional $70 million, and $45 million, respectively, of valuation allowances on our U.S. deferred tax assets as a result of a change in our estimate of U.S. taxable income.

Significant estimates and assumptions used in assessing the realizability of our deferred tax assets included: the long-term stabilization of U.S. income from forecasted royalty income in our Display Technologies operating segment, the long-term growth of our diesel business, and the future success of new products.

Equity method investments

At December 31, 2010 and 2009, the carrying value of our equity method investments was $4.4 billion and $4.0 billion, respectively, with our two largest equity method investments comprising approximately 95% of the balance. We review our equity method investments for indicators of impairment on a periodic basis or if an event or circumstances change to indicate the carrying amount may be other-than-temporarily impaired. When such indicators are present, we then perform an in-depth review for impairment. An impairment assessment requires the exercise of judgment related to key assumptions such as forecasted revenue and profitability, forecasted tax rates, foreign currency exchange rate movements, terminal value assumptions, historical experience, our current knowledge from our commercial relationships, and available external information about future trends.

As of December 31, 2010 and 2009, we have not identified any instances where the carrying values of our equity method investments were not recoverable.

Fair value measures

As required, Corning uses two kinds of inputs to determine the fair value of assets and liabilities: observable and unobservable. Observable inputs are based on market data or independent sources, while unobservable inputs are based on the Company's own market assumptions. Once inputs have been characterized, we prioritize the inputs used to measure fair value into one of three broad levels. Characterization of fair value inputs is required for those accounting pronouncements that prescribe or permit fair value measurement. In addition, observable market data must be used when available. Corning's major categories of financial assets and liabilities required to be measured at fair value are short-term and long-term investments, pension asset investments and derivatives. These categories use observable inputs only and are measured using a market approach based on quoted prices in markets considered active or in markets in which there are few transactions.

Derivative assets and liabilities may include interest rate swaps and forward exchange contracts that are measured using observable quoted prices for similar assets and liabilities. In arriving at the fair value of Corning's derivative assets and liabilities, we have considered the appropriate valuation and risk criteria, including such factors as credit risk of the relevant party to the transaction. Amounts related to credit risk are not material.

Probability of litigation outcomes

We are required to make judgments about future events that are inherently uncertain. In making determinations of likely outcomes of litigation matters, we consider the evaluation of legal counsel knowledgeable about each matter, case law, and other case-specific issues. See Part II - Item 3. Legal Proceedings for a discussion of the material litigation matters we face. The most significant matter involving judgment is the liability for asbestos litigation. There are a number of factors bearing upon our potential liability, including the inherent complexity of a Chapter 11 filing, our history of success in defending asbestos claims, our assessment of the strength of our corporate veil defenses, and our continuing dialogue with our insurance carriers and the claimants' representatives. The proposed asbestos resolution (Amended PCC Plan) is subject to a number of contingencies. The approval of the Amended PCC Plan by the Bankruptcy Court is not certain and faces objections by some parties. Any approval of the Amended PCC Plan by the Bankruptcy Court is subject to appeal. For these and other reasons, Corning's liability for these asbestos matters may be subject to changes in subsequent quarters. The estimate of the cost of resolving the non-PCC asbestos claims may also be subject to change as developments occur. Management continues to believe that the likelihood of the uncertainties surrounding these proceedings causing a material adverse impact to Corning's financial statements is remote.

Other possible liabilities

We are required to make judgments about future events that are inherently uncertain. In making determinations of likely outcomes of certain matters, including certain tax planning and environmental matters, these judgments require us to consider events and actions that are outside our control in determining whether probable or possible liabilities require accrual or disclosure. It is possible that actual results will differ from assumptions and require adjustments to accruals.

Pension and other postretirement employee benefits (OPEB)

Pension and OPEB costs and obligations are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on plan assets, mortality rates, and other factors. Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect Corning's pension and other postretirement obligations and future expense.

As of December 31, 2010, the Projected Benefit Obligation (PBO) for U.S. pension plans was $2.7 billion.

The following information illustrates the sensitivity to a change in certain assumptions for U.S. pension plans:

Change in assumption	Effect on 2011 pre-tax pension expense	Effect on December 31, 2010 PBO
25 basis point decrease in discount rate	+$5 million	+$68 million
25 basis point increase in discount rate	-$5 million	-$66 million
25 basis point decrease in expected return on assets	+$6 million	
25 basis point increase in expected return on assets	-$6 million	

The above sensitivities reflect the impact of changing one assumption at a time. Note that economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in key assumptions are not necessarily linear. These changes in assumptions would have no effect on Corning's funding requirements.

In addition, at December 31, 2010, a 25 basis point decrease in the discount rate would decrease stockholders' equity by $94 million before tax, and a 25 basis point increase in the discount rate would increase stockholders' equity by $91 million. In addition, the impact of greater than a 25 basis point decrease in discount rate would not be proportional to the first 25 basis point decrease in the discount rate.

The following table illustrates the sensitivity to a change in the discount rate assumption related to Corning's U.S. OPEB plans:

Change in assumption	Effect on 2011 pre-tax OPEB expense	Effect on December 31, 2010 APBO
25 basis point decrease in discount rate	+$1 million	+$26 million
25 basis point increase in discount rate	-$ 1 million	-$ 25 million

The above sensitivities reflect the impact of changing one assumption at a time. Note that economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in key assumptions are not necessarily linear.

Revenue recognition

The Company recognizes revenue when it is realized or realizable and earned. In certain instances, revenue recognition is based on estimates of fair value of deliverables as well as estimates of product returns, allowances, discounts, and other factors. These estimates are supported by historical data. While management believes that the estimates used are appropriate, differences in actual experience or changes in estimates may affect Corning's future results.

NEW ACCOUNTING STANDARDS

Refer to Note 1 (Summary of Significant Accounting Policies) to the Consolidated Financial Statements.

Quantitative and Qualitative Disclosures About Market Risks

We operate and conduct business in many foreign countries and as a result are exposed to movements in foreign currency exchange rates. Our exposure to exchange rates has the following effects:

- Exchange rate movements on financial instruments and transactions denominated in foreign currencies that impact earnings; and
- Exchange rate movements upon conversion of net assets and net income of foreign subsidiaries for which the functional currency is not the U.S. dollar, which impact our net equity.

We have foreign currency exposure to many currencies including the Japanese yen, euro, New Taiwan dollar and Korean won. We selectively enter into foreign exchange forward contracts with durations generally 18 months or less to hedge our exposure to exchange rate risk on foreign source income and purchases. These hedges are scheduled to mature coincident with the timing of the underlying foreign currency commitments and transactions. The objective of these contracts is to reduce the impact of exchange rate movements on our operating results. We also enter into foreign exchange forward contracts when situations arise where our foreign subsidiaries or Corning enter into lending situations, generally on an intercompany basis, denominated in currencies other than their local currency. We do not hold or issue derivative financial instruments for trading purposes. Corning uses derivative instruments (forwards) to limit the exposure to foreign currency fluctuations associated with certain monetary assets and liabilities. These derivative instruments are not designated as hedging instruments for accounting purposes and, as such, are referred to as undesignated hedges. Changes in the fair value of undesignated hedges, along with foreign currency gains and losses arising from the underlying monetary assets or liabilities, are recorded in current period earnings in Other Income (Expense), Net in the consolidated statements of income.

Equity in earnings of affiliated companies has historically contributed a significant amount to our income from continuing operations. Equity in earnings of affiliated companies, net of impairments were $2.0 billion and $1.4 billion in 2010 and 2009, respectively, with foreign-based affiliates comprising over 77% of this amount in 2010. Equity earnings from Samsung Corning Precision totaled $1.5 billion for 2010 and $1.1 billion for 2009. Exchange rate fluctuations and actions taken by management of these entities can affect the earnings of these companies.

We use a sensitivity analysis to assess the market risk associated with our foreign currency exchange risk. Market risk is defined as the potential change in fair value of assets and liabilities resulting from an adverse movement in foreign currency exchange rates. At December 31, 2010, we had open forward contracts, and foreign denominated debt with values exposed to exchange rate movements, all of which were designated as hedges at December 31, 2010. A 10% adverse movement in quoted foreign currency exchange rates could result in a loss in fair value of these instruments of $360 million compared to $278 million at December 31, 2009. Specific to the Japanese yen, a 10% adverse movement in quoted yen exchange rates could result in a loss in fair value of these instruments of $272 million compared to $131 million at December 31, 2009. Specific to the euro, a 10% adverse movement in quoted euro exchange rates could result in a loss in fair value of these instruments of $83 million compared to $107 million at December 31, 2009.

As we derive approximately 74% of our net sales from outside the U.S., our sales and net income could be affected if the U.S. dollar significantly strengthens or weakens against foreign currencies, most notably the Japanese yen and euro. Our forecasts generally assume exchange rates during 2011 remain constant at January 2011 levels. As an example of impact changes in foreign currency exchange rates could have on our financial results, we compare 2010 actual sales in yen and euro transaction currencies at an average currency exchange rate during the year to a 10% change in the currency exchange rate. A plus or minus 10% movement in the U.S. dollar - Japanese yen exchange rate would result in a change to 2010 net sales of approximately $308 million. A plus or minus 10% movement in the U.S. dollar - euro exchange rate would result in a change to 2010 net sales of approximately $56 million. Using 2010 net income attributable to Corning Incorporated as a percentage of net sales of 54%, we can estimate that a plus or minus 10% movement in the U.S. dollar - Japanese yen exchange rate would result in a change to 2010 net income attributable to Corning Incorporated of approximately $170 million. A plus or minus 10% movement in the U.S. dollar - euro exchange rate would result in a change to 2010 net income attributable to Corning Incorporated of approximately $30 million.

Interest Rate Risk Management

It is our policy to conservatively manage our exposure to changes in interest rates. At December 31, 2010, our consolidated debt portfolio contained less than 1% of variable rate instruments.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate disclosure controls and procedures and adequate internal control over financial reporting for Corning. Management is also responsible for the assessment of the effectiveness of disclosure controls and procedures and the effectiveness of internal control over financial reporting.

Disclosure controls and procedures mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC's rules and forms. Corning's disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by Corning in the reports that it files or submits under the Exchange Act is accumulated and communicated to Corning's management, including Corning's principal executive and principal financial officers, or other persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Corning's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Corning's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of Corning's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that Corning's receipts and expenditures are being made only in accordance with authorizations of Corning's management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Corning's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Corning's internal control over financial reporting was effective as of December 31, 2010. The effectiveness of Corning's internal control over financial reporting as of December 31, 2010, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Wendell P. Weeks
Chairman, Chief Executive Officer and President

James B. Flaws
Vice Chairman and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP

To the Board of Directors and Shareholders of Corning Incorporated:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Corning Incorporated and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Annual Report on Internal Control Over Financial Reporting," appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

New York, New York
February 10, 2011

(In millions, except per share amounts)	Years ended December 31, **2010**	2009	2008
Net sales	**$ 6,632**	$5,395	$5,948
Cost of sales	**3,583**	3,302	3,210
Gross margin	**3,049**	2,093	2,738
Operating expenses:			
Selling, general and administrative expenses	**1,015**	881	901
Research, development and engineering expenses	**603**	563	627
Amortization of purchased intangibles	**8**	10	11
Restructuring, impairment and other (credits) and charges (Note 2)	**(329)**	228	19
Asbestos litigation (credit) charge (Note 7)	**(49)**	20	(340)
Operating income	**1,801**	391	1,520
Equity in earnings of affiliated companies (Note 7)	**1,958**	1,435	1,358
Interest income	**11**	19	85
Interest expense	**(109)**	(82)	(59)
Other income (expense), net	**184**	171	(22)
Income before income taxes	**3,845**	1,934	2,882
(Provision) benefit for income taxes (Note 6)	**(287)**	74	2,375
Net income attributable to Corning Incorporated	**$ 3,558**	$2,008	$5,257
Earnings per common share attributable to Corning Incorporated:			
Basic (Note 18)	**$ 2.28**	$ 1.30	$ 3.37
Diluted (Note 18)	**$ 2.25**	$ 1.28	$ 3.32
Dividends declared per common share	**$ 0.20**	$ 0.20	$ 0.20

The accompanying notes are an integral part of these consolidated financial statements.

Certain amounts for prior periods were reclassified to conform to the 2010 presentation.

(In millions, except share and per share amounts)	December 31, 2010	December 31, 2009
Assets		
Current assets:		
Cash and cash equivalents	**$ 4,598**	$ 2,541
Short-term investments, at fair value (Note 3)	**1,752**	1,042
Total cash, cash equivalents and short-term investments	**6,350**	3,583
Trade accounts receivable, net of doubtful accounts and allowances - $20 and $20	**973**	753
Inventories (Note 5)	**738**	579
Deferred income taxes (Note 6)	**431**	235
Other current assets	**367**	371
Total current assets	**8,859**	5,521
Investments (Note 7)	**4,372**	3,992
Property, net of accumulated depreciation - $6,420 and $5,503 (Note 9)	**8,943**	7,995
Goodwill and other intangible assets, net (Note 10)	**716**	676
Deferred income taxes (Note 6)	**2,790**	2,982
Other assets	**153**	129
Total Assets	**$ 25,833**	$21,295
Liabilities and Equity		
Current liabilities:		
Current portion of long-term debt (Note 12)	**$ 57**	$ 74
Accounts payable	**798**	550
Other accrued liabilities (Note 11 and 14)	**1,131**	915
Total current liabilities	**1,986**	1,539
Long-term debt (Note 12)	**2,262**	1,930
Postretirement benefits other than pensions (Note 13)	**913**	858
Other liabilities (Note 11 and 14)	**1,246**	1,373
Total liabilities	**6,407**	5,700
Commitments and contingencies (Note 14)		
Shareholders' equity (Note 17):		
Common stock - Par value $0.50 per share; shares authorized: 3.8 billion Shares issued: 1,626 million and 1,616 million	**813**	808
Additional paid-in capital	**12,865**	12,707
Retained earnings	**6,881**	3,636
Treasury stock, at cost; shares held: 65 million and 64 million	**(1,227)**	(1,207)
Accumulated other comprehensive income (loss)	**43**	(401)
Total Corning Incorporated shareholders' equity	**19,375**	15,543
Noncontrolling interests	**51**	52
Total equity	**19,426**	15,595
Total Liabilities and Equity	**$ 25,833**	$21,295

The accompanying notes are an integral part of these consolidated financial statements.

(In millions)	Years ended December 31, 2010	2009	2008
Cash Flows from Operating Activities:			
Net income	**$ 3,558**	$ 2,008	$ 5,257
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**846**	782	684
Amortization of purchased intangibles	**8**	10	11
Asbestos litigation (credits) charges	**(49)**	20	(340)
Restructuring, impairment and other (credits) charges	**(329)**	228	19
Loss on retirement of debt	**30**		
Stock compensation charges	**92**	127	118
Loss on sale of business			14
Undistributed earnings of affiliated companies	**(246)**	(680)	(812)
Deferred tax provision (benefit)	**68**	(218)	(2,585)
Restructuring payments	**(66)**	(89)	(17)
Cash received from settlement of insurance claims	**259**		
Credits issued against customer deposits	**(83)**	(253)	(266)
Employee benefit payments in excess of expense	**(265)**	(10)	(47)
Changes in certain working capital items:			
Trade accounts receivable	**(162)**	(201)	410
Inventories	**(160)**	238	(136)
Other current assets	**42**	16	(76)
Accounts payable and other current liabilities, net of restructuring payments	**192**	56	(210)
Other, net	**100**	43	104
Net cash provided by operating activities	**3,835**	2,077	2,128
Cash Flows from Investing Activities:			
Capital expenditures	**(1,007)**	(890)	(1,921)
Acquisitions of businesses, net of cash received	**(63)**	(410)	(15)
Net proceeds from sale or disposal of assets	**1**	21	19
Short-term investments - acquisitions	**(2,768)**	(1,372)	(1,865)
Short-term investments - liquidations	**2,061**	1,281	2,083
Other, net	**7**		
Net cash used in investing activities	**(1,769)**	(1,370)	(1,699)
Cash Flows from Financing Activities:			
Net repayments of short-term borrowings and current portion of long-term debt	**(75)**	(86)	(24)
Proceeds from unwind of interest rate swap agreements			65
Proceeds from issuance of long-term debt, net	**689**	346	
Retirements of long-term debt	**(364)**		
Principal payments under capital lease obligations	**(9)**	(10)	
Proceeds from issuance of common stock, net	**15**	20	23
Proceeds from the exercise of stock options	**55**	24	80
Repurchases of common stock			(625)
Dividends paid	**(313)**	(312)	(313)
Other, net		3	(4)
Net cash used in financing activities	**(2)**	(15)	(798)
Effect of exchange rates on cash	**(7)**	(24)	26
Net increase (decrease) in cash and cash equivalents	**2,057**	668	(343)
Cash and cash equivalents at beginning of year	**2,541**	1,873	2,216
Cash and cash equivalents at end of year	**$ 4,598**	$ 2,541	$ 1,873

The accompanying notes are an integral part of these consolidated financial statements.

(In millions)	Common stock	Additional paid-in capital	(Accumulated deficit) retained earnings	Treasury stock	Accumulated other comprehensive income (loss)	Total Corning Incorporated shareholders' equity	Non-controlling interests	Total
Balance, December 31, 2007	$799	$12,281	$(3,002)	$ (492)	$ (90)	$ 9,496	$46	$ 9,542
Net income			5,257			5,257	(1)	5,256
Foreign currency translation adjustment and other					99	99	3	102
Net unrealized loss on investments					(81)	(81)		(81)
Net unrealized loss on cash flow hedges					(16)	(16)		(16)
Net change in unrecognized postretirement benefit plans					(555)	(555)		(555)
Total comprehensive income						4,704	2	4,706
Purchase of common stock for treasury				(625)		(625)		(625)
Shares issued to benefit plans and for option exercises	6	222		(6)		222		222
Dividends on shares			(313)			(313)		(313)
Other, net	(1)	(1)	(2)	(37)		(41)		(41)
Balance, December 31, 2008	$804	$12,502	$ 1,940	$(1,160)	$(643)	$13,443	$48	$13,491
Net income			2,008			2,008	6	2,014
Foreign currency translation adjustment and other					166	166		166
Net unrealized gain on investments					53	53		53
Net unrealized gain on cash flow hedges					39	39		39
Net change in unrecognized postretirement benefit plans					(16)	(16)		(16)
Total comprehensive income						2,250	6	2,256
Shares issued to benefit plans and for option exercises	4	203		(36)		171		171
Dividends on shares			(312)			(312)		(312)
Other, net		2		(11)		(9)	(2)	(11)
Balance, December 31, 2009	$808	$12,707	$ 3,636	$(1,207)	$(401)	$15,543	$52	$15,595
Net income			3,558			3,558	(2)	3,556
Foreign currency translation adjustment and other					566	566	1	567
Net unrealized gain on investments					6	6		6
Net unrealized loss on cash flow hedges					(24)	(24)		(24)
Net change in unrecognized postretirement benefit plans					(104)	(104)		(104)
Total comprehensive income						4,002	(1)	4,001
Shares issued to benefit plans and for option exercises	5	141				146		146
Dividends on shares			(313)			(313)		(313)
Other, net		17		(20)		(3)		(3)
Balance, December 31, 2010	**$813**	**$12,865**	**$ 6,881**	**$(1,227)**	**$ 43**	**$19,375**	**$51**	**$19,426**

The accompanying notes are an integral part of these consolidated financial statements.

Certain amounts for prior periods were reclassified to conform to the 2010 presentation.

1. Summary of Significant Accounting Policies

Organization

Corning Incorporated is a provider of high-performance glass for LCD televisions, computer monitors, and other information display applications; optical fiber and cable and hardware and equipment products for the telecommunications industry; ceramic substrates for gasoline and diesel engines in automotive and heavy duty vehicle markets; laboratory products for the scientific community and specialized polymer products for biotechnology applications; advanced optical materials for the semiconductor industry and the scientific community; and other technologies. In these notes, the terms "Corning," "Company," "we," "us," or "our" mean Corning Incorporated and subsidiary companies.

Basis of Presentation and Principles of Consolidation

Our consolidated financial statements were prepared in conformity with generally accepted accounting principles in the U.S. and include the assets, liabilities, revenues and expenses of all majority-owned subsidiaries over which Corning exercises control.

The equity method of accounting is used for investments in affiliated companies that are not controlled by Corning and in which our interest is generally between 20% and 50% and we have significant influence over the entity. Our share of earnings or losses of affiliated companies, in which at least 20% of the voting securities is owned and we have significant influence but not control over the entity, is included in consolidated operating results.

We use the cost method to account for our investments in companies that we do not control and for which we do not have the ability to exercise significant influence over operating and financial policies. In accordance with the cost method, these investments are recorded at cost or fair value, as appropriate.

All material intercompany accounts, transactions and profits are eliminated in consolidation.

Certain prior year amounts have been reclassified to conform to the current-year presentation. These reclassifications had no impact on our results of operations, financial position, or changes in shareholders' equity.

Effective January 1, 2009, the Company changed the presentation of equity in earnings of affiliated companies in the Consolidated Statements of Income from below "Benefit (provision) for income taxes" to above "Income before income taxes." The change in presentation reflects the strategic nature and economic importance of the Company's investments accounted for under the equity method of accounting. There was no effect on the Company's consolidated results of operation, financial condition, or cash flows as a result of this change.

Effective January 1, 2009, the Company adopted requirements for reporting noncontrolling interests in financial statements. A noncontrolling interest, previously called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. Under the new standard, noncontrolling interests in subsidiaries are now included as a component of equity in the consolidated statements of financial position. This guidance also provides the required accounting treatment for changes in ownership of noncontrolling interests. As required, the related presentation and disclosure provisions have been applied retrospectively. For all years presented, amounts attributable to noncontrolling interests were not significant and therefore, are not presented separately on the consolidated statements of income. These amounts, which have been included in "Other income (expense), net," are provided below.

Effective April 1, 2009, the Company, as required, adopted the following which resulted from the issuance of new fair value accounting standards:

- We changed the method for determining whether an other-than-temporary impairment exists for debt securities and for determining the amount of an impairment charge to be recorded in earnings;
- We adopted new guidance for addressing the determination of (a) when a market for an asset or a liability is active or inactive and (b) when a particular transaction is distressed; and
- If applicable, we will provide required disclosures about fair value of financial instruments for interim reporting periods as well as in annual financial statements.

1. Summary of Significant Accounting Policies (continued)

Effective September 30, 2009, the Financial Accounting Standards Board (FASB) established The FASB Accounting Standards Codification™ (ASC) as the source of authoritative accounting to be applied by nongovernmental entities in the preparation of financial statements. Except for newly issued standards that have not been codified, references to codified literature have been updated to reflect this change.

Beginning in 2010, the Company moved from a lattice-based binomial model to a multiple-point Black-Scholes model to estimate the fair value of its employee stock option awards. The multiple-point Black-Scholes model incorporates all assumptions required, and provides an appropriate fair value estimate while improving transparency and efficiency. The impact of the change in valuation models was not significant to Corning's consolidated results of operations or financial condition.

Effective January 1, 2010, the Company adopted required changes to consolidation guidance for variable interest entities that require an enterprise to perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has (1) the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (2) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity, or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. In addition, the required changes provide guidance on shared power and joint venture relationships, remove the scope exemption for qualified special purpose entities, revise the definition of a variable interest entity, and require additional disclosures. The adoption of this standard was not material to Corning's consolidated results of operations or financial condition.

The impact of adopting these fair value standards was not significant.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and related notes. Significant estimates and assumptions in these consolidated financial statements include restructuring and other charges and credits, allowances for doubtful accounts receivable, estimates of fair value associated with goodwill and long-lived asset impairment tests, estimates of the fair value of assets held for disposal, estimates of fair value of investments, equity interests, environmental and legal liabilities, warranty liabilities, income taxes and deferred tax valuation allowances, the determination of discount and other rate assumptions for pension and other postretirement employee benefit expenses and the determination of the fair value of stock based compensation involving assumptions about forfeiture rates, stock volatility, discount rates, and expected term. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be different from these estimates.

Revenue Recognition

Revenue for sales of goods is recognized when a firm sales agreement is in place, delivery has occurred and sales price is fixed or determinable and collection is reasonably assured. If customer acceptance of products is not reasonably assured, sales are recorded only upon formal customer acceptance. Sales of goods typically do not include multiple product and/or service elements.

At the time revenue is recognized, allowances are recorded, with the related reduction to revenue, for estimated product returns, allowances and price discounts based upon historical experience and related terms of customer arrangements. Where we have offered product warranties, we also establish liabilities for estimated warranty costs based upon historical experience and specific warranty provisions. Warranty liabilities are adjusted when experience indicates the expected outcome will differ from initial estimates of the liability.

1. Summary of Significant Accounting Policies (continued)

Other Income (Expense), Net

"Other income (expense), net" in Corning's consolidated statements of income includes the following (in millions):

	Years ended December 31,		
	2010	2009	2008
Royalty income from Samsung Corning Precision	**$265**	$232	$ 184
Foreign currency transaction and hedge losses, net	**(22)**	(54)	(112)
Loss on retirement of debt	**(30)**		
Net realized losses of available-for-sale securities	**(2)**	(2)	(53)
Loss on sale of Steuben glass business			(14)
Net loss (income) attributable to noncontrolling interests	**2**	(6)	1
Other, net	**(29)**	1	(28)
Total	**$184**	$171	$ (22)

Research and Development Costs

Research and development costs are charged to expense as incurred. Research and development costs totaled $491 million in 2010, $465 million in 2009, and $510 million in 2008.

Foreign Currency Translation and Transactions

The determination of the functional currency for Corning's foreign subsidiaries is made based on the appropriate economic factors. For most foreign operations, the local currencies are generally considered to be the functional currencies. Corning's most significant exception is our Taiwanese subsidiary, which uses the Japanese yen as its functional currency. For all transactions denominated in a currency other than a subsidiary's functional currency, exchange rate gains and losses are included in income for the period in which the exchange rates changed.

Foreign subsidiary functional currency balance sheet accounts are translated at current exchange rates, and statement of operations accounts are translated at average exchange rates for the year. Translation gains and losses are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders' equity. The effects of remeasuring non-functional currency assets and liabilities into the functional currency are included in current earnings, except for those related to intra-entity foreign currency transactions of a long-term investment nature which are recorded together with translation gains and losses in other comprehensive income (loss) in shareholders' equity.

Stock-Based Compensation

Corning's stock-based compensation programs include employee stock option grants, time-based restricted stock awards, time-based restricted stock units, performance based restricted stock awards, performance-based restricted stock units, and the Worldwide Employee Share Purchase Plan, as more fully described in Note 19 (Share-based Compensation).

The cost of stock-based compensation awards is equal to the fair value of the award at the date of grant and compensation expense is recognized for those awards earned over the vesting period, except as noted below. Corning estimates the fair value of stock based awards using a multiple-point Black-Scholes option valuation model, which incorporates assumptions including expected volatility, dividend yield, risk-free rate, expected term and departure rates.

An award is considered vested when the employee's retention of the award is no longer contingent on providing subsequent service (the "non-substantive vesting period approach"). Prior to December 1, 2008, the terms and conditions of Corning's stock option agreement specified that employees continue to vest in option awards after retirement without providing any additional services. For awards granted from January 1, 2006 to December 1, 2008, compensation cost was recognized immediately for awards granted to retirement-eligible employees. For employees who become retirement-eligible during the vesting period, expense is recognized evenly from the grant date to the date of retirement eligibility.

1. Summary of Significant Accounting Policies (continued)

On December 1, 2008, Corning amended the terms and conditions of its stock option agreement for awards to retirement-eligible employees. Under the terms of this agreement, awards are earned ratably each month the employee provides service over the twelve months following the grant date, and the related compensation expense is recognized over this twelve month service period or over the period from the grant date to the date retirement eligibility is achieved, whichever is longer.

Corning offered a Worldwide Employee Share Purchase Plan (WESPP), under which substantially all employees could elect to have up to 10% of their annual wages withheld to purchase our common stock. The purchase price of the stock was 85% of the end-of-quarter closing market price. On February 3, 2010, Corning's Board of Directors approved the recommendation to terminate on-going WESPP contributions effective March 31, 2010 and the WESPP terminated in May 2010.

Refer to Note 19 (Share-based Compensation).

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments that are readily convertible into cash. We consider securities with contractual maturities of three months or less, when purchased, to be cash equivalents. The carrying amount of these securities approximates fair value because of the short-term maturity of these instruments.

Supplemental disclosure of cash flow information follows (in millions):

	Years ended December 31,		
	2010	2009	2008
Non-cash transactions:			
Issued credit memoranda for settlement of customer receivables (1)	**$ 83**	$253	$266
Capital leases		$162	$ 6
Accruals for capital expenditures	**$382**	$217	$525
Cash paid for interest and income taxes:			
Interest (2)	**$125**	$116	$100
Income taxes, net of refunds received	**$170**	$164	$287

(1) Amounts represent credits applied to customer receivable balances for customers that made advance cash deposits under long-term purchase and supply agreements.

(2) Included in this amount are approximately $20 million, $29 million, and $31 million of interest costs that were capitalized as part of property, net in 2010, 2009 and 2008, respectively.

Short-Term Investments

Our short-term investments consist of available-for-sale securities that are stated at fair value. Consistent with Corning's cash investment policy, our short-term investments consist primarily of fixed-income securities. Preservation of principal is the primary principle of our cash investment policy that is carried out by limiting interest rate, reinvestment, security, quality and event risk. Our investments are generally liquid and all are investment grade quality. The portfolio is invested predominantly in U.S. Treasury securities and high quality short term government security money market funds. Unrealized gains and losses, net of tax, are computed on the first-in first-out basis and are reported as a separate component of accumulated other comprehensive loss in shareholders' equity until realized. Realized gains and losses are recorded in other income (expense), net.

Allowance for Doubtful Accounts

The Company's allowance for doubtful accounts is determined based on a variety of factors that affect the potential collectability of the related receivables, including length of time receivables are past due, customer credit ratings, financial stability of customers, specific one-time events and past customer history. In addition, in circumstances where the Company is made aware of a specific customer's inability to meet its financial obligations, a specific allowance is established. The majority of accounts are individually evaluated on a regular basis and appropriate reserves are established as deemed appropriate based on the above criteria. The remainder of the reserve is based on management's estimates and takes into consideration the length of time receivables are past due, historical trends, market conditions, and the composition of the Company's customer base.

1. Summary of Significant Accounting Policies (continued)

Environmental Liabilities

The Company accrues for its environmental investigation, remediation, operating, and maintenance costs when it is probable that a liability has been incurred and the amount can be reasonably estimated. For environmental matters, the most likely cost to be incurred is accrued based on an evaluation of currently available facts with respect to each individual site, current laws and regulations and prior remediation experience. For sites with multiple potential responsible parties, the Company considers its likely proportionate share of the anticipated remediation costs and the ability of the other parties to fulfill their obligations in establishing a provision for those costs. Where no amount within a range of estimates is more likely to occur than another, the minimum amount is accrued. When future liabilities are determined to be reimbursable by insurance coverage, an accrual is recorded for the potential liability and a receivable is recorded related to the insurance reimbursement when reimbursement is virtually certain.

The uncertain nature inherent in such remediation and the possibility that initial estimates may not reflect the final outcome could result in additional costs being recognized by the Company in future periods.

Inventories

Inventories are stated at the lower of cost (first-in, first-out basis) or market.

Property, Net of Accumulated Depreciation

Land, buildings, and equipment, including precious metals, are recorded at cost. Depreciation is based on estimated useful lives of properties using the straight-line method. Except as described in Note 2 (Restructuring, Impairment and Other Charges and (Credits)) related to accelerated depreciation arising from restructuring programs and Note 9 (Property, Net of Accumulated Depreciation) related to the depletion of precious metals, the estimated useful lives range from 10 to 40 years for buildings and 2 to 20 years for equipment.

Included in the subcategory of equipment are the following types of assets (excluding precious metals):

Asset type	Range of useful life
Computer hardware and software	3 to 7 years
Manufacturing equipment	2 to 15 years
Furniture and fixtures	5 to 10 years
Transportation equipment	5 to 20 years

Manufacturing equipment includes certain components of production equipment that are constructed of precious metals. These assets are not depreciated because they have very low physical losses and are repeatedly reclaimed and reused in our manufacturing process over a very long useful life. We treat the physical loss of precious metals in the manufacturing and reclamation process as depletion and account for these losses as a period expense based on actual units lost. Precious metals are integral to many of our glass production processes. They are only acquired to support our operations and are not held for trading or other purposes.

Goodwill and Other Intangible Assets

Goodwill is the excess of cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination. Goodwill is tested for impairment annually in the fourth quarter or if an event occurs or circumstances change that indicate that the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level. Reporting units are either operating segments or one level below the operating segment. Goodwill relates to and is assigned directly to a specific reporting unit. An impairment loss generally would be recognized when the carrying amount of the reporting unit's net assets exceeds the estimated fair value of the reporting unit. The estimated fair value of a reporting unit is determined using a discounted cash flow analysis. Refer to Note 10 (Goodwill and Other Intangible Assets) for additional information.

Periodically, the detailed determination of fair value is carried forward from one year to the next if certain criteria are met. In 2010, an assessment of all of the reporting units was performed and it was determined the criteria to carry forward the detailed determination of fair value were met.

1. Summary of Significant Accounting Policies (continued)

Other intangible assets include patents, trademarks, and other intangible assets acquired from an independent party. Such intangible assets have a definite life and are amortized on a straight-line basis over estimated useful lives ranging from 4 to 50 years.

Impairment of Long-Lived Assets

We review the recoverability of our long-lived assets, such as plant and equipment and intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset or asset group may not be recoverable. When impairment indicators are present, we compare estimated undiscounted future cash flows, including the eventual disposition of the asset group at market value, to the assets' carrying value to determine if the asset group is recoverable. The fair value of long-lived assets is determined using an "income approach" that starts with the forecast of all the expected future net cash flows including the eventual disposition at market value of long-lived assets, and also considers the fair market value of all precious metals. We assess the recoverability of the carrying value of long-lived assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If there is an impairment, a loss is recorded to reflect the difference between the assets' fair value and carrying value.

Treasury Stock

Shares of common stock repurchased by us are recorded at cost as treasury stock and result in a reduction of shareholders' equity in the consolidated balance sheets. From time to time, treasury shares may be reissued as contributions to our employee benefit plans and for the retirement or conversion of certain debt instruments. When shares are reissued, we use an average cost method for determining cost. The difference between the cost of the shares and the reissuance price is added to or deducted from additional paid-in capital.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to operating loss and tax credit carry forwards and for differences between the carrying amounts of existing assets and liabilities and their respective tax bases.

The effective income tax rate reflects our assessment of the ultimate outcome of tax audits. In evaluating the tax benefits associated with our various tax filing positions, we record a tax benefit for uncertain tax positions using the highest cumulative tax benefit that is more likely than not to be realized. Adjustments are made to our liability for unrecognized tax benefits in the period in which we determine the issue is effectively settled with the tax authorities, the statute of limitations expires for the return containing the tax position or when more information becomes available. Our liability for unrecognized tax benefits, including accrued penalties and interest, is included in other accrued liabilities and other long-term liabilities on our consolidated balance sheets and in income tax expense in our consolidated statements of earnings.

Discrete events such as audit settlements or changes in tax laws are recognized in the period in which they occur. Valuation allowances are established when management is unable to conclude that it is more likely than not that some portion, or all, of the deferred tax asset will ultimately be realized.

The Company is subject to income taxes in the United States and in numerous foreign jurisdictions. No provision is made for U.S. income taxes on the undistributed earnings of wholly owned foreign subsidiaries because substantially all such earnings are indefinitely reinvested in those companies. Provision for the tax consequences of distributions, if any, from consolidated foreign subsidiaries is recorded in the year in which the earnings are no longer indefinitely reinvested in those subsidiaries.

Equity Method Investments

Our equity method investments are reviewed for impairment on a periodic basis or if an event occurs or circumstances change that indicate the carrying amount may be impaired. This assessment is based on a review of the equity investments' performance and a review of indicators of impairment to determine if there is evidence of a loss in value of an equity investment. Factors we consider include:

- Absence of our ability to recover the carrying amount;
- Inability of the equity affiliate to sustain an earnings capacity which would justify the carrying amount of the investment; and
- Significant litigation, bankruptcy or other events that could impact recoverability.

1. Summary of Significant Accounting Policies (continued)

For an equity investment with impairment indicators, we measure fair value on the basis of discounted cash flows or other appropriate valuation methods, depending on the nature of the company involved. If it is probable that we will not recover the carrying amount of our investment, the impairment is considered other-than-temporary and recorded in earnings, and the equity investment balance is reduced to its fair value accordingly. We require our equity method affiliates to provide audited financial statements. Consequently, adjustments for asset recoverability are included in equity earnings. We also utilize these financial statements in our recoverability assessment.

Fair Value of Financial Instruments

Major categories of financial assets and liabilities, including short-term investments, other assets and derivatives are measured at fair value on a recurring basis. Certain assets and liabilities including long-lived assets, goodwill, asset retirement obligations, and cost and equity investments are measured at fair value on a nonrecurring basis.

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

Derivative Instruments

We participate in a variety of foreign exchange forward contracts and foreign exchange option contracts entered into in connection with the management of our exposure to fluctuations in foreign exchange rates. These financial exposures are managed in accordance with corporate policies and procedures.

All derivatives are recorded at fair value on the balance sheet. Changes in the fair value of derivatives designated as cash flow hedges and hedges of net investments in foreign operations are not recognized in current operating results but are recorded in accumulated other comprehensive income (loss). Amounts related to cash flow hedges are reclassified from accumulated other comprehensive income (loss) when the underlying hedged item impacts earnings. This reclassification is recorded in the same line item of the consolidated statement of operations as where the effects of the hedged item are recorded, typically sales, royalties, or cost of sales. Changes in the fair value of derivatives designated as fair value hedges are recorded currently in earnings offset, to the extent the derivative was effective, by the change in the fair value of the hedged item. Changes in the fair value of derivatives not designated as hedging instruments are recorded currently in earnings in the other income line of the consolidated statement of operations.

We have issued foreign currency denominated debt that has been designated as a hedge of the net investment in a foreign operation. The effective portion of the changes in fair value of the debt is reflected as a component of other comprehensive income (loss) as part of the foreign currency translation adjustment.

Variable Interest Entities

For variable interest entities, we assess the terms of our interest in each entity to determine if we are the primary beneficiary. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity that change with changes in the fair value of the entity's net assets excluding variable interests.

Corning has performed the required assessments and has identified three entities as being variable interest entities. None of these entities are considered to be significant to Corning's consolidated statements of position.

1. Summary of Significant Accounting Policies (continued)

New Accounting Standards

In October 2009, the FASB issued Accounting Standards Update No. 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements - a consensus of the FASB Emerging Issues Task Force (ASU 2009-13). ASU 2009-13 addresses the accounting for sales arrangements that include multiple products or services by revising the criteria for when deliverables may be accounted for separately rather than as a combined unit. Specifically, this guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is necessary to separately account for each product or service. This hierarchy provides more options for establishing selling price than did the previous guidance. ASU 2009-13 is required to be applied prospectively to new or materially modified revenue arrangements in fiscal years beginning on or after June 15, 2010. Corning does not expect adoption of this standard to have a material impact on its consolidated results of operations and financial condition.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (ASU 2010-06). Corning adopted ASU 2010-06 effective January 1, 2010, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements which are deferred until fiscal years beginning after December 15, 2010. Corning believes that the disclosures will not have a material impact on its consolidated results of operations and financial condition when updated.

In December 2010, the FASB issued Accounting Standards Update No. 2010-28, Intangibles - Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (ASU 2010-28). ASU 2010-28 modifies Step 1 of the goodwill impairment test so that for those reporting units with zero or negative carrying amounts, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not based on an assessment of qualitative indicators that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. ASU 2010-28 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. Corning does not expect adoption of this standard to have a material impact on its consolidated results of operations and financial condition.

2. Restructuring, Impairment and Other (Credits) and Charges

2010 Activity

Corning recorded credits of $329 million in 2010. During 2009, we had two events which impacted production at several of our LCD glass manufacturing facilities. In August 2009, an earthquake halted production at one of our LCD glass manufacturing facilities in Japan and in October 2009, production at our facility in Taichung, Taiwan was impacted by a power disruption. In the fourth quarter of 2010, we recorded $324 million in other credits in our Display segment as settlement of business interruption and property damage insurance claims resulting from these events.

The following table summarizes the restructuring, and other (credits) and charges as of and for the year ended December 31, 2010 (in millions):

	Reserve at January 1, 2010	Non-cash adjustments	Net charges/ (reversals)	Cash payments	Reserve at December 31, 2010
Restructuring:					
Employee related costs	$ 80	$(2)	$ (5)	$(58)	$15
Other charges (credits)	20			(8)	12
Total restructuring activity	$100	$(2)	$ (5)	$(66)	$27
Other (credits) and charges:					
Settlement of business interruption and property damage insurance claims			$(324)		
Total other credits			$(324)		
Total restructuring, impairment and other (credits) and charges			$(329)		

2. Restructuring, Impairment and Other (Credits) and Charges (continued)

Cash payments for employee-related costs were substantially completed in 2010, while payments for exit activities will be substantially complete by the end of 2011.

2009 Activity

Corning recorded net charges of $228 million in 2009. A summary of the charges follows:

- We recorded a charge of $228 million associated with a corporate-wide restructuring plan to reduce our global workforce in response to anticipated lower sales in 2009. The charge included costs for severance, special termination benefits, outplacement services, asset disposal costs, and the impact of a $32 million curtailment loss for postretirement benefits in 2009. Total cash expenditures associated with this plan are expected to be approximately $150 million with the majority of spending completed in 2010.

The following table summarizes the restructuring, and other charges and (credits) as of and for the year ended December 31, 2009 (in millions):

	Reserve at January 1, 2009	Charges	Non-cash settlements	Cash payments	Reserve at December 31, 2009
Restructuring:					
Employee related costs	$17	$203	$(54)	$(86)	$ 80
Other charges (credits)	17	6		(3)	20
Total restructuring activity	$34	$209	$(54)	$(89)	$100
Impairment of long-lived assets:					
Assets to be disposed of		$ 19			
Total impairment charges		$ 19			
Total restructuring, impairment and other charges		$228			

The year-to-date cost of these plans for each of our reportable operating segments was as follows (in millions):

Operating segment	Employee-related and other costs
Display Technologies	$ 31
Telecommunications	42
Environmental Technologies	28
Specialty Materials	17
Life Sciences	8
Corporate and All Other	102
Total restructuring, impairment and other charges	$228

2008 Activity

Corning recorded net charges of $19 million in 2008. A summary of the charges and credits follows:

- We recorded a charge of $22 million, which was comprised primarily of severance costs for a restructuring plan in the Telecommunications segment.
- We recorded net credit adjustments of $3 million for revisions to existing restructuring plans.

2. Restructuring, Impairment and Other (Credits) and Charges (continued)

The following table summarizes the restructuring, and other charges and (credits) as of and for the year ended December 31, 2008 (in millions):

	Reserve at Jan. 1, 2008	Year ended December 31, 2008 Charges	Revisions to existing plans	Net charges	Non-cash settlements	Cash payments	Reserve at Dec. 31, 2008
Restructuring:							
Employee related costs	$12	$22	$(3)	$19	$(2)	$(12)	$17
Other charges (credits)	22					(5)	17
Total restructuring activity	$34	$22	$(3)	$19	$(2)	$(17)	$34

3. Available-for-Sale Investments

The following is a summary of the fair value of available-for-sale securities (in millions):

	Amortized cost December 31,		Fair value December 31,	
	2010	2009	**2010**	2009
Bonds, notes and other securities:				
U.S. government and agencies	**$1,734**	$ 973	**$1,737**	$ 975
Other debt securities	**11**	66	**15**	67
Total short-term investments	**$1,745**	$1,039	**$1,752**	$1,042
Asset-backed securities	**$ 64**	$ 75	**$ 45**	$ 42
Total long-term investments	**$ 64**	$ 75	**$ 45**	$ 42

We do not intend to sell, nor do we believe it is more likely than not that we would be required to sell, the long-term investment asset-backed securities (which are collateralized by mortgages) before recovery of their amortized cost basis. It is possible that a significant degradation in the delinquency or foreclosure rates in the underlying assets could cause further temporary or other-than-temporary impairments in the future.

The following table summarizes the contractual maturities of available-for-sale securities at December 31, 2010 (in millions):

Less than one year	**$1,501**
Due in 1-5 years	**242**
Due in 5-10 years	
Due after 10 years (1)	**54**
Total	**$1,797**

(1) Included in the maturity table is $45 million of asset-based securities that mature over time and are being reported at their final maturity dates.

3. Available-for-Sale Investments (continued)

The following table provides the fair value and gross unrealized losses of the Company's investments and unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2010 and 2009 (in millions):

	December 31, 2010					
	Less than 12 months		12 months or greater		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
U.S. government and agencies	$139	$0			$139	$ 0
Total short-term investments	$139	$0			$139	$ 0
Asset-backed securities			$45	$(20)	$ 45	$(20)
Total long-term investments			$45	$(20)	$ 45	$(20)

	December 31, 2009					
	Less than 12 months		12 months or greater		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
U.S. government and agencies	$320	$0			$320	$ 0
Total short-term investments	$320	$0			$320	$ 0
Asset-backed securities			$42	$(33)	$ 42	$(33)
Total long-term investments			$42	$(33)	$ 42	$(33)

	December 31,		
	2010	2009	2008
Gross realized gains	**$0**	$ 2	$ 6
Gross realized losses	**$1**	$(6)	$(59) (1)

(1) Realized losses in 2008 include other-than-temporary impairments of $37 million for financial industry securities and $22 million of losses from the sale of asset-backed debt securities and debt securities of financial institutions as Corning reduced its exposure to these sectors.

A roll forward of the changes in credit losses recognized in earnings for the twelve months ended December 31, 2010 and nine months ended December 31, 2009 (in millions):

	2010	2009*
Beginning balance of credit losses, January 1	**$2**	$0
Additions for credit losses not previously recognized in earnings	**2**	2
Balance of credit losses, December 31	**$4**	$2

* The standard was implemented April 1, 2009. Therefore, there were no credit losses recognized in the first quarter of 2009.

The $2 million loss in 2010 and 2009 represents management's estimate of credit losses inherent in the securities considering projected cash flows using assumptions of delinquency rates, loss severities, and other estimates of future collateral performance. These credit losses are limited to asset-backed securities in our investment portfolio.

As of December 31, 2010 and 2009, for securities that have credit losses, an other than temporary impairment loss of $16 million and $14 million, respectively, is recognized in accumulated other comprehensive income.

Proceeds from sales and maturities of short-term investments totaled $2.1 billion, $1.3 billion, and $2.1 billion in 2010, 2009, and 2008, respectively.

4. Significant Customers

For 2010, Corning's sales to Sharp Electronics Corporation, a customer of our Display Technologies segment, represented 12% of the Company's consolidated net sales. For 2010, 2009, and 2008, Corning's sales to AU Optronics Corporation, a customer of our Display Technologies segment, represented 11%, 13%, and 11%, respectively, of the Company's consolidated net sales. For 2008, Corning's sales to Chi Mei Optoelectronics Corporation, another customer of our Display Technologies segment, represented 10% of the Company's consolidated net sales.

5. Inventories

Inventories comprise the following (in millions):

	December 31,	
	2010	2009
Finished goods	**$208**	$175
Work in process	**207**	113
Raw materials and accessories	**155**	114
Supplies and packing materials	**168**	177
Total inventories	**$738**	$579

6. Income Taxes

Income before income taxes follows (in millions):

	Years ended December 31,		
	2010	2009	2008
U.S. companies	**$ 975**	$ 202	$ 801
Non-U.S. companies	**2,870**	1,732	2,081
Income before income taxes	**$3,845**	$1,934	$2,882

The current and deferred amounts of the provision (benefit) for income taxes follow (in millions):

	Years ended December 31,		
	2010	2009	2008
Current:			
Federal		$ (8)	$ 4
State and municipal	**$ 1**		
Foreign	**218**	152	206
Deferred:			
Federal	**(7)**	(115)	(2,350)
State and municipal	**22**	34	(215)
Foreign	**53**	(137)	(20)
Provision (benefit) for income taxes	**$287**	$ (74)	$(2,375)

Amounts are reflected in the preceding tables based on the location of the taxing authorities.

6. Income Taxes (continued)

Reconciliation of the U.S. statutory income tax rate to our effective tax rate for continuing operations follows:

	Years ended December 31,		
	2010	2009	2008
Statutory U.S. income tax rate	**35.0%**	35.0%	35.0%
State income tax (benefit), net of federal effect	**0.1**	(0.5)	0.1
Tax holidays (1)	**(3.1)**	(7.3)	(5.3)
Investment and other tax credits (2)	**(0.9)**	(3.7) (6)	(0.6)
Rate difference on foreign earnings	**(2.2)**	(1.2)	2.0
Equity earnings impact (7)	**(16.6)**	(24.2)	(15.4)
Dividend repatriation	**(6.6)** (9)	(0.2)	1.0
Deferred tax adjustment (8)	**1.5**	(2.1)	
Valuation allowances:			
Release of prior period valuation allowances		0.6	(89.1) (3)
Tax (expenses) benefits not recorded on (income) losses (4)	**0.1**	0.4	(8.7)
Audit settlement (5)		(0.1)	(1.4)
Other items, net	**0.2**	(0.5)	
Effective income tax (benefit) rate	**7.5%**	(3.8)%	(82.4)%

Significant items that cause our effective tax rate to vary from the U.S. statutory rate of 35% are as follows:

(1) Certain foreign subsidiaries in China and Taiwan are operating under tax holiday arrangements. The nature and extent of such arrangements vary, and the benefits of existing arrangements phase out in future years (through 2014) according to the specific terms and schedules of the relevant taxing jurisdictions. The impact of tax holidays on net income per share on a diluted basis was $0.08 in 2010, $0.09 in 2009, and $0.10 in 2008.

(2) Primarily related to investment tax credits in Taiwan, employment credits in Mexico and research & development credits in U.S. and France.

(3) In 2008, we released $2.5 billion of valuation allowances resulting from a change in judgment about the realizability of deferred tax assets established in prior years, as described below.

(4) For all three years presented, we generated positive income from continuing operations in the U.S. In 2008, the current year's tax expense on such income was fully offset by the tax benefit of releasing a portion of valuation allowance to reflect the realization of deferred taxes resulting from the generation of U.S. income. The impact of the release of valuation allowance and consequently not recording tax expense on income generated in the U.S. was a reduction in the rate of 8.6 percentage points for 2008.

(5) In 2009 and 2008, we recorded a $2 million and $40 million benefit, respectively, related to a favorable tax settlement with the Canadian Revenue Agency.

(6) In 2009, we recorded a $37 million tax credit for U.S. Research and Experimentation – expenses incurred from 2005-2009.

(7) Equity in earnings of nonconsolidated affiliates reported in the financials net of tax.

(8) In 2009, we recorded an additional deferred tax asset related to tax free OPEB subsidies. In 2010, we recorded $56 million charge to write-off deferred tax associated with OPEB subsidy due to a law change.

(9) In 2010, we recorded a $265 million tax benefit for excess foreign tax credits that resulted from the repatriation of current year earnings of certain foreign subsidiaries.

The tax effects of temporary differences and carryforwards that gave rise to significant portions of the deferred tax assets and liabilities follows (in millions):

	December 31,	
	2010	2009
Loss and tax credit carryforwards	**$2,253**	$2,134
Capitalized research and development	**61**	96
Asset impairments and restructuring reserves	**164**	212
Postretirement medical and life benefits	**349**	396
Inventory	**60**	37
Other accrued liabilities	**189**	252
Other employee benefits	**324**	368
Gross deferred tax assets	**3,400**	3,495
Valuation allowance	**(214)**	(245)
Total deferred tax assets	**3,186**	3,250
Intangible and other assets	**(22)**	(46)
Total deferred tax liabilities	**(22)**	(46)
Net deferred tax assets	**$3,164**	$3,204

6. Income Taxes (continued)

The net deferred tax assets are classified in our consolidated balance sheets, as follows (in millions):

	December 31,	
	2010	2009
Current deferred tax assets	**$ 431**	$ 235
Non-current deferred tax assets	**2,790**	2,982
Current deferred tax liabilities	**(8)**	(1)
Non-current deferred tax liabilities	**(49)**	(12)
Net deferred tax assets	**$3,164**	$3,204

Details on deferred tax assets for loss and tax credit carryforwards at December 31, 2010 follow (in millions):

		Expiration			
	Amount	2011-2015	2016-2020	2021-2030	Indefinite
Net operating losses	**$1,372**	$63	$155	$ 970	$184
Capital losses	**5**	5			
Tax credits	**876**	21	677	122	56
Totals as of December 31, 2010	**$2,253**	$89	$832	$1,092	$240

The recognition of windfall tax benefits from stock-based compensation deducted on the tax return is prohibited until realized through a reduction of income tax payable. Cumulative tax benefits totaling $263 million will be recorded in additional paid-in-capital when the net operating loss carry forward is utilized and the windfall tax benefit can be realized.

Deferred tax assets are to be reduced by a valuation allowance if, based on the weight of available positive and negative evidence, it is more likely than not (a likelihood of greater than 50 percent) that some portion or all of the deferred tax assets will not be realized. At December 31, 2007, all of our U.S. deferred tax assets had full valuation allowances.

In the second quarter of 2008, we concluded that it was more likely than not that we would realize substantially all of our U.S. deferred tax assets because we expect to generate sufficient levels of income in the U.S. As a result, we released $2.4 billion of valuation allowances on our U.S. deferred tax assets in the second quarter of 2008. We considered all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance was needed.

The evaluation of the realizability of deferred tax assets is inherently subjective. Following are the key items that provided positive evidence to support the release of the valuation allowance for a large portion of our deferred tax assets in the second quarter of 2008:

- Positive pre-tax income in the U.S. for the first half of 2008 and the preceding year;
- The impact of positive results in the Display Technologies operating segment and the royalty income generated from the foreign locations in this segment;
- The number of years remaining to utilize our net operating loss carryforwards; and
- Increased confidence in our longer-term forecasted income levels, which were supported by detailed sensitivity analyses.

At June 30, 2008, the following items were considered as negative evidence in our valuation allowance assessment, but were less heavily weighted than our positive evidence:

- Uncertainty of future taxable earnings;
- Historical utilization of deferred tax assets caused largely by non-recurring items; and
- Economic and consumer demand uncertainty.

U.S. deferred tax liabilities totaled $26 million at December 31, 2008, and therefore, were not a significant factor in our assessment of the realizability of deferred tax assets.

In the second half of 2008, we utilized a portion of the remaining valuation allowance to offset U.S. income tax expense (or benefit) that would otherwise have been recorded on income (or losses) in the U.S. and therefore, reflected no net U.S. income tax expense. As our income for the second half of 2008 was lower than our June 30, 2008 forecast for this period, we adjusted our estimate of valuation allowances by $115 million in the second half of 2008. In 2009, we began providing U.S. income tax expense (or benefit) on U.S. earnings (losses).

6. Income Taxes (continued)

Certain shorter-lived deferred tax assets such as those represented by capital loss carry forwards and state tax net operating loss carry forwards, as well as other federal and state tax credits, will remain with a valuation allowance recorded against them as of December 31, 2010, because we cannot conclude that it is more likely than not that we will earn income of the character required to utilize these assets before they expire. U.S. profits of approximately $8.3 billion will be required to fully realize the deferred tax assets as of December 31, 2010. Of that amount, $4.9 billion of U.S. profits will be required over the next 15 years to fully realize the deferred tax assets associated with federal net operating loss carry forwards. The remaining deferred tax assets will be realized as the underlying temporary differences reverse over an extended period. The amount of U.S. and foreign deferred tax assets that have remaining valuation allowances at December 31, 2010 and 2009 was $214 million and $245 million, respectively.

We currently provide income taxes on the earnings of foreign subsidiaries and affiliated companies to the extent these earnings are currently taxable or expected to be remitted. As of December 31, 2010, taxes have not been provided on approximately $8.9 billion of accumulated foreign unremitted earnings that are expected to remain invested indefinitely. It is not practical to calculate the unrecognized deferred tax liability on those earnings. Our cash, cash equivalents, and short-term investments are held in various locations throughout the world. At December 31, 2010, about half of the consolidated amount was held outside of the U.S. Almost all of the amounts held outside of the U.S. are available for repatriation subject to relevant tax consequences. We utilize a variety of tax planning and financing strategies to ensure that our worldwide cash is available in the locations in which it is needed.

The following is a tabular reconciliation of the total amount of unrecognized tax benefits (in millions):

	2010	2009
Balance at January 1	**$ 40**	$ 40
Additions based on tax positions related to the current year	**2**	6
Additions for tax positions of prior years	**1**	14
Reductions for tax positions of prior years	**(13)**	(4)
Settlements and lapse of statute of limitations	**(7)**	(16)
Balance at December 31	**$ 23**	$ 40

Included in the balance at December 31, 2010 and 2009 are $18 million and $35 million, respectively, of unrecognized tax benefits that would impact our effective tax rate if recognized.

We recognize accrued interest and penalties associated with uncertain tax positions as part of tax expense. For the years ended December 31, 2010, 2009 and 2008, the amounts recognized in interest expense and income were immaterial. The amounts accrued at December 31, 2010 and 2009 for the payment of interest and penalties were not significant.

While we expect the amount of unrecognized tax benefits to change in the next 12 months, we do not expect the change to have a significant impact on the results of operations or our financial position.

Corning Incorporated, as the common parent company, and all 80%-or-more-owned U.S. subsidiaries join in the filing of consolidated U.S. federal income tax returns. All such returns for periods ended through December 31, 2004, have been audited by and settled with the Internal Revenue Service (IRS). The statute of limitations to audit the 2005 and 2006 U.S. federal income tax expired in 2009 and 2010, respectively, except to the extent that the loss generated in 2005 is utilized in a subsequent year. In that instance, the statute for the 2005 year may be re-opened.

Corning Incorporated and U.S. subsidiaries file income tax returns on a combined, unitary or stand-alone basis in multiple state and local jurisdictions, which generally have statutes of limitations ranging from 3 to 5 years. Various state income tax returns are currently in the process of examination or administrative appeal.

Our foreign subsidiaries file income tax returns in the countries in which they have operations. Generally, these countries have statutes of limitations ranging from 3 to 7 years. Years still open to examination by foreign tax authorities in major jurisdictions include Japan (2006 onward) and Taiwan (2008 onward).

7. Investments

Investments comprise the following (dollars in millions):

	Ownership interest (1)	December 31, 2010	2009
Affiliated companies accounted for under the equity method:			
Samsung Corning Precision Materials Co., Ltd.	50%	**$2,943**	$2,772
Dow Corning Corporation	50%	**1,186**	992
All other	20%-50%	**240**	224
		4,369	3,988
Other investments		**3**	4
Total		**$4,372**	$3,992

(1) Amounts reflect Corning's direct ownership interests in the respective affiliated companies. Corning does not control any of such entities.

Affiliated Companies at Equity

The results of operations and financial position of the investments accounted for under the equity method follow (in millions):

	Years ended December 31, 2010	2009	2008
Statement of operations:			
Net sales	**$11,717**	$10,211	$10,049
Gross profit	**$ 6,107**	$ 5,043	$ 4,752
Net income	**$ 3,901**	$ 2,944	$ 2,724
Corning's equity in earnings of affiliated companies (1)	**$ 1,958**	$ 1,435	$ 1,358
Related party transactions:			
Corning sales to affiliated companies	**$ 27**	$ 50	$ 41
Corning purchases from affiliated companies	**$ 59**	$ 56	$ 46
Corning transfers of assets, at cost, to affiliated companies (2)	**$ 121**	$ 78	$ 173
Dividends received from affiliated companies	**$ 1,712**	$ 755	$ 546
Royalty income from affiliated companies	**$ 268**	$ 234	$ 188
Corning services to affiliates	**$ 37**	$ 22	

	December 31, 2010	2009
Balance sheet:		
Current assets	**$ 8,418**	$ 7,236
Noncurrent assets	**$12,253**	$11,081
Short-term borrowings, including current portion of long-term debt	**$ 842**	$ 690
Other current liabilities	**$ 2,465**	$ 2,145
Long-term debt	**$ 868**	$ 745
Other long-term liabilities	**$ 6,297**	$ 5,362
Non-controlling interest	**$ 728**	$ 588
Related party transactions:		
Balances due from affiliated companies	**$ 101**	$ 122
Balances due to affiliated companies	**$ 7**	$ 2

(1) In 2010, amounts include the following items:
- In 2009, equity in earnings of affiliated companies included a charge of $29 million ($27 million after-tax) for our share of the restructuring charges and a credit of $29 million ($27 million after-tax) primarily for excess foreign tax credits that Dow Corning generated from foreign dividends.
- In 2008, Dow Corning recorded an other-than-temporary impairment for certain securities of Fannie Mae and Freddie Mac, which reduced Corning's equity earnings by $18 million.

(2) Corning purchases machinery and equipment on behalf of Samsung Corning Precision to support its capital expansion initiatives. The machinery and equipment are transferred to Samsung Corning Precision at our cost basis, resulting in no revenue or gain being recognized on the transaction.

7. Investments (continued)

We have contractual agreements with several of our equity affiliates which include sales, purchasing, licensing and technology agreements.

At December 31, 2010, approximately $4.4 billion of equity in undistributed earnings of equity companies was included in our retained earnings.

A discussion and summarized results of Corning's significant affiliates at December 31, 2010 follows:

Samsung Corning Precision Materials Co., Ltd. (Samsung Corning Precision)
Samsung Corning Precision is a South Korea-based manufacturer of liquid crystal display glass for flat panel displays. In 2010, they changed their name from Samsung Corning Precision Glass Co., Ltd. to Samsung Corning Precision Materials Co., Ltd.

Samsung Corning Precision's financial position and results of operations follow (in millions):

	Years ended December 31,		
	2010	2009	2008
Statement of operations:			
Net sales	**$ 4,856**	$ 4,250	$ 3,636
Gross profit	**$ 3,731**	$ 3,053	$ 2,521
Net income	**$ 2,946**	$ 2,212	$ 1,874
Corning's equity in earnings of Samsung Corning Precision	**$ 1,473**	$ 1,115	$ 927
Related party transactions:			
Corning sales to Samsung Corning Precision		$ 30	$ 9
Corning purchases from Samsung Corning Precision	**$ 33**	$ 37	$ 30
Corning transfer of machinery and equipment to Samsung Corning Precision at cost (1)	**$ 121**	$ 78	$ 173
Dividends received from Samsung Corning Precision	**$ 1,474**	$ 490	$ 278
Royalty income from Samsung Corning Precision	**$ 265**	$ 231	$ 184

	December 31,	
	2010	2009
Balance sheet:		
Current assets	**$ 3,122**	$ 2,963
Noncurrent assets	**$ 3,791**	$ 3,409
Short-term borrowings, including current portion of long-term debt		
Other current liabilities	**$ 696**	$ 565
Long-term debt		
Other long-term liabilities	**$ 252**	$ 189
Non-controlling interest	**$ 35**	$ 31

(1) Corning purchases machinery and equipment on behalf of Samsung Corning Precision to support its capital expansion initiatives. The machinery and equipment are transferred to Samsung Corning Precision at our cost basis, resulting in no revenue or gain being recognized on the transaction.

In 2010, Samsung Corning Precision's earnings were positively impacted from a revised tax holiday calculation agreed to by the Korean National Tax service. Corning's share of this adjustment was $61 million.

Balances due from Samsung Corning Precision were $29 million at December 31, 2010. Balances due to Samsung Corning Precision were $5 million at December 31, 2010. Balances due from Samsung Corning Precision were $36 million at December 31, 2009. Balances due to Samsung Corning Precision were $14 million at December 31, 2009.

Corning owns 50% of Samsung Corning Precision. Samsung Electronics Co., Ltd. owns 43% and other shareholders own the remaining 7%.

7. Investments (continued)

On December 31, 2007, Samsung Corning Precision acquired all of the outstanding shares of Samsung Corning Co., Ltd. (Samsung Corning). After the transaction, Corning retained its 50% interest in Samsung Corning Precision. Samsung Corning Precision accounted for the transaction at fair value, while Corning accounted for the transaction at historical cost.

Prior to their merger, Samsung Corning Precision and Samsung Corning were two of approximately thirty co-defendants in a lawsuit filed by Seoul Guarantee Insurance Co. and thirteen other creditors (SGI and Creditors) for alleged breach of an agreement that approximately twenty-eight affiliates of the Samsung group (Samsung Affiliates) entered into with SGI and Creditors on August 24, 1999 (the Agreement). The lawsuit is pending in the courts of South Korea. Under the Agreement it is alleged that the Samsung Affiliates agreed to sell certain shares of Samsung Life Insurance Co., Ltd. (SLI), which had been transferred to SGI and Creditors in connection with the petition for court receivership of Samsung Motor Inc. In the lawsuit, SGI and Creditors allege a breach of the Agreement by the Samsung Affiliates and are seeking the loss of principal (approximately $1.95 billion) for loans extended to Samsung Motors Inc., default interest and a separate amount for breach. On January 31, 2008, the Seoul District Court ordered the Samsung Affiliates: to pay approximately $1.30 billion by disposing of 2,334,045 shares of SLI less 1,165,955 shares of SLI previously sold by SGI and Creditors and paying the proceeds to SGI and Creditors; to satisfy any shortfall by participating in the purchase of equity or subordinate debentures issued by them; and pay default interest of 6% per annum. The ruling has been appealed. On November 10, 2009, the Appellate Court directed the parties to attempt to resolve this matter through mediation. The parties agreed not to accept the court's attempt at mediation. A portion of an escrow account established upon completion of SLI's initial public offering ("IPO") on May 7, 2010 was used to pay court ordered interest for the delay of the IPO. Samsung Corning Precision has concluded that no provision for loss should be reflected in its financial statements. Possible appeals are being considered. Other than as described above, no claim in these matters has been asserted against Corning or any of its affiliates.

In connection with an investigation by the Commission of the European Communities, Competition DG, of alleged anticompetitive behavior relating to the worldwide production of LCD glass, Corning and Samsung Corning Precision received a request on March 30, 2009, for certain information from the Competition DG. Corning and Samsung Corning Precision have responded to those requests for information. On October 9, 2009, in connection with its investigation, the Competition DG made a further request for information from both Corning and Samsung Corning Precision to which each party has responded. Samsung Corning Precision has also responded to the Competition DG and authorities in other jurisdictions, including the United States in connection with similar investigations of alleged anticompetitive behavior relating to worldwide production of cathode ray tube glass.

In September 2009, Corning and Samsung Corning Precision formed Corsam Technologies LLC (Corsam), a new equity affiliate established to provide glass technology research for future product applications. Samsung Corning Precision invested $124 million in cash and Corning contributed intellectual property with a corresponding value. Corning and Samsung Corning Precision each own 50% of the common stock of Corsam, and Corning has agreed to provide research and development services at arms length to Corsam. Corning does not control Corsam because Samsung Corning Precision's other investors maintain significant participating voting rights. In addition, Corsam has sufficient equity to finance its activities, the voting rights of investors in Corsam are considered substantive, and the risks and rewards of Corsam's research are shared only by those investors noted. As a result, Corsam is accounted for under the equity method of accounting for investments.

7. Investments (continued)

Dow Corning Corporation (Dow Corning)
Dow Corning is a U.S.-based manufacturer of silicone products. Corning and the Dow Chemical Company (Dow Chemical) each own half of Dow Corning.

Dow Corning's financial position and results of operations follow (in millions):

	Years ended December 31,		
	2010	2009	2008
Statement of operations:			
Net sales	**$5,997**	$5,093	$5,450
Gross profit	**$2,135**	$1,760	$1,953
Net income attributable to Dow Corning	**$ 887**	$ 573	$ 739
Corning's equity in earnings of Dow Corning	**$ 444**	$ 287	$ 369
Related party transactions:			
Corning purchases from Dow Corning	**$ 19**	$ 17	$ 14
Dividends received from Dow Corning	**$ 222**	$ 222	$ 206

	December 31,	
	2010	2009
Balance sheet:		
Current assets	**$4,625**	$3,581
Noncurrent assets	**$8,024**	$7,203
Short-term borrowings, including current portion of long-term debt	**$ 842**	$ 683
Other current liabilities	**$1,446**	$1,230
Long-term debt	**$ 867**	$ 742
Other long-term liabilities	**$5,996**	$5,108
Non-controlling interest	**$ 625**	$ 558

At December 31, 2010, Dow Corning's marketable securities included approximately $535 million of auction rate securities, net of impairments of $36 million. As a result of a temporary impairment, unrealized losses of $29 million, net of $8 million for a minority interests' share, were included in accumulated other comprehensive income in Dow Corning's consolidated balance sheet. Corning's share of this unrealized loss was $14 million and is included in Corning's accumulated other comprehensive income.

In January 2010, Dow Corning received approval for U.S. Federal Advanced Energy Manufacturing Tax Credits of approximately $169 million. The tax credits were granted as part of the American Reinvestment and Recovery Act of 2009, and are focused on job creation from U.S. manufacturing capacity which supplies clean and renewable energy products.

In response to economic challenges, Dow Corning incurred restructuring charges associated with a global workforce reduction in 2009. Our share of these charges was $29 million.

In 2008, Dow Corning recorded an other-than-temporary impairment of $37 million, net of $14 million for a minority interests' share, which was included in Dow Corning's net income for certain securities of Fannie Mae and Freddie Mac. Corning's share of this loss was $18 million and is included in equity earnings in Corning's consolidated statements of income. No additional impairment on the Fannie Mae and Freddy Mac securities was recorded during the year ended December 31, 2009. The majority of Dow Corning's securities are collateralized by portfolios of student loans that are guaranteed by the U.S. government. Auctions for these securities have failed since the first quarter of 2008, reducing the immediate liquidity of these investments. Since Dow Corning does not know when a market will return or develop for these securities, Dow Corning has classified these securities as non-current. Market conditions could result in additional unrealized or realized losses for Dow Corning. Corning's equity earnings from Dow Corning would be reduced by our 50% share of any future impairment that is considered to be other-than-temporary.

7. Investments (continued)

In 2008, Dow Corning changed its depreciation method and the estimated useful lives of certain fixed assets. These changes were accounted for as a change in estimate resulting in increased net income of $40 million of which Corning's share was $20 million.

Dow Corning has borrowed the full amount under its $500 million revolving credit facility and believes it has adequate liquidity to fund operations, its capital expenditure plan, breast implant settlement liabilities, and shareholder dividends.

In 1995, Corning fully impaired its investment of Dow Corning upon its entry into bankruptcy proceedings and did not recognize net equity earnings from the second quarter of 1995 through the end of 2002. Corning began recognizing equity earnings in the first quarter of 2003, when management concluded that Dow Corning's emergence from bankruptcy protection was probable. Dow Corning emerged from bankruptcy in 2004. See discussion below for additional information and for a history of this matter. Corning considers the $249 million difference between the carrying value of its investment in Dow Corning and its 50% share of Dow Corning's equity to be permanent.

Corning and Dow Chemical each own 50% of the common stock of Dow Corning. In May 1995, Dow Corning filed for bankruptcy protection to address pending and claimed liabilities arising from many thousands of breast implant product lawsuits. On June 1, 2004, Dow Corning emerged from Chapter 11 with a Plan of Reorganization (the Plan), which provided for the settlement or other resolution of implant claims. The Plan also includes releases for Corning and Dow Chemical as shareholders in exchange for contributions to the Plan.

Under the terms of the Plan, Dow Corning has established and is funding a Settlement Trust and a Litigation Facility to provide a means for tort claimants to settle or litigate their claims. Inclusive of insurance, Dow Corning has paid approximately $1.7 billion to the Settlement Trust. As of December 31, 2010, Dow Corning had recorded a reserve for breast implant litigation of $1.6 billion and anticipates insurance receivables of $3 million. As a separate matter arising from the bankruptcy proceedings, Dow Corning is defending claims asserted by a number of commercial creditors who claim additional interest at default rates and enforcement costs, during the period from May 1995 through June 2004. As of December 31, 2010, Dow Corning has estimated the liability to commercial creditors to be within the range of $81 million to $267 million. As Dow Corning management believes no single amount within the range appears to be a better estimate than any other amount within the range, Dow Corning has recorded the minimum liability within the range. Should Dow Corning not prevail in this matter, Corning's equity earnings would be reduced by its 50% share of the amount in excess of $81 million, net of applicable tax benefits. In addition, the London Market Insurers (the LMI Claimants) have claimed a reimbursement right with respect to a portion of insurance proceeds previously paid by the LMI Claimants to Dow Corning. This claim is based on a theory that the LMI Claimants overestimated Dow Corning's liability for the resolution of implant claims pursuant to the Plan. The LMI Claimants offered two calculations of their claim amount: $54 million and $93 million, plus minimum interest of $67 million and $116 million, respectively. These estimates were explicitly characterized as preliminary and subject to change. Litigation regarding this claim is in the discovery stage. Dow Corning disputes the claim. Based on settlement negotiations, Dow Corning has estimated that the most likely outcome will result in payment to the LMI Claimants in a range of $10 million to $20 million. Dow Corning has recorded a liability for an amount within this range as of December 31, 2010. There are a number of other claims in the bankruptcy proceedings against Dow Corning awaiting resolution by the U.S. District Court, and it is reasonably possible that Dow Corning may record bankruptcy-related charges in the future. The remaining tort claims against Corning relating to breast implant products are expected be channeled by the Plan into facilities established by the Plan or otherwise defended by the Litigation Facility.

Pittsburgh Corning Corporation (PCC)

Corning and PPG Industries, Inc. (PPG) each own 50% of the capital stock of Pittsburgh Corning Corporation (PCC). Over a period of more than two decades, PCC and several other defendants have been named in numerous lawsuits involving claims alleging personal injury from exposure to asbestos. On April 16, 2000, PCC filed for Chapter 11 reorganization in the U.S. Bankruptcy Court for the Western District of Pennsylvania. At the time PCC filed for bankruptcy protection, there were approximately 11,800 claims pending against Corning in state court lawsuits alleging various theories of liability based on exposure to PCC's asbestos products and typically requesting monetary damages in excess of one million dollars per claim. Corning has defended those claims on the basis of the separate corporate status of PCC and the absence of any facts supporting claims of direct liability arising from PCC's asbestos products. Corning is also currently involved in approximately 10,300 other cases (approximately 38,700 claims) alleging injuries from asbestos and similar amounts of monetary damages per case. Those cases have been covered by insurance without material impact to Corning to date. As described below, several of Corning's insurance carriers have filed a legal proceeding concerning the extent of any insurance coverage for these claims. Asbestos litigation is inherently difficult, and past trends in resolving these claims may not be indicators of future outcomes.

7. Investments (continued)

On March 28, 2003, Corning announced that it had reached agreement with the representatives of asbestos claimants for the resolution of all current and future asbestos claims against it and PCC, which might arise from PCC products or operations (the 2003 Plan). The 2003 Plan would have required Corning to relinquish its equity interest in PCC, contribute its equity interest in Pittsburgh Corning Europe N.V. (PCE), a Belgian corporation, contribute 25 million shares of Corning common stock, and pay a total of $140 million in six annual installments (present value $131 million at March 2003), beginning one year after the plan's effective date, with 5.5 percent interest from June 2004. In addition, the 2003 Plan provided that Corning would assign certain insurance policy proceeds from its primary insurance and a portion of its excess insurance.

On December 21, 2006, the Bankruptcy Court issued an order denying confirmation of the 2003 Plan for reasons it set out in a memorandum opinion. Several parties, including Corning, filed motions for reconsideration. These motions were argued on March 5, 2007, and the Bankruptcy Court reserved decision. On January 29, 2009, a proposed plan of reorganization (the Amended PCC Plan) resolving issues raised by the Court in denying confirmation of the 2003 Plan was filed with the Bankruptcy Court.

As a result, Corning believes the Amended PCC Plan, modified as indicated below, now represents the most probable outcome of this matter and expects that the Amended PCC Plan will be confirmed by the Court. At the same time, Corning believes the 2003 Plan no longer serves as the basis for the Company's best estimate of liability. Key provisions of the Amended PCC Plan address the concerns expressed by the Bankruptcy Court. Accordingly, in the first quarter of 2008, Corning adjusted its asbestos litigation liability to reflect components of the Amended PCC Plan. The proposed resolution of PCC asbestos claims under the Amended PCC Plan requires Corning to contribute its equity interests in PCC and PCE and to contribute a fixed series of payments, recorded at present value. Corning will have the option to use its shares rather than cash to make these payments, but the liability is fixed by dollar value and not the number of shares. The Amended PCC Plan originally required Corning to make (1) one payment of $100 million one year from the date the Amended PCC Plan becomes effective and certain conditions are met and (2) five additional payments of $50 million, on each of the five subsequent anniversaries of the first payment, the final payment of which is subject to reduction based on the application of credits under certain circumstances. Documents were filed with the Bankruptcy Court further modifying the Amended PCC Plan by reducing Corning's initial payment by $30 million and reducing its second and fourth payments by $15 million each. In return, Corning will relinquish its claim for reimbursement of its payments and contributions under the Amended PCC Plan from the insurance carriers involved in the bankruptcy proceeding with certain exceptions. These modifications are expected to resolve objections to the Amended PCC Plan filed by some of the insurance carriers. Confirmation hearings on the Amended PCC Plan were held in June 2010 and briefs discussing the legal issues have been filed. The Bankruptcy Court's opinion on the Amended Plan is pending.

The Amended PCC Plan does not include non-PCC asbestos claims that may be or have been raised against Corning. Corning has recorded an additional $150 million for such claims in its estimated asbestos litigation liability. The liability for non-PCC claims was estimated based upon industry data for asbestos claims since Corning does not have recent claim history due to the injunction issued by the Bankruptcy Court. The estimated liability represents the undiscounted projection of claims and related legal fees over the next 20 years. The amount may need to be adjusted in future periods as more data becomes available.

The liability for the Amended PCC Plan and the non-PCC asbestos claims was estimated to be $633 million at December 31, 2010, compared with an estimate of liability of $682 million at December 31, 2009. For the years ended December 31, 2010 and 2009, Corning recorded asbestos litigation expense of $5 million and $20 million, respectively. In the first quarter of 2010, Corning recorded a credit of $54 million to reflect the change in terms of Corning's proposed payments under the Amended Plan. The entire obligation is classified as a non-current liability as installment payments for the cash portion of the obligation are not planned to commence until more than 12 months after the Amended PCC Plan becomes effective and the PCE portion of the obligation will be fulfilled through the direct contribution of Corning's investment in PCE (currently recorded as a non-current other equity method investment).

In the first quarter of 2008, Corning recorded a credit to asbestos settlement expense of $327 million as a result of the increase in likelihood of a settlement under the Amended PCC Plan and a corresponding decrease in the likelihood of a settlement under the 2003 Plan. For the year ended December 31, 2008, after the first quarter adjustment to the settlement amount, Corning recorded a benefit of $13 million to reflect the change in value of the estimated liability under an Amended PCC Plan.

7. Investments (continued)

The Amended PCC Plan is subject to a number of contingencies. Payment of the amounts required to fund the Amended PCC Plan from insurance and other sources are subject to a number of conditions that may not be achieved. The approval of the Amended PCC Plan by the Bankruptcy Court is not certain and faces objections by some parties. Any approval of the Amended PCC Plan by the Bankruptcy Court is subject to appeal. For these and other reasons, Corning's liability for these asbestos matters may be subject to changes in subsequent quarters. The estimate of the cost of resolving the non-PCC asbestos claims may also be subject to change as developments occur. Management continues to believe that the likelihood of the uncertainties surrounding these proceedings causing a material adverse impact to Corning's financial statements is remote.

Several of Corning's insurers have commenced litigation for a declaration of the rights and obligations of the parties under insurance policies, including rights that may be affected by the potential resolutions described above. Corning is vigorously contesting these cases. Management is unable to predict the outcome of this insurance litigation and therefore cannot estimate the range of any possible loss.

At December 31, 2010 and 2009, the fair value of PCE significantly exceeded its carrying value of $129 million and $125 million, respectively. There have been no impairment indicators for our investment in PCE and we continue to recognize equity earnings of this affiliate. PCC filed for Chapter 11 reorganization in the U.S. Bankruptcy Court on April 16, 2000. At that time, Corning determined it lacked the ability to recover the carrying amount of its investment in PCC and its investment was other than temporarily impaired. As a result, we reduced our investment in PCC to zero.

8. Acquisition

On September 15, 2009, Corning acquired all of the shares of Axygen Bioscience, Inc. and its subsidiaries (Axygen) from American Capital Ltd. for $410 million, net of $7 million cash received. Axygen is a leading manufacturer and distributor of high-quality life sciences plastic consumable labware, liquid handling products, and bench-top laboratory equipment.

The purchase price of the acquisition was allocated to the net tangible and other intangible assets acquired, with the remainder recorded as goodwill on the basis of fair value. The following amounts represent the final valuation of the acquisition (in millions):

Total current assets	$ 63
Other tangible assets	49
Other intangible assets	153
Current and non-current liabilities	(80)
Net tangible and intangible assets	$185
Purchase price, including cash received	417
Goodwill (1)	$232

(1) None of the goodwill recognized is deductible for U.S. income tax purposes. The goodwill was allocated to the Life Sciences segment.

Goodwill is primarily related to the value of Axygen's product portfolio and distribution network and its combination with Corning's existing life sciences platform, as well as synergies and other intangibles that do not qualify for separate recognition. Acquisition-related costs of $4 million in 2009 included costs for legal, accounting, valuation and other professional services and were included in selling, general and administrative expense in the Consolidated Statements of Income. Supplemental pro forma information was not provided because Axygen is not material to Corning's consolidated financial statements.

9. Property, Net of Accumulated Depreciation

Property, net follows (in millions):

	December 31,	
	2010	2009
Land	**$ 105**	$ 96
Buildings	**3,692**	3,443
Equipment	**10,744**	9,237
Construction in progress	**822**	722
	15,363	13,498
Accumulated depreciation	**(6,420)**	(5,503)
Total	**$ 8,943**	$ 7,995

9. Property, Net of Accumulated Depreciation (continued)

Approximately $20 million, $29 million, and $31 million of interest costs were capitalized as part of property, net in 2010, 2009 and 2008, respectively.

Manufacturing equipment includes certain components of production equipment that are constructed of precious metals. At December 31, 2010 and 2009, the recorded value of precious metals totaled $2.0 billion and $1.8 billion, respectively. Depletion expense related to the years ended December 31, 2010, 2009, and 2008 totaled $22 million, $12 million, and $13 million, respectively.

10. Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying amount of goodwill for the twelve months ended December 31, 2010 and 2009 are as follows (in millions):

	Telecommunications	Display Technologies	Specialty Materials	Life Sciences	Total
Balance at December 31, 2008	$118	$9	$150	$ 0	$277
Acquired goodwill (1)				232	232
Balance at December 31, 2009	$118	$9	$150	$232	$509
Acquired goodwill (2)				28	28
Balance at December 31, 2010	**$118**	**$9**	**$150**	**$260**	**$537**

(1) The Company recorded goodwill associated with the purchase of Axygen Bioscience in the third quarter 2009. Refer to Note 8 (Acquisition) for additional information.

(2) The Company recorded goodwill associated with a small acquisition completed in the fourth quarter of 2010.

Corning's gross goodwill balance for the fiscal years ended December 31, 2010 and 2009 was $7.0 billion. Accumulated impairment losses were $6.5 billion for the fiscal years ended December 31, 2010 and 2009, and were generated entirely through goodwill impairments related to the Telecommunications segment.

Other Intangible Assets

Other intangible assets follow (in millions):

	December 31,					
	2010			2009		
	Gross	**Accumulated amortization**	**Net**	Gross	Accumulated amortization	Net
Amortized intangible assets:						
Patents, trademarks & trade names (1)	**$205**	**$124**	**$ 81**	$206	$122	$ 84
Non-competition agreements	**97**	**94**	**3**	98	93	5
Other (1)(2)	**98**	**3**	**95**	80	2	78
Total	**$400**	**$221**	**$179**	$384	$217	$167

(1) The Company recorded other identifiable intangible assets associated with the purchase of Axygen Bioscience in the third quarter of 2009. Refer to Note 8 (Acquisition) for additional information.

(2) The Company recorded identifiable intangible assets associated with a small acquisition completed in the fourth quarter of 2010.

Amortized intangible assets are primarily related to the Telecommunications and Life Sciences segments. Amortization expense related to these intangible assets was $8 million, $10 million and $11 million for the years ended December 31, 2010, 2009 and 2008, respectively. Amortization expense is estimated to be approximately $8 million for 2011, and $8 million thereafter.

11. Other Liabilities

Other accrued liabilities follow (in millions):

	December 31,	
	2010	2009
Current liabilities:		
Wages and employee benefits	**$ 458**	$ 393
Income taxes	**181**	125
Customer deposits	**27**	80
Other current liabilities	**465**	317
Other accrued liabilities	**$1,131**	$ 915
Non-current liabilities:		
Asbestos litigation	**$ 633**	$ 682
Customer deposits		24
Other non-current liabilities	**613**	667
Other liabilities	**$1,246**	$1,373

Asbestos Litigation

At December 31, 2010, Corning's liability for asbestos litigation reflected the components of a proposed resolution that requires Corning to contribute its equity interest in PCC and PCE and to contribute a fixed series of cash payments, recorded at present value on December 31, 2010. Corning will have the option to use its shares rather than cash to settle the liability, but the liability is fixed by dollar value and not the number of shares. This proposed resolution would require Corning to make one payment of $100 million one year from the date the Amended PCC Plan becomes effective and certain conditions are met and five additional payments of $50 million on subsequent anniversaries of the first payment, subject to certain credits applicable under certain circumstances to Corning's final payment. Documents were filed with the Bankruptcy Court further modifying the Amended PCC Plan by reducing Corning's initial payment by $30 million and reducing its second and fourth payments by $15 million each. In return, Corning will relinquish its claim for reimbursement of its payments and contributions under the Amended PCC Plan from the insurance carriers involved in the bankruptcy proceeding with certain exceptions. These modifications are expected to resolve objections to the Amended PCC Plan filed by some of the insurance carriers. Confirmation hearings on the Amended PCC Plan were held in June 2010 and briefs discussing the legal issues have been filed. The Bankruptcy Court's opinion on the Amended Plan is pending.

In addition, an amount is included in the asbestos litigation liability for non-PCC asbestos claims that may be or have been raised against Corning. Corning has recorded an additional amount for such claims in its estimated asbestos litigation liability. The liability for non-PCC claims was estimated based upon industry data for asbestos claims since Corning does not have recent claim history due to the injunction issued by the PCC Bankruptcy Court. The estimated liability represents the undiscounted projection of claims and related legal fees over the next 19 years. The amount may need to be adjusted in future periods as more Company-specific data becomes available. Refer to Note 7 (Investments) for additional information on the asbestos litigation.

Customer Deposits

In 2005 and 2004, several of Corning's customers entered into long-term purchase and supply agreements in which Corning's Display Technologies segment would supply large-size glass substrates to these customers over periods of up to six years. As part of the agreements, these customers agreed to make advance cash deposits to Corning for a portion of the contracted glass to be purchased.

Upon receipt of the cash deposits made by customers, we recorded a customer deposit liability. This liability is reduced at the time of future product sales over the life of the agreements. As product is shipped to a customer, Corning recognizes revenue at the selling price and issues credit memoranda for an agreed amount of the customer deposit liability. The credit memoranda are applied against customer receivables resulting from the sale of product, thus reducing operating cash flows in later periods as these credits are applied for cash deposits received in earlier periods.

11. Other Liabilities (continued)

Between 2004 and 2007, we received a total of $937 million for customer deposit agreements. In 2007, we received our last deposit of $105 million. We do not expect to receive additional deposits related to these agreements. In 2010, 2009 and 2008, we issued $83 million, $253 million, and $266 million, respectively, in credits that were applied to customer receivable balances when payments were due. In 2011, we expect to issue approximately $27 million in credits. In the event customers elect not to purchase the agreed upon quantities of product, subject to specific conditions outlined in the agreements, Corning may retain certain amounts of the customer deposits. If Corning does not deliver agreed upon product quantities, subject to specific conditions outlined in the agreements, Corning may be required to return certain amounts of customer deposits.

12. Debt

(In millions):

	December 31,	
	2010	2009
Current portion of long-term debt	**$ 57**	$ 74
Long-term debt		
Euro notes, 6.25%, due 2010		$ 51
Debentures, 6.75%, due 2013	**$ 100**	100
Debentures, 5.90%, due 2014	**100**	200
Debentures, callable, 6.05%, due 2015		100
Debentures, 6.20%, due 2016	**78**	216
Debentures, 8.875%, due 2016	**82**	84
Debentures, 6.625%, due 2019	**250**	250
Debentures, 4.25%, due 2020	**297**	
Debentures, 8.875%, due 2021	**89**	90
Medium-term notes, average rate 7.66%, due through 2023	**45**	45
Debentures, 7.00%, due 2024	**99**	99
Debentures, 6.85%, due 2029	**176**	177
Debentures, callable, 7.25%, due 2036	**249**	248
Debentures, 5.75%, due 2040	**397**	
Other, average rate 4.78%, due through 2037	**357**	344
Total long-term debt	**2,319**	2,004
Less current portion of long-term debt	**57**	74
Long-term debt	**$2,262**	$1,930

At December 31, 2010 and 2009, the weighted-average interest rate on current portion of long-term debt was 4.9% and 5.0%, respectively.

Based on borrowing rates currently available to us for loans with similar terms and maturities, the fair value of long-term debt was $2.4 billion at December 31, 2010 and $2.0 billion at December 31, 2009.

The following table shows debt maturities by year at December 31, 2010 (in millions):

2011	2012	2013	2014	2015	Thereafter
$57	$27	$127	$125	$4	$1,935

In the fourth quarter of 2010, we amended and restated our existing revolving credit facility. The amended facility provides a $1.0 billion unsecured multi-currency line of credit and expires in December 2015. The facility includes two financial covenants, including a leverage test (debt to capital ratio), and an interest coverage ratio (calculated on the most recent four quarters). As of December 31, 2010, we were in compliance with these covenants.

Debt Issuances and Retirements

In the fourth quarter of 2010, we exercised our option to repurchase $100 million of 6.05% senior unsecured notes due June 15, 2015 at par. The net carrying amount of the debt repurchased was $100 million.

12. Debt (continued)

In the third quarter of 2010, we issued $400 million of 5.75% senior unsecured notes and $300 million of 4.25% senior unsecured notes for net proceeds of approximately $394 million and $295 million, respectively. The 5.75% notes mature on August 15, 2040 and the 4.25% notes mature on August 15, 2020. We may redeem these notes at any time, subject to certain payments.

In the third quarter of 2010, we repurchased $126 million of 6.2% senior unsecured notes due March 15, 2016 and $100 million of 5.9% senior unsecured notes due March 15, 2014. The net carrying amount of the debt repurchased was $234 million. We recognized a pre-tax loss of $30 million upon early redemption of these notes.

Corning redeemed $48 million principal amount of our 6.25% notes due February 18, 2010. There were no other significant debt reductions during 2010.

During the year ended December 31, 2009, we recorded the impact of a capital lease obligation associated with a manufacturing facility in our Display Technologies segment. The balance of this obligation at December 31, 2010 and 2009 was $172 million and $150 million, respectively, and is included in our long-term debt balance.

In the second quarter of 2009, we issued $250 million of 6.625% senior unsecured notes and $100 million of 7% senior unsecured notes for net proceeds of approximately $248 million and $98 million, respectively. The 6.625% notes mature on May 15, 2019 and the 7% notes mature on May 15, 2024. We may redeem these notes at any time, subject to certain payments.

Corning redeemed $54 million principal amount of our 6.3% notes due March 1, 2009. There were no other significant debt reductions during 2009.

On December 1, 2008, we filed a shelf registration statement with the SEC that registered an indeterminate amount and number of securities, and allows us to offer such securities in numbers and amounts determined at the time of such offering.

13. Employee Retirement Plans

Defined Benefit Plans

We have defined benefit pension plans covering certain domestic and international employees. Our funding policy has been to contribute, as necessary, an amount in excess of the minimum requirements in order to achieve the Company's long-term funding targets. In 2010, we made a voluntary contribution of $355 million to our domestic and international pension plans. In 2009, we made voluntary contributions of $80 million to our domestic and international pension plans.

In 2000, we amended our U.S. pension plan to include a cash balance pension feature. Certain salaried and non-union hourly employees remain in the traditional defined benefit plan. All salaried and non-union hourly employees hired after July 1, 2000, are automatically participants in the new cash balance plan. Under the cash balance plan, employee accounts are credited monthly with a percentage of eligible pay based on age and years of service. The Pension Protection Act of 2006 requires vesting after three years for cash balance plans by January 1, 2008. Corning adopted this measure on January 1, 2008.

Corning offers postretirement plans that provide health care and life insurance benefits for retirees and eligible dependents. Certain employees may become eligible for such postretirement benefits upon reaching retirement age. Prior to January 1, 2003, our principal retiree medical plans required retiree contributions each year equal to the excess of medical cost increases over general inflation rates. For current retirees (including surviving spouses) and active employees eligible for the salaried retiree medical program, we have placed a "cap" on the amount we will contribute toward retiree medical coverage in the future. The cap is equal to 120% of our 2005 contributions toward retiree medical benefits. Once our contributions toward salaried retiree medical costs reach this cap, impacted retirees will have to pay the excess amount in addition to their regular contributions for coverage. This cap was attained for post-65 retirees in 2008 and has impacted their contribution rate in 2009 and going forward. The pre-65 retirees have triggered the cap in 2010, which will impact their contribution rate in 2011. Furthermore, employees hired or rehired on or after January 1, 2007 will be eligible for Corning retiree medical benefits upon retirement; however, these employees will pay 100% of the cost.

In 2009, Corning recorded restructuring charges of $50 million for U.S. pension and postretirement benefit plans. This included a curtailment charge of $33 million for the qualified defined benefit plan (U.S. pension plan) and the U.S. postretirement benefit plan. Accordingly, we remeasured the U.S. pension and postretirement benefit plan as of March 31, 2009. The remeasurement resulted in an increase of $115 million to the Company's U.S. pension liability and a decrease of $12 million to the U.S. postretirement benefit plan liability. As part of the remeasurement, we updated the assumed discount rate for both plans to 6.25%, which reflected a 25 basis point increase from December 31, 2009.

13. Employee Retirement Plans (continued)

Obligations and Funded Status

The change in benefit obligation and funded status of our employee retirement plans follows (in millions):

	Pension benefits		Postretirement benefits	
December 31,	**2010**	2009	**2010**	2009
Change in benefit obligation				
Benefit obligation at beginning of year	**$ 2,791**	$ 2,601	**$ 928**	$ 843
Service cost	**46**	46	**12**	11
Interest cost	**157**	157	**50**	51
Plan participants' contributions	**1**	1	**9**	7
Amendments	**22**		**(31)**	
Curtailment loss		19		11
Actuarial losses	**163**	112	**77**	67
Special termination benefits		19		1
Other	**9**			
Benefits paid	**(173)**	(184)	**(75)**	(69)
Medicare subsidy received			**6**	6
Foreign currency translation	**(8)**	20		
Benefit obligation at end of year	**$ 3,008**	$ 2,791	**$ 976**	$ 928
Change in plan assets				
Fair value of plan assets at beginning of year	**$ 2,270**	$ 2,043		
Actual gain on plan assets	**233**	288		
Employer contributions	**367**	101		
Acquisition (divestitures)				
Plan participants' contributions	**1**	1		
Benefits paid	**(173)**	(184)		
Foreign currency translation	**(8)**	21		
Fair value of plan assets at end of year	**$ 2,690**	$ 2,270		
Funded status at end of year				
Fair value of plan assets	**$ 2,690**	$ 2,270		
Benefit obligations	**(3,008)**	(2,791)	**$(976)**	$(928)
Funded status of plans	**$ (318)**	$ (521)	**$(976)**	$(928)
Amounts recognized in the consolidated balance sheets consist of:				
Noncurrent asset	**$ 21**			
Current liability	**(15)**	$ (9)	**$ (63)**	$ (70)
Noncurrent liability	**(324)**	(512)	**(913)**	(858)
Recognized (liability) asset	**$ (318)**	$ (521)	**$(976)**	$(928)
Amounts recognized in accumulated other comprehensive income consist of:				
Net actuarial loss	**$ 993**	$ 937	**$ 318**	$ 256
Prior service cost (credit)	**35**	20	**(41)**	(16)
Transition asset		(1)		
Amount recognized at end of year	**$ 1,028**	$ 956	**$ 277**	$ 240

The accumulated benefit obligation for defined benefit pension plans was $2.9 billion and $2.7 billion at December 31, 2010 and 2009, respectively.

13. Employee Retirement Plans (continued)

The following information is presented for pension plans where the projected benefit obligation and the accumulated benefit obligation as of December 31, 2010 and 2009 exceeded the fair value of plan assets (in millions):

	December 31,	
	2010	2009
Projected benefit obligation	**$356**	$2,791
Accumulated benefit obligation	**$330**	$2,677
Fair value of plan assets	**$ 13**	$2,270

In 2010, the fair value of plan assets exceeded the projected benefit obligation and the accumulated benefit obligation for the United States and United Kingdom pension plans.

The components of net periodic benefit expense for our employee retirement plans follow (in millions):

	Pension benefits			Postretirement benefits		
	2010	2009	2008	**2010**	2009	2008
Service cost	**$ 46**	$ 46	$ 51	**$ 12**	$ 11	$12
Interest cost	**157**	157	150	**50**	51	47
Expected return on plan assets	**(168)**	(179)	(196)			
Amortization of net loss	**50**	31	14	**15**	11	8
Amortization of prior service cost (credit)	**9**	8	10	**(6)**	(3)	(3)
Total periodic benefit expense	**$ 94**	$ 63	$ 29	**$ 71**	$ 70	$64
Curtailment charge	**(1)**	22			10	
Total expense	**$ 93**	$ 85	$ 29	**$ 71**	$ 80	$64
Other changes in plan assets and benefit obligations recognized in other comprehensive income:						
Curtailment effects	**$ 1**	$ (2)			$ 2	
Current year actuarial loss	**106**	2	$ 615	**$ 77**	66	$36
Amortization of actuarial loss	**(50)**	(31)	(14)	**(15)**	(11)	(8)
Current year prior service (credit)/loss	**23**			**(31)**		
Amortization of prior service (cost) credit	**(9)**	(9)	(10)	**6**	3	3
Total recognized in other comprehensive income (loss)	**$ 71**	$ (40)	$ 591	**$ 37**	$ 60	$31
Total recognized in net periodic benefit cost and other comprehensive income	**$ 164**	$ 45	$ 620	**$108**	$140	$95

The Company expects to recognize $73 million of net loss and $9 million of net prior service cost as components of net periodic pension cost in 2011 for its defined benefit pension plans. The Company expects to recognize $19 million of net loss and $6 million of net prior service credit as components of net periodic postretirement benefit cost in 2011.

Corning uses a hypothetical yield curve and associated spot rate curve to discount the plan's projected benefit payments. Once the present value of projected benefit payments is calculated, the suggested discount rate is equal to the level rate that results in the same present value. The yield curve is based on actual high-quality corporate bonds across the full maturity spectrum, which also includes private placements as well as Eurobonds that are denominated in U.S. currency. The curve is developed from yields on approximately 350-375 bonds from four grading sources, Moody's, S&P, Fitch and the Dominion Bond Rating Service. A bond will be included if at least half of the grades from these sources are Aa, non-callable bonds. The very highest 10th percentile yields and the lowest 40th percentile yields are excluded from the curve to eliminate outliers in the bond population.

Measurement of postretirement benefit expense is based on assumptions used to value the postretirement benefit obligation at the beginning of the year.

13. Employee Retirement Plans (continued)

The weighted-average assumptions used to determine benefit obligations at December 31 follow:

	Pension benefits						Postretirement benefits		
	Domestic			International			Domestic		
	2010	2009	2008	**2010**	2009	2008	**2010**	2009	2008
Discount rate	**5.25%**	5.75%	6.00%	**4.75%**	5.75%	5.12%	**5.25%**	5.75%	6.00%
Rate of compensation increase	**4.25%**	4.25%	5.00%	**4.35%**	4.04%	4.20%			

The weighted-average assumptions used to determine net periodic benefit cost for years ended December 31 follow:

	Pension benefits						Postretirement benefits		
	Domestic			International			Domestic		
	2010	2009	2008	**2010**	2009	2008	**2010**	2009	2008
Discount rate	**5.75%**	6.00/6.25%(1)	6.00%	**5.75%**	5.12%	4.58%	**5.75%**	6.00/6.25%(1)	6.00%
Expected return on plan assets	**7.25%**	7.75%	8.00%	**6.01%**	6.08%	6.73%			
Rate of compensation increase	**4.25%**	5.00%	5.00%	**4.04%**	4.20%	3.99%			

(1) The discount rate at December 31, 2008 was 6.00%. At March 31, 2009 remeasurement date, the discount rate was changed to 6.25%.

The assumed rate of return was determined based on the current interest rate environment and historical market premiums relative to fixed income rates of equities and other asset classes. Reasonableness of the results is tested using models provided by the plan actuaries.

Assumed health care trend rates at December 31	**2010**	2009
Health care cost trend rate assumed for next year	**8.0%**	8.5%
Rate that the cost trend rate gradually declines to	**5%**	5%
Year that the rate reaches the ultimate trend rate	**2017**	2017

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects (in millions):

	One-percentage-point increase	One-percentage-point decrease
Effect on annual total of service and interest cost	$ 5	$ (4)
Effect on postretirement benefit obligation	$60	$(49)

Plan Assets

The Company's overall investment strategy is to obtain sufficient return and provide adequate liquidity to meet the benefit obligations of the pension plan. Investments are made in public securities to ensure adequate liquidity to support benefit payments. Domestic and international stocks and bonds provide diversification to the portfolio. The target allocation range for domestic equity investment is 10.0%-12.5% which includes large, mid and small cap companies. The target allocation range of international equities is 10.0%-12.5%, which includes investments in both developed and emerging markets. The target allocation for bond investments is 60%, which predominately includes both government and corporate bonds. Long duration fixed income assets are utilized to mitigate the sensitivity of funding ratios to changes in interest rates. The target allocation range for non-public investments in private equity and real estate is 0%-15%, and is used to enhance returns and offer additional asset diversification. The target allocation range for commodities is 0%-5%, which provides some inflation protection to the portfolio.

13. Employee Retirement Plans (continued)

The following tables provide fair value measurement information for the Company's major categories of defined benefit plan assets (in millions):

	December 31, 2010	Fair value measurements at reporting date using: Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Equity securities:				
U.S. companies	$ 312	$220	$ 92	
International companies	322	45	277	
Fixed income:				
U.S. treasuries/agencies	103		103	
U.S. corporate bonds	953		953	
International fixed income	392		392	
Other fixed income	146		146	
Private equity (1)	234			$234
Real estate (2)	74			74
Insurance contracts	5			5
Cash equivalents	45	15	30	
Commodities (3)	104		104	
Total	$2,690	$280	$2,097	$313

(1) This category includes venture capital, leverage buyouts and distressed debt limited partnerships invested primarily in the U.S. companies. The inputs are valued by internally generated Discounted Cash Flow Analysis and comparable sale analysis.

(2) This category includes industrial, office, apartments, hotels, infrastructure, and retail investments which are limited partnerships predominately in the U.S. The inputs are valued by internally generated Discounted Cash Flow Analysis; compare sale analysis and periodic external appraisals.

(3) This category includes investments in energy, industrial metals, precious metals, agricultural and livestock primarily through futures, options, swaps, and exchange traded funds.

	December 31, 2009	Fair value measurements at reporting date using: Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Equity securities:				
U.S. companies	$ 270	$190	$ 80	
International companies	330	41	289	
Fixed income:				
U.S. treasuries/agencies	158		158	
U.S. corporate bonds	857		857	
International fixed income	194		194	
Other fixed income	19		19	
Private equity (1)	222			$222
Real estate (2)	61			61
Insurance contracts	5			5
Cash equivalents	47	11	36	
Commodities (3)	107		107	
Total	$2,270	$242	$1,740	$288

(1) This category includes venture capital, leverage buyouts and distressed debt limited partnerships invested primarily in the U.S. companies. The inputs are valued by internally generated Discounted Cash Flow Analysis and comparable sale analysis.

(2) This category includes industrial, office, apartments, hotels, infrastructure, and retail investments which are limited partnerships predominately in the U.S. The inputs are valued by internally generated Discounted Cash Flow Analysis; comparable sale analysis and periodic external appraisals.

(3) This category includes investments in energy, industrial metals, precious metals, agricultural and livestock primarily through futures, options, swaps, and exchange traded funds.

13. Employee Retirement Plans (continued)

The tables below set forth a summary of changes in the fair value of the defined benefit plans Level 3 assets for the years ended December 31, 2010 and 2009 (in millions):

	Level 3 assets		
	Year ended December 2010		
	Private equity	Real estate	Insurance contracts
Beginning balance at December 31, 2009	$ 222	$ 61	$5
Actual return on plan assets relating to assets still held at the reporting date	25	(5)	
Purchases, sales, and settlements			
Transfers in and/or out of level 3	(13)	18	
Ending balance at December 31, 2010	$ 234	$ 74	$5

	Level 3 assets		
	Year ended December 2009		
	Private equity	Real estate	Insurance contracts
Beginning balance at December 31, 2008	$ 225	$ 86	$5
Actual return on plan assets relating to assets still held at the reporting date	(14)	(32)	
Purchases, sales, and settlements			
Transfers in and/or out of level 3	11	7	
Ending balance at December 31, 2009	$ 222	$ 61	$5

Credit Risk

51% of plan assets are invested in long duration bonds. The average rating for these bonds is A. These bonds are subject to credit risk, such that a decline in credit ratings for the underlying companies, countries or assets (for assets backed securities) would result in a decline in the value of the bonds. These bonds are also subject to default risk.

Currency Risk

21% of assets are valued in non U.S. dollar denominated investments that are subject to currency fluctuations. The value of these securities will decline if the U.S. dollar increases in value relative to the value of the currencies in which these investments are denominated.

Liquidity Risk

12% of the securities are invested in Level 3 securities. These are long-term investments in private equity and private real estate investments that may not mature or be sellable in the near-term without significant loss.

At December 31, 2010 and 2009, the amount of Corning common stock included in equity securities was not significant.

13. Employee Retirement Plans (continued)

Cash Flow Data
We anticipate making voluntary cash contributions of approximately $30 million to our domestic and international plans in 2011.

The following reflects the gross benefit payments that are expected to be paid for the domestic and international plans and the gross amount of annual Medicare Part D federal subsidy expected to be received (in millions):

	Expected benefit payments		
	Pension benefits	Postretirement benefits	Expected federal subsidy payments post retirement benefits
2011	$ 184	$ 80	$ 6
2012	$ 186	$ 86	$ 7
2013	$ 187	$ 91	$ 7
2014	$ 190	$ 96	$ 8
2015	$ 196	$100	$ 8
2016-2020	$1,039	$538	$48

Other Benefit Plans

We offer defined contribution plans covering employees meeting certain eligibility requirements. Total consolidated defined contribution plan expense was $46 million, $50 million and $53 million for the years ended December 31, 2010, 2009 and 2008, respectively.

14. Commitments, Contingencies, and Guarantees

The amounts of our obligations follow (in millions):

		Amount of commitment and contingency expiration per period				
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	5 years and thereafter
Performance bonds and guarantees	$ 64	$ 35	$ 5	$ 3		$ 21
Credit facilities for equity companies	100	25	25	25	$ 25	
Stand-by letters of credit (1)	58	58				
Loan guarantees	8					8
Subtotal of commitment expirations per period	$ 230	$118	$ 30	$ 28	$ 25	$ 29
Purchase obligations	$ 408	$238	$144	$ 17	$ 6	$ 3
Capital expenditure obligations (2)	382	382				
Total debt (3)	2,021	25	25	126	124	1,721
Minimum rental commitments	223	46	40	33	27	77
Capital leases (3)(4)	421	46	15	14	13	333
Interest on long-term debt (5)	1,938	124	123	123	112	1,456
Uncertain tax positions (6)	7	3	4			
Subtotal of contractual obligation payments due by period	5,400	864	351	313	282	3,590
Total commitments and contingencies	**$5,630**	**$982**	**$381**	**$ 341**	**$ 307**	**$3,619**

(1) At December 31, 2010, $42 million of the $58 million was included in other accrued liabilities on our consolidated balance sheets.
(2) Capital expenditure obligations primarily reflect amounts associated with our capital expansion activities.
(3) At December 31, 2010, $2.3 billion was included on our balance sheet. Total debt above is stated at maturity value.
(4) At December 31, 2010, $167 million of the $421 million represents imputed interest.
(5) The estimate of interest payments assumes interest is paid through the date of maturity or expiration of the related debt, based upon stated rates in the respective debt instruments.
(6) At December 31, 2010, $13 million was included on our balance sheet related to uncertain tax positions. Of this amount, we are unable to estimate when $6 million of that amount will become payable.

14. Commitments, Contingencies, and Guarantees (continued)

We are required, at the time a guarantee is issued, to recognize a liability for the fair value or market value of the obligation it assumes. In the normal course of our business, we do not routinely provide significant third-party guarantees. Generally, third-party guarantees provided by Corning are limited to certain financial guarantees, including stand-by letters of credit and performance bonds, and the incurrence of contingent liabilities in the form of purchase price adjustments related to attainment of milestones. These guarantees have various terms, and none of these guarantees are individually significant.

We have agreed to provide up to a $100 million credit facility to Dow Corning. The funding of the Dow Corning credit facility will be required only if Dow Corning is not otherwise able to meet its scheduled funding obligations in its confirmed Bankruptcy Plan. The purchase obligations primarily represent raw material and energy-related take-or-pay contracts. We believe a significant majority of these guarantees and contingent liabilities will expire without being funded.

Minimum rental commitments under leases outstanding at December 31, 2010 follow (in millions):

2011	2012	2013	2014	2015	2016 and thereafter
$46	$40	$33	$27	$24	$53

Total rental expense was $70 million for 2010, $65 million for 2009 and $59 million for 2008.

A reconciliation of the changes in the product warranty liability for the year ended December 31 follows (in millions):

	2010	2009
Balance at January 1	**$24**	$18
Adjustments for warranties issued for current year sales	**$ 6**	$ 7
Adjustments for warranties related to prior year sales	**$ (3)**	$ 1
Settlements made during the current year	**$ (3)**	$ (2)
Balance at December 31	**$24**	$24

Corning is a defendant in various lawsuits, including environmental, product-related suits, the Dow Corning and PCC matters discussed in Note 7 (Investments), and is subject to various claims that arise in the normal course of business. In the opinion of management, the likelihood that the ultimate disposition of these matters will have a material adverse effect on Corning's consolidated financial position, liquidity, or results of operations, is remote. Other than certain asbestos related claims, there are no other material loss contingencies related to litigation.

Corning has been named by the Environmental Protection Agency (the Agency) under the Superfund Act, or by state governments under similar state laws, as a potentially responsible party for 20 active hazardous waste sites. Under the Superfund Act, all parties who may have contributed any waste to a hazardous waste site, identified by the Agency, are jointly and severally liable for the cost of cleanup unless the Agency agrees otherwise. It is Corning's policy to accrue for its estimated liability related to Superfund sites and other environmental liabilities related to property owned by Corning based on expert analysis and continual monitoring by both internal and external consultants. At December 31, 2010 and December 31, 2009, Corning had accrued approximately $30 million (undiscounted) and $26 million (undiscounted), respectively, for the estimated liability for environmental cleanup and related litigation. Based upon the information developed to date, management believes that the accrued reserve is a reasonable estimate of the Company's liability and that the risk of an additional loss in an amount materially higher than that accrued is remote.

The ability of certain subsidiaries and affiliated companies to transfer funds is limited by provisions of foreign government regulations, affiliate agreements and certain loan agreements. At December 31, 2010, the amount of equity subject to such restrictions for consolidated subsidiaries was not significant. While this amount is legally restricted, it does not result in operational difficulties since we have generally permitted subsidiaries to retain a majority of equity to support their growth programs.

15. Hedging Activities

Corning operates in many foreign countries and is therefore exposed to movements in foreign currency exchange rates. The areas in which exchange rate fluctuations affect us include:

- Financial instruments and transactions denominated in foreign currencies, which impact earnings; and
- The translation of net assets in foreign subsidiaries for which the functional currency is not the U.S. dollar, which impacts our net equity.

Our most significant foreign currency exposures relate to the Japanese yen, Korean won, New Taiwan dollar and the Euro. We manage our foreign currency exposure primarily by entering into foreign exchange forward contracts with durations of generally 18 months or less to hedge foreign currency risk. The hedges are scheduled to mature coincident with the timing of the underlying foreign currency commitments and transactions. The objective of these contracts is to reduce the impact of exchange rate movements on our operating results.

The forward and option contracts we use in managing our foreign currency exposures contain an element of risk in that the counterparties may be unable to meet the terms of the agreements. However, we minimize this risk by limiting the counterparties to a diverse group of highly-rated major domestic and international financial institutions with which we have other financial relationships. We are exposed to potential losses in the event of non-performance by these counterparties. However, we do not expect to record any losses as a result of counterparty default. Neither we nor our counterparties are required to post collateral for these financial instruments.

Cash Flow Hedges

Our cash flow hedging activities utilize foreign exchange forward and option contracts to reduce the risk that movements in exchange rates will adversely affect the eventual net cash flows resulting from the sale of products to foreign customers and purchases from foreign suppliers. Corning uses a regression analysis to monitor the effectiveness of its cash flow hedges both prospectively and retrospectively. Corning defers net gains and losses from cash flow hedges into accumulated other comprehensive income on the consolidated balance sheet until such time as the hedged item impacts earnings. At December 31, 2010, the amount of net losses expected to be reclassified into earnings within the next 12 months was $29 million.

Undesignated Hedges

Corning uses other foreign exchange forward contracts that are not designated as hedging instruments for accounting purposes. The undesignated hedges limit exposures to foreign currency fluctuations related to certain monetary assets, monetary liabilities and net earnings in foreign currencies.

Net Investment in Foreign Operations

In February 2000, we issued $500 million of Euro-denominated notes that were designated as a hedge of a net investment in foreign operations. The effective portion of the changes in fair value of the outstanding debt balance has been included as a component of the foreign currency translation adjustment (CTA) within accumulated other comprehensive income (loss). In February 2010, we repaid the remaining $48 million balance of this debt. At that time, the cumulative amount of CTA related to this debt was a net loss of $140 million, which will remain in accumulated other comprehensive income until ultimate disposition of the underlying Euro investment.

15. Hedging Activities (continued)

The following table summarizes the notional amounts and respective fair values of Corning's derivative financial instruments (in millions):

	Notional amount		Asset derivatives			Liability derivatives		
			Balance sheet location	Fair value		Balance sheet location	Fair value	
	2010	2009		**2010**	2009		**2010**	2009
Derivatives designated as hedging instruments								
Foreign exchange contracts	**$ 602**	$ 424	Other current assets	**$ 4**	$17	Other accrued liabilities	**$ (33)**	$ (1)
Derivatives not designated as hedging instruments								
Foreign exchange contracts	**$2,946**	$1,540	Other current assets	**$ 1**	$36	Other accrued liabilities	**$(122)**	$(11)
						Other liabilities	**$ (45)**	$ (2)
Total derivatives	**$3,548**	$1,964		**$ 5**	$53		**$(200)**	$(14)

15. Hedging Activities (continued)

The following tables summarize the effect on the consolidated financial statements relating to Corning's derivative financial instruments (in millions):

Derivatives in hedging relationships	Effect of derivative instruments on the consolidated financial statements for the years ended December 31				
	Gain/(loss) recognized in other comprehensive income (OCI)		Location of gain/(loss) reclassified from accumulated OCI into income (effective)	Gain/(loss) reclassified from accumulated OCI into income (effective) (2)(3)	
	2010	2009		**2010**	2009
Cash flow hedges					
			Sales	**$ (1)**	$ 0
Interest rate hedge	**$ 3**	$ 0	Cost of sales	**$ (9)**	$ 2
Foreign exchange contracts	**$(68)**	$28	Royalties (1)	**$(14)**	$(32)
Total cash flow hedges	**$(65)**	$28		**$(24)**	$(30)
Net investment hedges					
Foreign denominated debt	**$ 2**	$ (1)			
Other	**$ (3)**	$ 0			
Total net investment hedges	**$ (1)**	$ (1)			

Undesignated derivatives	Location of gain/(loss) recognized in income	Gain/(loss) recognized in income	
		2010	2009
Foreign exchange contracts	Other income/(expense)	**$(291)**	$9
Total undesignated		**$(291)**	$9

(1) Included in the 2009 amount is a loss of $8 million relating to derivatives that were de-designated by the company in the fourth quarter of 2009 for which the amounts recorded in accumulated OCI were determined to still be probable or reasonably possible of occurring as originally forecasted.
(2) The amount of hedge ineffectiveness at December 31, 2010 and at December 31, 2009 was insignificant.
(3) In 2008 a total net loss of $20 million was reclassified from accumulated OCI into income, including a net gain of $24 million into cost of sales and a net loss of $44 million into royalties.

16. Fair Value Measurements

The following tables provide fair value measurement information for the Company's major categories of financial assets and liabilities measured on a recurring basis (in millions):

	December 31, 2010	Fair value measurements at reporting date using		
		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets				
Short-term investments	$1,752	$1,737	$ 15 (2)	
Other assets	$ 45		$ 45	
Derivatives (1)	$ 5		$ 5	
Liabilities				
Derivatives (1)	$ 200		$200	

(1) Derivative assets and liabilities include foreign exchange contracts which are measured using observable quoted prices for similar assets and liabilities.
(2) Short-term investments are measured using observable quoted prices for similar assets.

16. Fair Value Measurements (continued)

	December 31, 2009	Fair value measurements at reporting date using		
		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets				
Short-term investments	$1,042	$969	$ 73 (2)	
Other assets	$ 42		$ 42	
Derivatives (1)	$ 53		$ 53	
Liabilities				
Derivatives (1)	$ 14		$ 14	

(1) Derivative assets and liabilities include foreign exchange contracts which are measured using observable quoted prices for similar assets and liabilities.
(2) Short-term investments are measured using observable quoted prices for similar assets.

As of December 31, 2010 and 2009, the Company did not have any financial assets or liabilities that were measured using unobservable (or Level 3) inputs.

17. Shareholders' Equity

The following table presents changes in capital stock for the period from January 1, 2008 to December 31, 2010 (in millions):

	Common stock		Treasury stock	
	Shares	Par value	Shares	Cost
Balance at December 31, 2007	1,598	$799	(30)	$ (492)
Shares issued to benefit plans and for option exercises	11	6		(6)
Shared purchased for treasury			(30)	(625)
Other		(1)	(2)	(37)
Balance at December 31, 2008	1,609	$804	(62)	$(1,160)
Shares issued to benefit plans and for option exercises	7	4	(1)	(36)
Shared purchased for treasury				
Other			(1)	(11)
Balance at December 31, 2009	1,616	$808	(64)	$(1,207)
Shares issued to benefit plans and for option exercises	10	5		
Shared purchased for treasury				
Other			(1)	(20)
Balance at December 31, 2010	**1,626**	**$813**	**(65)**	**$(1,227)**

17. Shareholders' Equity (continued)

Accumulated Other Comprehensive Income (Loss)

A summary of the components of other comprehensive income (loss), including our proportionate share of equity method investee's other comprehensive income (loss), is as follows (in millions):

	Foreign currency translation adjustment and other	Unamortized pension losses and prior services costs	Net unrealized gains (losses) on investments	Net unrealized gains (losses) on cash flow hedges	Accumulated other comprehensive income (loss)
Balance at December 31, 2007	$ 543	$ (600)	$(11)	$(22)	$ (90)
Foreign currency translation adjustment and other (1)(2)	99				99
Net unrealized loss on investments (1)(3)			(81)		(81)
Net unrealized loss on cash flow hedges (1)(5)				(16)	(16)
Net change in unrecognized postretirement benefit plans (1)(4)		(555)			(555)
Balance at December 31, 2008	$ 642	$(1,155)	$(92)	$(38)	$(643)
Foreign currency translation adjustment and other (1)(2)	166				166
Net unrealized gain on investments (1)(3)			53		53
Net unrealized gain on cash flow hedges (1)(5)				39	39
Net change in unrecognized postretirement benefit plans (1)(4)		(16)			(16)
Balance at December 31, 2009	$ 808	$(1,171)	$(39)	$ 1	$(401)
Foreign currency translation adjustment and other (1)(2)	566				566
Net unrealized gain on investments (1)(3)			6		6
Net unrealized loss on cash flow hedges (1)(5)				(24)	(24)
Net change in unrecognized postretirement benefit plans (1)(4)		(104)			(104)
Balance at December 31, 2010	**$1,374**	**$(1,275)**	**$(33)**	**$(23)**	**$ 43**

(1) Includes adjustments from Dow Corning.
(2) Net of tax effect of $(1) million in 2010, $0.3 million in 2009 and $(2) million in 2008. Refer to Note 6 (Income Taxes) for an explanation of Corning's tax paying position.
(3) Net of tax effect of $(5) million in 2010, $(18) million in 2009 and $9 million in 2008.
(4) Net of tax effect of $55 million in 2010, $(7) million in 2009 and $246 million in 2008.
(5) Net of tax effect of $14 million in 2010, $(19) million in 2009 and $4 million in 2008.

18. Earnings Per Common Share

Basic earnings per common share is computed by dividing income attributable to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per common share assumes the issuance of common shares for all potentially dilutive securities outstanding.

The reconciliation of the amounts used to compute basic and diluted earnings per common share from continuing operations follows (in millions, except per share amounts):

	Years ended December 31,								
	2010			2009			2008		
	Net income attributable to Corning Incorporated	**Weighted-average shares**	**Per share amount**	Net income attributable to Corning Incorporated	Weighted-average shares	Per share amount	Net income attributable to Corning Incorporated	Weighted-average shares	Per share amount
Basic earnings per common share	**$3,558**	**1,558**	**$2.28**	$2,008	1,550	$1.30	$5,257	1,560	$3.37
Effect of dilutive securities:									
Employee stock options and awards		**23**			18			24	
Diluted earnings per common share	**$3,558**	**1,581**	**$2.25**	$2,008	1,568	$1.28	$5,257	1,584	$3.32

The following potential common shares were excluded from the calculation of diluted earnings per common share because their inclusion would have been anti-dilutive. In addition, the following performance-based restricted stock awards have been excluded from the calculation of diluted earnings per common share because the number of shares ultimately issued is contingent on our performance against certain targets established for the performance period (in millions):

	Years ended December 31,		
	2010	2009	2008
Potential common shares excluded from the calculation of diluted earnings per share:			
Employee stock options and awards	**43**	57	49
Performance-based restricted stock awards		3	2
Total	**43**	60	51

19. Share-based Compensation

Stock Compensation Plans

Corning's share-based compensation programs include the following: employee stock options, time-based restricted stock and restricted stock units, performance-based restricted stock and restricted stock units, and the Worldwide Employee Share Purchase Plan (WESPP). The WESPP terminated in 2010. At December 31, 2010, our stock compensation programs were in accordance with the 2005 Employee Equity Participation Program, as amended, the 2003 Equity Plan for Non-Employee Directors, as amended, and the 2010 Equity Plan for Non-Employee Directors. Any ungranted shares from prior years will be available for grant in the current year. Any remaining shares available for grant, but not yet granted, may be carried over and used in the following year. At December 31, 2010, there were approximately 55 million shares available for grant.

The Company measures and recognizes compensation cost for all share-based payment awards made to employees and directors, including grants of employee stock options and employee stock purchases related to the Worldwide Employee Share Purchase Plan (WESPP), based on estimated fair values. Fair values for stock options granted prior to January 1, 2010 were estimated using a lattice-based binomial valuation model. In 2010, Corning began estimating fair values for stock options granted using a multiple-point Black-Scholes model. Both models incorporate the required assumptions and meet the fair value measurement objective.

19. Share-based Compensation (continued)

The fair value of awards granted subsequent to January 1, 2006 that are expected to ultimately vest is recognized as expense over the requisite service periods. The number of options expected to vest equals the total options granted less an estimation of the number of forfeitures expected to occur prior to vesting. The forfeiture rate is calculated based on 15 years of historical data and is adjusted if actual forfeitures differ significantly from the original estimates. The effect of any change in estimated forfeitures would be recognized through a cumulative adjustment that would be included in compensation cost in the period of the change in estimate.

Total share-based compensation cost of $92 million, $127 million, and $118 million was disclosed in operating activities on the Company's Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008, respectively.

Stock Options

Our stock option plans provide non-qualified and incentive stock options to purchase authorized but unissued, or treasury shares, at the market price on the grant date and generally become exercisable in installments from one to five years from the grant date. The maximum term of non-qualified and incentive stock options is 10 years from the grant date.

The following table summarizes information concerning options outstanding including the related transactions under the options plans for the year ended December 31, 2010:

	Number of shares (in thousands)	Weighted-average exercise price	Weighted-average remaining contractual term in years	Aggregate intrinsic value (in thousands)
Options outstanding as of December 31, 2009	92,504	$25.83		
Granted	5,635	18.52		
Exercised	(6,310)	9.24		
Forfeited and expired	(19,368)	65.07		
Options outstanding as of December 31, 2010	72,461	16.22	4.88	407,255
Options exercisable as of December 31, 2010	57,319	16.41	4.03	333,144

The aggregate intrinsic value (market value of stock less option exercise price) in the preceding table represents the total pretax intrinsic value, based on the Company's closing stock price on December 31, 2010, which would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options exercisable on December 31, 2010, was approximately 35 million.

The weighted-average grant-date fair value for options granted for the years ended December 31, 2010, 2009 and 2008 was $8.56, $4.47, and $7.39, respectively. The total fair value of options that vested during the years ended December 31, 2010, 2009 and 2008 was approximately $63 million, $57 million, and $68 million, respectively. Compensation cost related to stock options for the years ended December 31, 2010, 2009 and 2008, was approximately $53 million, $65 million, and $67 million, respectively.

As of December 31, 2010, there was approximately $24 million of unrecognized compensation cost related to stock options granted under the Plan. The cost is expected to be recognized over a weighted-average period of 2 years.

Proceeds received from the exercise of stock options were $55 million for the year ended December 31, 2010, which were included in financing activities on the Company's Consolidated Statements of Cash Flows. The total intrinsic value of options exercised for the years ended December 31, 2010, 2009 and 2008 was approximately $57 million, $24 million, and $126 million, respectively, which is currently deductible for tax purposes. Refer to Note 6 (Income Taxes) to the Consolidated Financial Statements.

19. Share-based Compensation (continued)

An award is considered vested when the employee's retention of the award is no longer contingent on providing subsequent service (the "non-substantive vesting period approach"). Prior to December 1, 2008, the terms and conditions of Corning's stock option agreement specified that employees continue to vest in option awards after retirement without providing any additional services. For awards granted from January 1, 2006 to December 1, 2008, compensation cost was recognized immediately for awards granted to retirement eligible employees or over the period from the grant date to the date retirement eligibility is achieved, if that is expected to occur during the stated or nominal vesting period. Corning amended the terms and conditions of its stock option agreement on December 1, 2008 for awards to retirement eligible employees. Awards are earned ratably each month that the employee provides service over the twelve months following the grant date, and the related compensation expense is recognized over this twelve month service period or over the period from the grant date to the date of retirement eligibility for employees that become age 55 during the vesting period.

Corning used a binomial lattice model to estimate the fair values of stock option grants through December 31, 2009. Effective January 1, 2010, Corning began using a multiple point Black-Scholes model to estimate the fair value of stock option grants. The financial impact of the change in valuation models is insignificant.

For stock options granted in 2010, Corning utilized a blended approach for calculating the volatility assumption used in the multiple-point Black-Scholes model defined as the weighted average of the short-term implied volatility, the most recent volatility for the period equal to the expected term, and the most recent 15-year historical volatility. The expected term assumption is the period of time the options are expected to be outstanding, and is calculated using a combination of historical exercise experience adjusted to reflect the current vesting period of options being valued, and partial life cycles of outstanding options. The risk-free rates used in the multiple-point Black-Scholes model are the implied rates for a zero-coupon U.S. Treasury bond with a term equal to the option's expected term. The ranges given below result from separate groups of employees exhibiting different exercise behavior.

For stock options granted in 2009 and 2008, expected volatility was based on the blended short-term volatility (the arithmetic average of the implied volatility and the short-term historical volatility), and the most recent 15-year historical volatility of Corning's stock. The expected time to exercise of options granted in 2009 and 2008 was derived using a regression model and represents the period of time that options granted are expected to be outstanding. The risk-free rates used in the lattice-based binomial model were derived from the U.S. Treasury yield curve in effect from the grant date to the option's expiration date.

The following inputs were used for the valuation of option grants under our Stock Option Plans:

	2010	2009	2008
Expected volatility	**48-49%**	40-60%	31-88%
Weighted-average volatility	**48-49%**	54-55%	49-58%
Dividend yield	**1.13-1.40%**	1.40-1.59%	0.82-1.31%
Risk-free rate	**1.5-3.2%**	0.1-5.6%	0.02-6.0%
Average risk-free rate	**2-3.2%**	2.7-3.8%	2.8-4.1%
Expected term (in years)	**5.1-6.5**		
Expected time to exercise (in years)		1.6-5.8	1.9-6.7
Pre-vesting departure rate	**1.4-3.6%**	1.3-2.8%	1.4-2.7%

Incentive Stock Plans

The Corning Incentive Stock Plan permits stock and stock unit grants, either determined by specific performance goals or issued directly, in most instances, subject to the possibility of forfeiture and without cash consideration. Restricted stock and stock units under the Incentive Stock Plan are granted at-the-money, contingently vest over a period of generally 1 to 10 years, and generally have contractual lives of 1 to 10 years.

The fair value of each restricted stock grant or restricted stock unit awarded under the Incentive Stock Plans was estimated on the date of grant for performance based grants assuming that performance goals will be achieved. The expected term for grants under the Incentive Stock Plans is generally 1 to 10 years.

Time-Based Restricted Stock and Restricted Stock Units:

Time-based restricted stock and restricted stock units are issued by the Company on a discretionary basis, and are payable in shares of the Company's common stock upon vesting. The fair value is based on the market price of the Company's stock on the grant date. Compensation cost is recognized over the requisite vesting period and adjusted for actual forfeitures before vesting.

19. Share-based Compensation (continued)

The following table represents a summary of the status of the Company's nonvested time-based restricted stock and restricted stock units as of December 31, 2009, and changes during the year ended December 31, 2010:

	Shares (000's)	Weighted-average grant-date fair value
Nonvested shares at December 31, 2009	3,880	$18.59
Granted	388	18.59
Vested	(560)	20.59
Forfeited	(10)	17.82
Nonvested shares and share units at December 31, 2010	**3,698**	**18.33**

As of December 31, 2010, there was approximately $26 million of unrecognized compensation cost related to nonvested time-based restricted stock and restricted stock units compensation arrangements granted under the Plan. The cost is expected to be recognized over a weighted-average period of 2.4 years. The total fair value of time-based restricted stock that vested during the years ended December 31, 2010, 2009 and 2008 was approximately $11 million, $5 million, and $5 million, respectively. Compensation cost related to time-based restricted stock and restricted stock units was approximately $23 million, $14 million, and $11 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Performance-Based Restricted Stock and Restricted Stock Units:

Performance-based restricted stock and restricted stock units are earned upon the achievement of certain targets, and are payable in shares of the Company's common stock upon vesting typically over a three-year period. The fair value is based on the market price of the Company's stock on the grant date and assumes that the target payout level will be achieved. Compensation cost is recognized over the requisite vesting period and adjusted for actual forfeitures before vesting. During the performance period, compensation cost may be adjusted based on changes in the expected outcome of the performance-related target.

The following table represents a summary of the status of the Company's nonvested performance-based restricted stock and restricted stock units as of December 31, 2009, and changes during the year ended December 31, 2010:

	Shares (000's)	Weighted-average grant-date fair value
Nonvested restricted stock at December 31, 2009	6,377	$13.47
Granted	1,844	8.67
Vested	(2,062)	21.83
Forfeited	(87)	8.67
Nonvested restricted stock and restricted stock units at December 31, 2010	**6,072**	**9.24**

As of December 31, 2010, there was approximately $11 million of unrecognized compensation cost related to nonvested performance-based restricted stock and restricted stock unit compensation arrangements granted under the Plan. The cost is expected to be recognized over a weighted-average period of 1 year. The total fair value of performance-based restricted stock that vested during the years ended December 31, 2010, 2009 and 2008, was approximately $44 million, $50 million, and $49 million, respectively. Compensation cost related to performance-based restricted stock and restricted stock units was approximately $14 million, $44 million, and $35 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Worldwide Employee Share Purchase Plan

In addition to the Stock Option Plan and Incentive Stock Plans, Corning offered a Worldwide Employee Share Purchase Plan (WESPP). Under the WESPP, substantially all employees could elect to have up to 10% of their annual wages withheld to purchase our common stock. The purchase price of the stock was 85% of the end-of-quarter closing market price. Compensation cost related to the WESPP for all periods presented is immaterial.

On February 3, 2010, Corning's Board of Directors approved the recommendation to terminate on-going WESPP contributions effective March 31, 2010 and the WESPP terminated in May 2010.

20. Operating Segments

Our reportable operating segments are as follows:

- Display Technologies - manufactures liquid crystal display glass for flat panel displays.
- Telecommunications - manufactures optical fiber and cable and hardware and equipment components for the telecommunications industry.
- Environmental Technologies - manufactures ceramic substrates and filters for automotive and diesel applications. This reportable operating segment is an aggregation of our Automotive and Diesel operating segments as these two segments share similar economic characteristics, products, customer types, production processes and distribution methods.
- Specialty Materials - manufactures products that provide more than 150 material formulations for glass, glass ceramics and fluoride crystals to meet demand for unique customer needs.
- Life Sciences - manufactures glass and plastic consumables for scientific applications.

All other operating segments that do not meet the quantitative threshold for separate reporting have been grouped as "All Other." This group is primarily comprised of development projects and results for new product lines.

We prepared the financial results for our reportable segments on a basis that is consistent with the manner in which we internally disaggregate financial information to assist in making internal operating decisions. We included the earnings of equity affiliates that are closely associated with our operating segments in the respective segment's net income. We have allocated certain common expenses among segments differently than we would for stand-alone financial information. Segment net income may not be consistent with measures used by other companies. The accounting policies of our reportable segments are the same as those applied in the consolidated financial statements.

Effective January 1, 2009, we began providing U.S. tax expense (or benefit) on U.S. earnings (losses) due to the change in our conclusion about the realizability of our U.S. deferred tax assets in 2008. As a result of the change in our tax position, we adjusted the allocation of taxes to our operating segments in 2009 to reflect this difference. The impact of this change was not significant.

20. Operating Segments (continued)

The following provides historical segment information as described above:

Segment Information (in millions)

	Display Technologies	Telecom-munications	Environmental Technologies	Specialty Materials	Life Sciences	All Other	Total
For the year ended December 31, 2010							
Net sales	$3,011	$1,712	$816	$578	$508	$ 7	$ 6,632
Depreciation (1)	$ 513	$ 118	$105	$ 72	$ 32	$ 12	$ 852
Amortization of purchased intangibles		$ 1			$ 7		$ 8
Research, development and engineering expenses (2)	$ 90	$ 115	$ 96	$ 87	$ 16	$ 114	$ 518
Restructuring, impairment and other credits (3)	$ (324)	$ (3)		$ (2)			$ (329)
Equity in earnings of affiliated companies (4)	$1,452	$ 3	$ 5			$ 45	$ 1,505
Income tax (provision) benefit	$ (618)	$ (46)	$ (20)	$ 13	$ (30)	$ 50	$ (651)
Net income (loss) (5)	$2,990	$ 97	$ 42	$ (27)	$ 60	$ (75)	$ 3,087
Investment in affiliated companies, at equity	$2,766	$ 19	$ 34			$ 238	$ 3,057
Segment assets (6)	$9,138	$ 988	$915	$869	$302	$ 240	$12,452
Capital expenditures	$ 497	$ 69	$ 65	$143	$ 31	$ 43	$ 848
For the year ended December 31, 2009							
Net sales	$2,426	$1,677	$590	$331	$366	$ 5	$ 5,395
Depreciation (1)	$ 479	$ 130	$ 98	$ 46	$ 20	$ 13	$ 786
Amortization of purchased intangibles		$ 10					$ 10
Research, development and engineering expenses (2)	$ 81	$ 94	$107	$ 58	$ 12	$ 125	$ 477
Restructuring, impairment and other charges	$ 31	$ 42	$ 28	$ 17	$ 8	$ 4	$ 130
Equity in earnings (loss) of affiliated companies	$1,102	$ (3)	$ 7			$ 32	$ 1,138
Income tax (provision) benefit	$ (279)	$ (19)	$ 24	$ 28	$ (19)	$ 45	$ (220)
Net income (loss) (5)	$1,992	$ 19	$ (42)	$ (54)	$ 39	$ (80)	$ 1,874
Investment in affiliated companies, at equity	$2,618	$ 18	$ 34			$ 206	$ 2,876
Segment assets (6)	$8,699	$ 967	$874	$319	$229	$ 206	$11,294
Capital expenditures	$ 552	$ 65	$ 51	$ 33	$ 26	$ 14	$ 741
For the year ended December 31, 2008							
Net sales	$2,724	$1,799	$711	$372	$326	$ 16	$ 5,948
Depreciation (1)	$ 407	$ 117	$ 95	$ 36	$ 14	$ 12	$ 681
Amortization of purchased intangibles		$ 11					$ 11
Research, development and engineering expenses (2)	$ 109	$ 93	$125	$ 45	$ 8	$ 163	$ 543
Restructuring, impairment and other charges (3)		$ 17		$ 2			$ 19
Equity in earnings of affiliated companies	$ 916		$ 4			$ 56	$ 976
Income tax provision	$ (205)	$ (14)	$ (11)		$ (9)	$ (3)	$ (242)
Net income (loss) (5)	$2,221	$ 45	$ 33	$ (7)	$ 53	$(168)	$ 2,177
Investment in affiliated companies, at equity	$1,819	$ 18	$ 37			$ 202	$ 2,076
Segment assets (6)	$7,902	$1,088	$911	$297	$140	$ 202	$10,540
Capital expenditures	$1,431	$ 91	$155	$ 37	$ 16	$ 35	$ 1,765

(1) Depreciation expense for Corning's reportable segments includes an allocation of depreciation of corporate property not specifically identifiable to a segment.

(2) Research, development, and engineering expenses include direct project spending that is identifiable to a segment.

(3) In 2010, Corning recorded a $324 million on the settlement of business interruption and property damage insurance claims in the Display Technologies segment resulting from earthquake activity near the Shizuoka, Japan facility and a power disruption at the Taichung, Taiwan facility in 2009. In 2008, restructuring, impairment and other charges and (credits) include a charge of $22 million that was primarily comprised of severance costs for a restructuring plan in the Telecommunications segment.

(4) In 2010, equity in earnings of affiliated companies in the Display Technologies segment included a $61 million credit for our share of a revised Samsung Corning Precision tax holiday calculation agreed to by the Korean National Tax service.

(5) Many of Corning's administrative and staff functions are performed on a centralized basis. Where practicable, Corning charges these expenses to segments based upon the extent to which each business uses a centralized function. Other staff functions, such as corporate finance, human resources and legal are allocated to segments, primarily as a percentage of sales. In 2008, net income (loss) included a $12 million litigation settlement in the Display Technologies segment and a $14 million loss on the sale of a business in the All Other segment.

(6) Segment assets include inventory, accounts receivable, property and associated equity companies and cost investments.

20. Operating Segments (continued)

For the year ended December 31, 2010, the following number of customers, which individually accounted for 10% or more of each segment's sales, represented the following concentration of segment sales:

- In the Display Technologies segment, three customers accounted for 72% of total segment sales.
- In the Telecommunications segment, one customer accounted for 15% of total segment sales.
- In the Environmental Technologies segment, three customers accounted for 86% of total segment sales.
- In the Specialty Materials segment, three customers accounted for 43% of total segment sales.
- In the Life Sciences segment, two customers accounted for 37% of total segment sales.

A significant amount of specialized manufacturing capacity for our Display Technologies segment is concentrated in Asia. It is at least reasonably possible that the use of a facility located outside of an entity's home country could be disrupted. Due to the specialized nature of the assets, it would not be possible to find replacement capacity quickly. Accordingly, loss of these facilities could produce a near-term severe impact to our display business and the Company as a whole.

A reconciliation of reportable segment net income (loss) to consolidated net income (loss) follows (in millions):

	Years ended December 31,		
	2010	2009	2008
Net income of reportable segments	**$3,162**	$1,954	$2,345
Non-reportable segments	**(75)**	(80)	(168)
Unallocated amounts:			
Net financing costs (1)	**(183)**	(122)	15
Stock-based compensation expense	**(92)**	(127)	(118)
Exploratory research	**(59)**	(61)	(69)
Corporate contributions	**(33)**	(27)	(35)
Equity in earnings of affiliated companies, net of impairments (2)	**453**	297	382
Asbestos litigation (3)	**49**	(20)	340
Other corporate items (4)	**336**	194	2,565
Net income	**$3,558**	$2,008	$5,257

(1) Net financing costs include interest expense, interest income, and interest costs and investment gains and losses associated with benefit plans.

(2) Equity in earnings of affiliated companies, net of impairments and taxes is primarily equity in earnings of Dow Corning Corporation, which includes the following items:
- In 2010, a $21 million credit for our share of U.S. advanced energy manufacturing tax credits. We recorded a $26 million credit for our share of a release of valuation allowances on foreign deferred tax assets. Corning also recorded a $16 million credit for our share of excess foreign tax credits from foreign dividends.
- In 2009, a $29 million credit primarily for our share of excess foreign tax credits from foreign dividends and a $29 million charge for our share of restructuring charges.
- In 2008, a $18 million charge representing our share of an other-than-temporary impairment of auction rate securities.

(3) In 2010, Corning recorded a net credit of $49 million primarily reflecting the change in the terms of the proposed asbestos settlement. In 2009, Corning recorded charges of $20 million to adjust the asbestos liability for the change in value of certain components of the amended PCC Plan and the estimated liability for non-PCC asbestos claims. In 2008, Corning reduced its liability for asbestos litigation by $327 million as a result of the increase in the likelihood of a settlement under recently proposed terms and a corresponding decrease in the likelihood of a settlement under terms established in 2003. Also, in 2008, Corning recorded a credit of $13 million to adjust the asbestos liability for the change in value of certain components of the Amended PCC Plan.

(4) Other corporate items include the tax impact of the unallocated amounts and the following significant items:
- In 2010, Corning recorded a loss of $30 million ($19 million after tax) from the repurchase of $126 million principal amount of our 6.2% senior unsecured notes due March 15, 2016 and $100 million principal amount of our 5.9% senior unsecured notes due March 15, 2014.
- In 2009, Corning recorded $10 million of additional valuation allowance due to a change in judgment about the realizability of U.S. and United Kingdom deferred tax assets in future years; a $41 million tax benefit to reflect a deferred tax asset associated with Medicare Part D subsidies; a $27 million U.S. tax credit for research and experimentation expenses incurred from 2005 to 2008; and $98 million of restructuring charges.
- In 2008, Corning released $2.5 billion of valuation allowances including $2.4 billion due to sustained profitability and positive future earnings projections for U.S. entities and $115 million from a change in estimate regarding 2008 U.S. taxable income. Also, we recorded a $40 million gain related to a favorable tax settlement with the Canadian Revenue Agency and net losses of $53 million on certain available-for-sale securities included in cash and short-term investments.

20. Operating Segments (continued)

A reconciliation of reportable segment net assets to consolidated net assets follows (in millions):

	Years ended December 31,		
	2010	2009	2008
Total assets of reportable segments	**$12,212**	$11,088	$10,338
Non-reportable segments	**240**	206	202
Unallocated amounts:			
Current assets (1)	**7,152**	4,203	3,327
Investments (2)	**1,315**	1,116	980
Property, net (3)	**1,255**	895	1,027
Other non-current assets (4)	**3,659**	3,787	3,382
Total assets	**$25,833**	$21,295	$19,256

(1) Includes current corporate assets, primarily cash, short-term investments and deferred taxes.
(2) Represents corporate investments in affiliated companies, at both cost and equity (primarily Dow Corning Corporation).
(3) Represents corporate property not specifically identifiable to an operating segment.
(4) Includes non-current corporate assets, pension assets and deferred taxes.

Information concerning principal geographic areas was as follows (in millions):

	2010		2009		2008	
	Net sales	**Long-lived assets (1)**	Net sales	Long-lived assets (1)	Net sales	Long-lived assets (1)
North America						
United States	**$1,710**	**$ 4,969**	$1,314	$ 4,625	$1,568	$ 4,455
Canada	**230**		112		113	
Mexico	**45**	**95**	44	64	50	72
Total North America	**1,985**	**5,064**	1,470	4,689	1,731	4,527
Asia Pacific						
Japan	**703**	**2,368**	630	2,095	803	1,784
Taiwan	**1,892**	**2,850**	1,735	2,518	1,966	2,678
China	**829**	**314**	638	400	293	372
Korea	**73**	**2,946**	61	2,766	57	1,960
Other	**146**	**11**	105	10	162	3
Total Asia Pacific	**3,643**	**8,489**	3,169	7,789	3,281	6,797
Europe						
Germany	**302**	**121**	190	57	237	154
France	**59**	**195**	48	125	60	121
United Kingdom	**126**	**4**	92		95	14
Italy						
Other	**270**	**241**	264	63	417	17
Total Europe	**757**	**561**	594	245	809	306
Latin America						
Brazil	**30**		19		24	
Other	**28**		16		11	15
Total Latin America	**58**		35		35	15
All Other	**189**	**25**	127	26	92	20
Total	**$6,632**	**$14,139**	$5,395	$12,749	$5,948	$11,665

(1) Long-lived assets primarily include investments, plant and equipment, goodwill and other intangible assets. Assets in the U.S. and Korea include investments in Dow Corning Corporation and Samsung Corning Precision.

Corning Incorporated and Subsidiary Companies
Valuation Accounts and Reserves
(in millions)

Year ended December 31, 2010	**Balance at beginning of period**	**Additions**	**Net deductions and other**	**Balance at end of period**
Doubtful accounts and allowances	**$ 20**			**$ 20**
Deferred tax assets valuation allowance	**$ 245**		**$ 31**	**$214**
Accumulated amortization of purchased intangible assets	**$ 217**	**$ 4**		**$221**
Reserves for accrued costs of business restructuring	**$ 100**		**$ 73**	**$ 27**

Year ended December 31, 2009	Balance at beginning of period	Additions	Net deductions and other	Balance at end of period
Doubtful accounts and allowances	$ 20			$ 20
Deferred tax assets valuation allowance	$ 230	$ 15		$245
Accumulated amortization of purchased intangible assets	$ 204	$ 13		$217
Reserves for accrued costs of business restructuring	$ 34	$209	$ 143	$100

Year ended December 31, 2008	Balance at beginning of period	Additions	Net deductions and other	Balance at end of period
Doubtful accounts and allowances	$ 20			$ 20
Deferred tax assets valuation allowance	$3,181		$2,951	$230
Accumulated amortization of purchased intangible assets	$ 210		$ 6	$204
Reserves for accrued costs of business restructuring	$ 34	$ 19	$ (19)	$ 34

Quarterly Operating Results
(unaudited)

(In millions, except per share amounts)

2010	**First quarter**	**Second quarter**	**Third quarter**	**Fourth quarter**	**Total year**
Net sales	**$1,553**	**$1,712**	**$1,602**	**$1,765**	**$6,632**
Gross margin	**$ 731**	**$ 827**	**$ 724**	**$ 767**	**$3,049**
Restructuring, impairment and other credits	**$ (2)**		**$ (1)**	**$ (326)**	**$ (329)**
Asbestos litigation (credits) charges	**$ (52)**	**$ 5**	**$ 6**	**$ (8)**	**$ (49)**
Equity in earnings of affiliated companies	**$ 469**	**$ 474**	**$ 504**	**$ 511**	**$1,958**
Provision for income taxes	**$ (97)**	**$ (31)**	**$ (14)**	**$ (145)**	**$ (287)**
Net income attributable to Corning Incorporated	**$ 816**	**$ 913**	**$ 785**	**$1,044**	**$3,558**
Basic earnings per common share	**$ 0.52**	**$ 0.59**	**$ 0.50**	**$ 0.67**	**$ 2.28**
Diluted earnings per common share	**$ 0.52**	**$ 0.58**	**$ 0.50**	**$ 0.66**	**$ 2.25**

2009	First quarter	Second quarter	Third quarter	Fourth quarter	Total year
Net sales	$ 989	$1,395	$1,479	$1,532	$5,395
Gross margin	$ 270	$ 575	$ 599	$ 649	$2,093
Restructuring, impairment and other charges	$ 165		$ 10	$ 53	$ 228
Asbestos litigation charges	$ 4	$ 5	$ 6	$ 5	$ 20
Equity in earnings of affiliated companies	$ 195	$ 361	$ 418	$ 461	$1,435
Benefit (provision) for income taxes	$ 66	$ 4	$ (32)	$ 36	$ 74
Net income attributable to Corning Incorporated	$ 14	$ 611	$ 643	$ 740	$2,008
Basic earnings per common share	$0.01	$ 0.39	$ 0.41	$ 0.48	$ 1.30
Diluted earnings per common share	$0.01	$ 0.39	$ 0.41	$ 0.47	$ 1.28

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Annual Meeting

The annual meeting of shareholders will be held on Thursday, April 28, 2011, in Corning, NY. A formal notice of the meeting together with a proxy statement will be mailed to shareholders on or about March 14, 2011. The proxy statement can also be accessed electronically through the Investor Relations category of the Corning home page on the Internet at www.corning.com and at www.corning.com/2011_proxy. A summary report of the proceedings at the annual meeting will be available without charge upon written request to Ms. Denise A. Hauselt, Vice President, Secretary and Assistant General Counsel, Corning Incorporated, HQ-E2-10, Corning, NY 14831.

Additional Information

A copy of Corning's 2010 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available without charge to shareholders upon written request to Ms. Denise A. Hauselt, Vice President, Secretary and Assistant General Counsel, Corning Incorporated, HQ-E2-10, Corning, NY 14831. The Annual Report, proxy statement, Form 10-K and other information can also be accessed electronically through the Investor Relations category of the Corning home page on the Internet at www.corning.com.

Investor Information

Investment analysts and investors who need additional information may contact Mr. Kenneth C. Sofio, Vice President, Investor Relations, Corning Incorporated, HQ-E2-25, Corning, NY 14831; Telephone 607.974.9000.

Common Stock

Corning Incorporated common stock is listed on the New York Stock Exchange. In addition, it is traded on the Boston, Midwest, Pacific and Philadelphia stock exchanges. Common stock options are traded on the Chicago Board Options Exchange. The abbreviated ticker symbol for Corning Incorporated is "GLW."

Transfer Agent & Registrar

Computershare Trust Company
250 Royall Street
Canton, MA 02021
Telephone: 800.255.0461
Website: www.computershare.com/contactus

Independent Auditors

PricewaterhouseCoopers LLP
300 Madison Ave.
New York, NY 10017

Executive Certifications

Corning submitted its 2010 Annual CEO Certification to NYSE on compliance with NYSE corporate governance listing standards, and filed with SEC its Sarbanes Oxley Act 302 Certifications as exhibits to its most recent Form 10-K.

Printed in the USA

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

The statements in this Annual Report that are not historical facts or information are forward-looking statements. These forward-looking statements involve risks and uncertainties that may cause the outcome to be materially different. Such risks and uncertainties include, but are not limited to:

— Global business, economic and political conditions,
— conditions in the financial and credit markets,
— tariffs, import duties, tax rates and currency fluctuations,
— product demand and industry capacity,
— competition and pricing,
— sufficiency of manufacturing capacity and efficiencies,
— availability and costs of critical components and materials,
— new product development and commercialization,
— order activity and demand from major customers,
— fluctuations in spending by customers and pricing,
— disruptions in commercial activities due to terrorist activity, armed conflict, political or financial instability, natural disasters, or major health concerns,
— new plant start-up or restructuring costs,
— effect of regulatory or legal developments,
— adequacy and availability of insurance,
— capital resource and cash flow activities,
— ability to pace capital spending to customer demand,
— credit rating and ability to obtain financing and capital,
— financial risk management,
— capital spending,
— equity company activities,
— interest costs,
— restructuring, goodwill and intangible asset impairment charges,
— acquisition and divestiture activities,
— rate of technology change,
— level of excess or obsolete inventory,
— ability to enforce patents,
— adverse litigation or regulatory developments,
— product, materials and components performance issues,
— retention of key personnel,
— stock price fluctuations,
— rate of substitution by end-users purchasing LCDs,
— downturn in demand for LCD glass substrates,
— customer ability to maintain profitable operations and obtain financing to fund expansions,
— fluctuations in supply chain inventory levels,
— movements in foreign exchange rates,
— adverse weather conditions and earthquakes, and
— other risks detailed in Corning's SEC filings.

Neither this report nor any statement contained herein is furnished in connection with any offering of securities or for the purpose of promoting or influencing the sale of securities.

Trademarks

The following trademarks of Corning Incorporated appear in this report: CellBIND, ClearCurve, Corning, EAGLE XG, EAGLE XG Slim, Epic, Gorilla Glass, HYPERFlask, InfiniCor, LEAF, Pretium EDGE, SMF-28, SMF-28e+, Vascade.

Corning is an equal opportunity employer.

Board of Directors

John Seely Brown
Retired Chief Scientist
Xerox Corporation
Palo Alto, CA
(2) (5)

John A. Canning, Jr.
Co-Founder & Chairman
Madison Dearborn Partners, LLC
Chicago, IL
(1) (4)

Robert F. Cummings Jr.
Vice Chairman
of Investment Banking
JPMorgan Chase & Co.
New York, NY
(1) (4)

James B. Flaws
Vice Chairman
& Chief Financial Officer
Corning Incorporated
Corning, NY
(4) (6)

Gordon Gund
Chairman
& Chief Executive Officer
Gund Investment Corporation
Princeton, NJ
(2) (5) (6)

Kurt M. Landgraf
President
& Chief Executive Officer
Educational Testing Service
Princeton, NJ
(1) (3)

James J. O'Connor
Chairman
Armstrong World Industries, Inc.
Chicago, IL
(2) (5) (6)

Deborah D. Rieman
Managing Director
Equus Management Company
Woodside, CA
(1) (3)

H. Onno Ruding
Retired Vice Chairman
& Director
Citicorp & Citibank, N. A.
Brussels, Belgium
(1) (4)

William D. Smithburg
Retired Chairman, President
& Chief Executive Officer
The Quaker Oats Company
Chicago, IL
(2) (5) (6)

Glenn F. Tilton
Chairman of the Board
United Continental Holdings, Inc.
Chicago, IL
(1) (3)

Hansel E. Tookes II
Retired Chairman
& Chief Executive Officer
Raytheon Aircraft Company
Palm Beach Gardens, FL
(4) (5)

Wendell P. Weeks
Chairman of the Board,
Chief Executive Officer
& President
Corning Incorporated
Corning, NY
(6)

Mark S. Wrighton
Chancellor
& Professor of Chemistry
Washington University in St. Louis
St. Louis, MO
(1) (3)

Corporate Officers

Wendell P. Weeks
Chairman of the Board,
Chief Executive Officer
& President

James B. Flaws
Vice Chairman
& Chief Financial Officer

Kirk P. Gregg
Executive Vice President
& Chief Administrative Officer

Lawrence D. McRae
Executive Vice President —
Strategy & Corporate
Development

Joseph A. Miller Jr.
Executive Vice President
& Chief Technology Officer

Pamela C. Schneider
Executive Vice President
& Operations Chief of Staff

Vincent P. Hatton
Senior Vice President
& General Counsel

Mark S. Rogus
Senior Vice President
& Treasurer

R. Tony Tripeny
Senior Vice President
& Corporate Controller

Denise A. Hauselt
Vice President, Secretary
& Assistant General Counsel

Other Officers

Thomas Appelt
Vice President
& Global Business Director —
Environmental Technologies

Madapusi K. Badrinarayan
Vice President & Director —
Inorganic & Broad-Based
Technologies

Mark A. Beck
Senior Vice President
Life Sciences

Gary S. Calabrese
Senior Vice President
& Director
Photovoltaic Glass Technologies

James P. Clappin
President —
Corning Glass Technologies

Jack H. Cleland
Vice President,
Deputy General Counsel
& Chief Compliance Officer

Charles R. Craig
Senior Vice President —
Science & Technology

Martin J. Curran
Senior Vice President
& General Manager —
Corning Optical Fiber

Michael W. Donnelly
Vice President —
Business Services

Alan T. Eusden
Chairman & President —
Corning Display Technologies
Taiwan

Lisa Ferrero
General Manager —
Display Technologies

Vivian L. Gernand
Vice President —
Global Commercial Development

Marc S. Giroux
Senior Vice President —
Photovoltaic & Touch Programs

Thomas R. Hinman
Senior Vice President —
Environmental Technologies

Clifford L. Hund
General Manager & President —
Corning East Asia

Lydia A. Kenton
Vice President
& General Manager —
Life Sciences

Wilfred M. Kenan, Jr.
Vice President
& Manufacturing Manager —
Environmental Technologies

Clark S. Kinlin
President
& Chief Executive Officer —
Corning Cable Systems

Mark W. Lauroesch
Vice President
& General Intellectual
Property Counsel

John P. MacMahon
Senior Vice President —
Global Compensation & Benefits

Jean-Pierre Mazeau
Senior Vice President —
Corporate Product
& Process Development

Donald A. McCabe Jr.
Senior Vice President —
Mfg. & Performance Excellence
& Procurement & Transportation

Kevin J. McManus
Vice President
& Chief Information Officer

David L. Morse
Senior Vice President & Director
Corporate Research

Eric S. Musser
General Manager —
Corning Greater China

Mark A. Newhouse
Senior Vice President
& Director —
New Business Development

Christine M. Pambianchi
Senior Vice President —
Human Resources

Timothy J. Regan
Senior Vice President —
Worldwide Government Affairs

Kenneth C. Sofio
Vice President —
Investor Relations

James R. Steiner
Senior Vice President
& General Manager —
Specialty Materials

Curt Weinstein
Vice President
& General Manager —
Specialty Materials

Board Committees

(1) Audit; (2) Compensation; (3) Corporate Relations; (4) Finance; (5) Nominating & Corporate Governance; (6) Executive

Corning Incorporated One Riverfront Plaza Corning, NY 14831-0001 U.S.A. www.corning.com PT# 02AR40010EN


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